Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 7, 2016

by and among

HEWLETT PACKARD ENTERPRISE COMPANY,

SEATTLE SPINCO, INC.,

MICRO FOCUS INTERNATIONAL PLC,

SEATTLE HOLDINGS, INC.

and

SEATTLE MERGERSUB, INC.

i

10.7.	Entire Agreement	114
10.8.	Severability	115
10.9.	Specific Performance	115

EXHIBITS

Exhibit A	Form of Separation and Distribution Agreement
Exhibit B	Form of Restated Certificate of Incorporation of the Surviving Corporation
Exhibit C	Form of Restated By-Laws of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 7, 2016, is entered into by and among Hewlett Packard Enterprise Company, a Delaware corporation (“Houston”), Seattle SpinCo, Inc., a Delaware corporation and wholly owned Subsidiary of Houston (“Seattle”), Micro Focus International plc, a company organized under the laws of England and Wales (“Miami”), Seattle Holdings, Inc., a Delaware corporation and newly formed direct wholly owned Subsidiary of Miami (“Intermediate Holdco”), and Seattle MergerSub, Inc., a Delaware corporation and newly formed direct wholly owned Subsidiary of Intermediate Holdco (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS:

(1) Seattle is a newly formed, wholly owned, direct Subsidiary of Houston;

(2) contemporaneously with the execution of this Agreement, Houston and Seattle are entering into the Separation and Distribution Agreement;

(3) on or prior to the Distribution Date, and subject to the terms and conditions set forth in the Separation and Distribution Agreement, Houston will consummate the Reorganization;

(4) prior to the Distribution, in consideration of the transfer to Seattle of the Seattle Assets contemplated by the Reorganization, Seattle will make a payment to Houston in an aggregate amount equal to the Seattle Payment;

(5) upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, on the Distribution Date, Houston will (a) either (1) distribute all the shares of Seattle Common Stock to Houston shareholders without consideration on a pro rata basis (the “One-Step Spin-Off”), or (2) consummate an offer to exchange (the “Exchange Offer”) shares of Seattle Common Stock for outstanding shares of Houston Common Stock and, in the event that Houston’s shareholders subscribe for less than all of the Seattle Common Stock in the Exchange Offer, Houston will distribute, pro rata to its shareholders, any unsubscribed Seattle Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”) and (b) exchange all of the outstanding shares of Seattle Class B Common Stock for all of the outstanding shares of Common-Equivalent Houston Preferred Stock pursuant to the Subsidiary Stock Exchange;

(6) the disposition by Houston of 100% of the Seattle Common Stock, whether by way of the One-Step Spin-Off or the Exchange Offer (followed by any Clean-Up Spin-Off), and of 100% of the Seattle Class B Common Stock pursuant to the Subsidiary Stock Exchange, is referred to as the “Distribution”, and the Distribution together with the Reorganization is referred to as the “Separation”;

(7) following the Distribution, at the Effective Time, the Parties will effect the merger of Merger Sub with and into Seattle, with Seattle continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

(8) the board of directors of Miami (the “Miami Board”) (a) has determined that the Merger and this Agreement are in the best interests of Miami and its shareholders taken as a whole and has approved this Agreement and the transactions contemplated hereby, including the Merger and the issuance of American Depositary Shares, each representing a number of shares of Miami Common Stock equal to (x) one (1) divided by (y) the ADS Ratio (each an “ADS”), pursuant to the Merger and subject to the conditions thereof (the “Miami Share Issuance”), and (b) has unanimously resolved to recommend that the shareholders of Miami vote in favor of the resolutions required under the Miami Shareholder Approval;

(9) all the directors of Miami who hold shares of Miami Common Stock have entered into irrevocable undertakings, for the benefit of Houston, to vote in favor of the resolutions required under the Miami Shareholder Approval at the Miami Shareholders Meeting (and any adjournment or postponement thereof) in respect of (in aggregate) 509,271 shares of Miami Common Stock held by the directors as at the date of this Agreement;

(10) the board of directors of each of Intermediate Holdco and Merger Sub has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger;

(11) the board of directors of Seattle (the “Seattle Board”) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger;

(12) the board of directors of Houston (the “Houston Board”) has approved this Agreement and the transactions contemplated hereby, including the Merger; and

(13) it is the intention of the Parties that, for U.S. federal income Tax purposes: (a) the Contribution and the Distribution, taken together, qualify as a “reorganization” under Sections 368(a)(1)(D) and 355(a) of the Code; (b) the Subsidiary Stock Recapitalization qualify as a “reorganization” under Section 368(a)(1)(E) of the Code; (c) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (d) each of this Agreement and the Separation and Distribution Agreement constitute a “plan of reorganization” for purposes of Section 368 of the Code.

NOW, THEREFORE:

In consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. DEFINITIONS

1.1.	Definitions

As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and use provisions that are no less favorable in the aggregate to Miami than those contained in the Confidentiality Agreement; provided that, for the avoidance of doubt, such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any Party to this Agreement or otherwise conflicting with the obligations of any Party under this Agreement.

“Action” means any claim, action, suit, arbitration, investigation or other proceeding, in each case, by any Person or Governmental Authority, in each case, before any Governmental Authority.

“ADS Ratio” means the number of ADSs (or fraction thereof) that represents one (1) share of Miami Common Stock, which number shall equal one (1) unless otherwise agreed in writing by Houston and Miami prior to the Closing.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. For the avoidance of doubt, following the Effective Time, Affiliates of Miami shall include the Seattle Entities.

“Agreement” means this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto (including the Disclosure Schedules), as may be amended or supplemented from time to time in accordance with its terms.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) that apply to Seattle, Miami or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Austin TMA” means the Tax Matters Agreement, dated as of October 31, 2015, by and between Hewlett-Packard Company and Houston.

“Basic Financial Information” means pre-tax financial information on the Seattle Business, taken as a whole, for the three (3) fiscal years prior to the date hereof: (a) pre-tax profit and loss information, to at least the operating profit level; (b) pre-tax balance sheet information, highlighting at least net assets and liabilities; (c) relevant pre-tax cash-flow information; (d) key non-financial operating or performance measures appropriate to Seattle’s business operations; (e) the most recent significant trends in production, sales and inventory, and costs and selling prices since the end of the last fiscal year prior to the date hereof; and (f) information on any known trends, uncertainties, demands, commitments or events (excluding the transactions contemplated by this Agreement) that are reasonably likely to have a material effect on Seattle’s prospects for at least the currently pending fiscal year.

“Bid” means any quotation, bid or proposal that, if accepted or awarded, would lead to a Government Contract.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York or the Bank of England is closed.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” means (i) the Parties shall have received written notice from CFIUS that review under Section 721 of the U.S. Defense Protection Act of 1950 as amended by the Foreign Investment and National Security Act of 2007 (the “DPA”), of the transactions contemplated by this Agreement has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement, and advised that action under Section 721 of the DPA, and any investigation related thereto, has been concluded with respect to the transactions; (ii) CFIUS shall have concluded that the transactions contemplated by this Agreement are not a covered transaction and not subject to review under Section 721 of the DPA; or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision on the Notice and either (1) the period under Section 721 of the DPA during which the President may announce his decision to take action to suspend or prohibit the transactions contemplated hereby shall have expired without any such action being announced or taken, or (2) the President shall have announced a decision not to take any action to suspend or prohibit the transactions contemplated hereby.

“Circular” means a circular to the shareholders of Miami prepared under the Listing Rules convening the Miami Shareholders Meeting, including any supplement or amendment thereto.

“Cleansing Announcement” means an announcement by Miami in relation to the transactions contemplated hereby that is intended to satisfy the FCA, in the event that it is released, that there is sufficient publicly available information about the Seattle Business and the transactions contemplated hereby to avoid the need for a suspension of the listing of the Miami Common Stock on the premium listing segment of the Official List.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Agreement” means the OEM Agreement to be entered into at or prior to the Effective Time among Miami, Houston and Seattle, substantially on the terms attached as Exhibit F to the Separation and Distribution Agreement.

“Common-Equivalent Houston Preferred Stock” has the meaning set forth in the Separation and Distribution Agreement.

“Companies House” means the Registrar of Companies in England and Wales.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the Merger and the other transactions contemplated by this Agreement, including the HSR Act and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Confidentiality Agreement” means that certain Confidentiality Agreement, by and between Miami and Houston, dated April 17, 2016.

“Consent” means any consent, clearance, expiration or termination of a waiting period, approval, exemption, waiver, authorization, filing, registration or notification.

“Contract” means any written or oral legally binding contract, agreement, understanding, arrangement, subcontract, loan or credit agreement, note, bond, indenture, mortgage, purchase order, insurance policy, benefit plan, deed of trust, lease, sublease, franchise, permit, authorization, license, instrument, binding commitment, obligation or other undertaking. Contract shall not include any Houston Benefit Plan or any Miami Benefit Plan.

“Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“Current Government Contracts” means those Government Contracts under which the period of performance has not yet expired or terminated or for which final payment has not been received or which remain open to audit or close-out.

“DGCL” means the Delaware General Corporation Law.

“Disclosure and Transparency Rules” means the disclosure and transparency rules made by the FCA under Part VI of FSMA, as amended.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement to be entered into at or prior to the Effective Time among Houston, Miami and Seattle, substantially in the form attached as Exhibit C to the Separation and Distribution Agreement.

“Environmental Laws” means any and all Laws, including the common law, relating to pollution, the protection of the environment, natural resources or human health and safety or Hazardous Materials (in relation to protection of human health or safety or the environment).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which together with Seattle or any of its Subsidiaries would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the New Issuance divided by the number of shares of Seattle Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth herein.

“Excluded Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Excluded Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“FCA” means the UK Financial Conduct Authority.

“Fraud” means an act in the making of a representation or warranty contained in this Agreement, committed by a Person making such representation or warranty, with intent to deceive another Person, and to induce him, her or it to enter into the contract and requires (a) a false representation of material fact made herein; (b) knowledge that such representation is false; (c) an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it; (d) causing that Person, in justifiable reliance upon such false representation and with ignorance to the falsity of such representation, to take or refrain from taking action; and (e) causing such Person to suffer damage by reason of such reliance.

“FSMA” means the United Kingdom’s Financial Services and Markets Act 2000, as amended.

“Fully Diluted Miami Shares” means the number of shares of Miami Common Stock as of immediately before the Effective Time on a fully-diluted, as converted and as exercised basis in accordance with the treasury stock method, including shares of Miami Common Stock underlying outstanding Miami Options, Miami ASG Awards and any other securities convertible into or exercisable for shares of Miami Common Stock.

“GAAP” means generally accepted accounting principles in the United States.

“Government Contract” means, with respect to any Person, any Contract arising out of the operation of the business of such Person, including any arrangement, joint venture, basic ordering agreement, pricing agreement, letter agreement or other similar arrangement of any kind, between such Person, on the one hand, and (a) the U.S. Government (in the case of Seattle) or the UK Government (in the case of Miami), (b) any prime contractor to the U.S. Government (in the case of Seattle) or the UK Government (in the case of Miami) in its capacity as a prime contractor, or (c) any subcontractor at any tier with respect to any Contract described in clause (a) or clause (b) above, on the other hand. A task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Official” means (a) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Authority; (b) any political party or party official or candidate for political office; (c) any public international organization, any department or agency thereof, or any officer, employee or representative thereof; or (d) any Person or other entity owned in whole or in part, or controlled by any Person described in the clauses (a), (b) or (c) above.

“Governmental Authority” means any federal, state, local or foreign government, any entity exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government, and any arbitral body or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means any substance, material or waste that is listed, defined, classified or regulated by a Governmental Authority or under any Environmental Laws as “toxic,” or “hazardous,” or as a “pollutant” or “contaminant” or with words of similar meaning or effect, including petroleum, asbestos and mold or other fungi.

“Hewlett-Packard SDA” means that certain Separation and Distribution Agreement dated October 31, 2015, by and among Hewlett-Packard Company, Houston and certain other parties signatory thereto.

“Houston Credit Agreement” means the Five-Year Credit Agreement dated as of November 1, 2015 between Houston, JPMorgan Chase Bank, N.A., as administrative agent and the other parties thereto.

“Houston Common Stock” means the common stock, par value $0.01 per share, of Houston.

“Houston Designated Directors” means the individuals (a) proposed by Houston between the date of this Agreement and twenty (20) Business Days prior to the publication of the Circular to serve on the Miami Board as directors and approved by a majority of the Nomination Committee of the Miami Board, and (b) other than with respect to one (1) executive director (who is not required to qualify as “independent” under the UK Corporate Governance Code (as amended)), who qualify as “independent” under the UK Corporate Governance Code (as amended), who shall be appointed to the Miami Board as of Closing (or if such individuals cease to serve on the Miami Board prior to the second annual general meeting of the Miami shareholders that occurs after the Effective Time, any replacement thereof proposed by Houston in compliance with the foregoing other than the notice period set forth in clause (a)).

“Houston Development” means Hewlett Packard Enterprise Development LP, a Texas limited partnership.

“Houston Entities” means Houston and its Subsidiaries, after giving effect to the Reorganization.

“Houston Equity Awards” has the meaning set forth in the Employee Matters Agreement.

“Houston Licensed IPR” has the meaning set forth in the IP Matters Agreement.

“Houston Material Adverse Effect” means any change, event, development, condition, occurrence or effect that has, or would reasonably be expected to have, a material adverse effect on the ability of Houston to perform its obligations hereunder, or to consummate the transactions contemplated hereby.

“Houston SEC Documents” means all forms, reports, Schedules, statements and other documents required to be filed or furnished by (a) Houston or Seattle with the SEC since January 1, 2015 and (b) Hewlett-Packard Company between January 1, 2015 and October 31, 2015.

“Houston Stock Plan” has the meaning set forth in the Employee Matters Agreement.

“Houston Tax Counsel” means Skadden, Arps, Slate, Meagher & Flom LLP.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means International Financial Reporting Standards as adopted by the European Union.

“Intellectual Property” has the meaning given to “Intellectual Property Rights” set forth in the IP Matters Agreement.

“Intended Tax Treatment” means the following U.S. federal income Tax consequences in connection with the Separation and the Merger: (a) the qualification of the Contribution, taken together with the Distribution, as a “reorganization” under Sections 368(a)(1)(D) and 355(a) of the Code; (b) the Distribution as a transaction in which the Seattle Common Stock and Seattle Class B Common Stock distributed to holders of Houston Common Stock and Common-Equivalent Houston Preferred Stock, respectively, is “qualified property” for purposes of Section 361(c) of the Code; (c) the nonrecognition of income, gain or loss by Houston and Seattle upon the Contribution and the Distribution under Sections 355, 361 and/or 1032 of the Code, as applicable, other than intercompany items or excess loss accounts taken into account pursuant to Treasury Regulations promulgated pursuant to Section 1502 of the Code; (d) the nonrecognition of income, gain or loss by the holders of Houston Common Stock and Common-Equivalent Houston Preferred Stock upon the receipt of Seattle Common Stock and Seattle Class B Common Stock, respectively, in the Distribution (except with respect to the receipt of cash in lieu of fractional shares of Seattle Common Stock or Seattle Class B Common Stock, if any); (e) the qualification of the Subsidiary Stock Recapitalization as a “reorganization” under Section 368(a)(1)(E) of the Code; (f) the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code (and with respect to which gain is expected to be recognized under Section 367(a)(1) of the Code); and (g) Miami not being treated as a “domestic corporation” for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code as a result of the Merger.

“Interests” means shares, partnership interests, limited liability company interests or any other equity interest in any Person.

“IP Matters Agreement” means the Intellectual Property Matters Agreement to be entered into at or immediately prior to the Effective Time between Houston, Houston Development and Seattle, substantially in the form attached as Exhibit F to the Separation and Distribution Agreement.

“IRS” means the United States Internal Revenue Service.

“knowledge” means (a) with respect to Houston, the actual knowledge of the persons set forth in Section 1.1(a)(i) of the Seattle Disclosure Schedule, (b) with respect to Seattle, the actual knowledge of the persons set forth in Section 1.1(a)(ii) of the Seattle Disclosure Schedule and (c) with respect to Miami, the actual knowledge of the persons set forth in Section 1.1(a) of the Miami Disclosure Schedule.

“Law” means, with respect to any Person, any domestic or foreign federal, state or local law, constitution, treaty, convention, ordinance, code, rule, regulation, statute, order, executive order, writ, injunction, judgment, decree, ruling, award or other similar requirement enacted, issued, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person.

“Leased Real Property” means, with respect to any Person, all real property leased with respect to which the applicable lease may not be terminated by such Person at will or by giving notice of ninety (90) days or less without penalty, cost or other liability.

“Lender Related Parties” means the Persons, including the Lenders, that have committed to provide or arrange any Financing in connection with the transactions contemplated hereby, including the parties named in any joinder agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, their Affiliates, and their respective former, current and future directors, officers, managers, members, stockholders, partners, employees, agents, advisors, representatives, successors and permitted assigns of any of the foregoing.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest or other lien of any kind.

“Listing Rules” means the listing rules made by the UK Listing Authority under Part VI of the FSMA, as amended.

“Loss” or “Losses” means any and all Liabilities, claims, losses, damages, costs, expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses).

“Market Abuse Regulation” means the EU Market Abuse Regulation (596/2014).

“Marketing Period” means the period of fifteen (15) consecutive Business Days, beginning on the first date that (i) Houston shall have provided to Miami the financial statements required by Section 7.17 as of such date and (ii) either (x) all conditions set forth in Section 8.1 and Section 8.3 shall be satisfied or waived (other than those conditions, including the Reorganization and the Distribution, that are to be satisfied by action at the Closing) or (y) the date shall be July 28, 2017 or later; provided that (w) November 25, 2016, July 3, 2017 and November 24, 2017 shall not be considered Business Days for the purposes of the Marketing Period, (x) the Marketing Period shall either end on or prior to December 23, 2016 or, if Marketing Period has not ended on or prior to December 23, 2016, then the Marketing Period shall commence no earlier than January 2, 2017, (y) the Marketing Period shall either end on or prior to August 18, 2017 or, if the Marketing Period has not ended on or prior to August 18, 2017, then the Marketing Period shall commence no earlier than September 5, 2017 and (z) the Marketing Period shall either end on or prior to December 22, 2017 or, if the Marketing Period has not ended on or prior to December 22, 2017, then the Marketing Period shall commence no earlier than January 2, 2018; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Financing is funded, whether into escrow or otherwise, or the date on which the “Marketing Period” set forth in the Seattle Commitment Letter has ended in accordance with its terms.

“Miami ASG Award” means additional share grant awards with respect to Miami Common Stock granted in accordance with the terms set out in the prospectus issued by Miami on October 8, 2014 or granted in accordance with the authority sought from Miami’s shareholders at its annual general meeting convened for September 22, 2016 (or any adjournment thereof).

“Miami Common Stock” means the ordinary shares of £0.10 each in the capital of Miami.

“Miami Credit Agreement” means the Credit Agreement, dated as of November 20, 2014, as amended, by and among Miami, Micro Focus Group Limited, MA FINANCECO., LLC, Bank of America, N.A., as administrative agent, and the other parties thereto.

“Miami Datasite” means the datasite established by Miami for purposes of due diligence of Miami and the Miami Subsidiaries and their respective businesses.

“Miami Designated Directors” means the individuals, other than the Houston Designated Directors, selected and approved by a majority of the Nomination Committee of the Miami Board (excluding for this purpose the members of the Nomination Committee of the Miami Board that are Houston Designated Directors) to serve on the Miami Board who qualify as “independent” under the UK Corporate Governance Code, as amended.

“Miami Disclosure Schedule” means the Disclosure Schedule delivered by Miami to Houston and Seattle on the date hereof and attached hereto.

“Miami Entities” means Miami and its Subsidiaries.

“Miami Leased Real Property” means all Leased Real Property of Miami or any of its Subsidiaries.

“Miami License” means each material license under which Miami or any of its Subsidiaries (a) is a licensee or otherwise has been granted or has obtained, or (b) is a licensor or otherwise agrees to grant or provide, rights to use any Intellectual Property, other than (x) in the case of (a), licenses for unmodified, commercially available off-the-shelf Software used by Miami or any of its Subsidiaries solely for their internal purposes for an aggregate fee or payment of less than $1,000,000 or (y) in the case of (b), non-exclusive licenses granted to customers (including Governmental Authorities) in the ordinary course of business consistent with past practice.

“Miami Material Adverse Effect” means any change, event, development, condition, occurrence or effect that (a) is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise) or results of operations of Miami and the Miami Subsidiaries, taken as a whole, or (b) has, or would reasonably be expected to have, a material adverse effect on the ability of Miami to perform its obligations hereunder, or to consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Miami Material Adverse Effect under clause (a) of this definition: (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes of Law, IFRS or UK GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, force majeure, an act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which Miami and the Miami Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the announcement or the pendency of the Merger, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by this Agreement (provided, that this clause (v) does not apply in the context of any representation or warranty of Miami contained in Section 6.4, Section 6.5 or Section 6.10(b)), (vi) changes in Miami’s stock price or the trading volume of Miami’s stock or any change in the credit rating of Miami (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), or (ix) any Action arising from or relating to the Merger or the other transactions contemplated by this Agreement; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on Miami and the Miami Subsidiaries, taken as a whole, as compared to other participants in the industries in which Miami and the Miami Subsidiaries conduct their businesses.

“Miami Option” means an option to purchase shares of Miami Common Stock with an exercise price at or greater than zero granted pursuant to a Miami Stock Plan.

“Miami Owned Intellectual Property” means all Intellectual Property owned by Miami or the Miami Subsidiaries, including Miami Registered Intellectual Property.

“Miami Owned Real Property” means all Owned Real Property of Miami or any of its Subsidiaries.

“Miami Parties” means Micro Focus Group Limited and MA FinanceCo., LLC.

“Miami Registered Intellectual Property” means all Intellectual Property that is owned by Miami or any Miami Subsidiary and registered, filed, issued or granted under the authority of, with or by any Governmental Authority.

“Miami Registration Statement” means the registration statement on Form S-4 or Form F-4 to be filed by Miami with the SEC to effect the registration under the Securities Act of the issuance of the ADSs (and the shares of Miami Common Stock represented thereby) that will be issued to holders of Seattle Common Stock pursuant to the Merger (as amended and supplemented from time to time).

“Miami Stock Plans” means the Miami Incentive Plan 2005, the Miami Employee Stock Purchase Plan 2006, the Miami Sharesave Plan 2006, the Miami International Sharesave Plan 2010, the Miami Sharesave Plan Ireland 2013, the Miami Leadership Stock Incentive Plan 2007 and each other Miami Benefit Plan providing for awards of options or share-based incentives to employees, each as amended from time to time.

“Miami Subsidiaries” means all direct and indirect Subsidiaries of Miami. For the avoidance of doubt, following the Effective Time, the Miami Subsidiaries shall include the Seattle Entities.

“New Issuance” means (a) the Fully Diluted Miami Shares multiplied by (b) the quotient of 50.1% divided by 49.9%.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d) above, as may be in effect from time to time.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Owned Real Property” means, with respect to any Person, all real property owned by such Person.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities.

“Permitted Liens” means (a) mechanics’, materialmen’s and similar Liens with respect to any amounts (i) not yet due and payable or (ii) which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, UK GAAP or IFRS, as applicable; (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, UK GAAP or IFRS, as applicable; (c) purchase money Liens and Liens securing rental payments under capital lease agreements; (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws; (e) good faith deposits in connection with bids, tenders, leases, contracts or other agreements, including rent security deposits; (f) pledges or deposits to secure public or statutory obligations or appeal bonds; (g) easements, covenants, conditions, rights of way and similar restrictions on real property that (i) are matters of record or (ii) would be disclosed by a current, accurate survey and, in the case of both (i) and (ii), which do not materially interfere with the present uses of such real property; (h) to the extent released or terminated at or prior to the Effective Time, Liens securing payment, or any other obligations, of any Person with respect to indebtedness that have been disclosed to the Parties in writing; (i) Liens arising under or created by any Seattle Material Contract, Miami Material Contract, this Agreement or any Transaction Document (other than as a result of a breach or default under such Contracts); (j) Liens constituting a lease, sublease or occupancy agreement that gives any third party any right to occupy any real property; (k) except with respect to Intellectual Property, other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money; (l) Liens expressly referred to in the Houston SEC Documents or the Miami Public Documents; (m) non-exclusive licenses of Intellectual Property granted by Seattle or any of its Subsidiaries or Miami or any of its Subsidiaries, as the case may be, in the ordinary course of their respective business; (n) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority; and (o) Liens described on Section 1.1(b) of the Seattle Disclosure Schedule or Section 1.1(b) of the Miami Disclosure Schedule.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Prospectus” means the prospectus to be approved by the UK Listing Authority and published by Miami in accordance with PR 3.2 of the Prospectus Rules in connection with the transactions contemplated hereby, including any supplement or amendment thereto.

“Prospectus Rules” means the prospectus rules made by the UK Listing Authority under Part VI of the FSMA.

“Qualified Seattle Common Stock” means Seattle Common Stock received by holders of Houston Common Stock pursuant to the Distribution, except for any Seattle Common Stock that is received in the Distribution by holders of Houston Common Stock who acquired their Houston Common Stock as part of a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

“Real Estate Matters Agreement” means the Real Estate Matters Agreement to be entered into at or prior to the Effective Time between Houston and Seattle, substantially in the form attached as Exhibit D to the Separation and Distribution Agreement.

“Record Date” means the close of business on the date to be determined by the Houston Board as the record date for determining stockholders of Houston entitled to receive shares of Seattle Common Stock in the Distribution, to the extent the Distribution is effected through a One-Step Spin-Off, or in connection with any Clean-Up Spin-Off.

“Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

“Representative” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, financing sources, consultants, advisors or other Persons acting on behalf of such Person.

“Seattle Affiliate Contract” means any Contract or Liability, whether or not in writing (a) between any Seattle Entity, on the one hand, and any present or former officer or director of the Seattle Entities, on the other hand, or (b) between any Seattle Entity, on the one hand, and Houston and/or any of its Subsidiaries (other than a Seattle Entity), on the other hand.

“Seattle Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Seattle Business” has the meaning set forth in the Separation and Distribution Agreement.

“Seattle Class B Common Stock” means the Class B common stock, par value $0.01 per share, of Seattle.

“Seattle Common Stock” means the Class A common stock, par value $0.01 per share, of Seattle.

“Seattle Datasite” means the datasite established by Houston for purposes of due diligence of the Seattle Entities and the Seattle Business.

“Seattle Disclosure Schedule” means the Disclosure Schedule delivered by Houston and Seattle to Miami on the date hereof and attached hereto.

“Seattle Employee” has the meaning set forth in the Employee Matters Agreement.

“Seattle Entities” means Seattle and the Seattle Subsidiaries, after giving effect to the Reorganization.

“Seattle Leased Real Property” means all Leased Real Property of the Seattle Entities.

“Seattle Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Seattle License” means each material license under which Seattle or any of its Subsidiaries (a) is a licensee or otherwise has been granted or has obtained, or (b) is a licensor or otherwise agrees to grant or provide, rights to use any Intellectual Property, other than (x) in the case of (a), licenses for unmodified, commercially available off-the-shelf Software used by Seattle or any of its Subsidiaries solely for their internal purposes for an aggregate fee or payment of less than $1,000,000 or (y) in the case of (b), non-exclusive licenses granted to customers (including Governmental Authorities) in the ordinary course of business consistent with past practice.

“Seattle Material Adverse Effect” means any change, event, development, condition, occurrence or effect that (a) is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise) or results of operations of Seattle and the Seattle Subsidiaries, taken as a whole, or (b) has, or would reasonably be expected to have, a material adverse effect on the ability of the Seattle Entities to perform their obligations hereunder, or to consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Seattle Material Adverse Effect under clause (a) of this definition: (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes of Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, force majeure, an act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which Seattle and the Seattle Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the announcement or the pendency of the Merger, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by this Agreement (provided, that this clause (v) does not apply in the context of any representation or warranty of Houston contained in Section 5.4, Section 5.5 or Section 5.9(b)), (vi) changes in Houston’s stock price or the trading volume of Houston’s stock or any change in the credit rating of Houston or Seattle (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), or (ix) any Action arising from or relating to the Merger or the other transactions contemplated by this Agreement; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on Seattle and the Seattle Subsidiaries, taken as a whole, as compared to other participants in the industries in which Seattle and the Seattle Subsidiaries conduct their businesses.

“Seattle Owned Intellectual Property” means the Transferred IP.

“Seattle Owned Real Property” means all Owned Real Property of the Seattle Entities.

“Seattle Payment” has the meaning set forth in the Separation and Distribution Agreement.

“Seattle Registration Statement” means the registration statement to be filed by Seattle with the SEC to effect the registration of shares of Seattle Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

“Seattle Subsidiaries” means all direct and indirect Subsidiaries of Seattle, after giving effect to the Reorganization.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Separation and Distribution Agreement” means that Separation and Distribution Agreement dated as of the date hereof between Houston and Seattle, attached as Exhibit A to this Agreement.

“Separation Plan” has the meaning set forth in the Tax Matters Agreement.

“Software” has the meaning set forth in the IP Matters Agreement.

“Subsidiary” means, with respect to any Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or Interests is owned, directly or indirectly, by such Person.

“Subsidiary Stock Exchange” has the meaning set forth in the Separation and Distribution Agreement.

“Subsidiary Stock Recapitalization” has the meaning set forth in the Separation and Distribution Agreement.

“Support Obligations” means all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of Houston or any of its Affiliates (other than the Seattle Entities) in support of any obligation of any Seattle Entity, as set forth on Section 1.1(c) of the Seattle Disclosure Schedule.

“Tax Matters Agreement” means the Tax Matters Agreement to be entered into at or prior to the Distribution Time among Houston, Seattle and Miami, substantially in the form attached as Exhibit B to the Separation and Distribution Agreement.

“Tax Representation Letters” means tax representation letters containing customary representations and covenants, substantially in compliance with IRS published advance ruling guidelines, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Houston Tax Counsel, executed by Miami, Seattle and Houston, and other third parties, if required.

“Tax Returns” has the meaning set forth in the Tax Matters Agreement.

“Taxes” has the meaning set forth in the Tax Matters Agreement.

“Transaction Documents” means the Separation and Distribution Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Real Estate Matters Agreement, the Commercial Agreement, and the IP Matters Agreement and including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

“Transferred IP” has the meaning set forth in the IP Matters Agreement.

“Transferred Registered IP” has the meaning set forth in the IP Matters Agreement.

“Transition Services Agreement” means the Transition Services Agreement to be entered into at or prior to the Effective Time between Houston and Seattle, substantially in the form attached as Exhibit A to the Separation and Distribution Agreement.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“UK GAAP” means (a) in respect of any accounting period ended prior to January 1, 2015, generally accepted United Kingdom accounting policies, principles, practices and conventions using all relevant Financial Reporting Standards (FRSs) (other than FRS 100, FRS 101, FRS 102, FRS 103, FRS 104 and FRS 105), Statements of Standard Accounting Practice (SSAPs) and Statements of Recommended Practice (SoRPs), in each case issued or adopted by the Financial Reporting Council of the United Kingdom, and all Urgent Issues Task Force (UITF) abstracts and all statements and recommendations from professional accountancy bodies (and, for the avoidance of doubt, excluding International Accounting Standards issued by the International Accounting Standards Board and IFRS) and other requirements of applicable Law, and (b) in respect of any accounting period ended or ending on or after January 1, 2015, generally accepted United Kingdom accounting policies, principles, practices and conventions, using FRS 101, FRS 102 and Statements of Recommended Practice, as issued by the Financial Reporting Council of the United Kingdom and other requirements of applicable Law.

“UK Listing Authority” means the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the FMSA, including where the content so prescribes, any committee, employee, officer or servant to whom any function of the UK Listing Authority may from time to time be delegated.

“Willful Breach” means, with respect to any covenant of a Party made in this Agreement, an action or omission taken or omitted to be taken by such Party in material breach of such covenant that the breaching party intentionally takes (or intentionally fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such covenant.

1.2.	Cross References

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Miami Public Documents	Section 6.8(a)
ADR	Section 7.24(a)
ADR Facility	Section 7.24(a)
ADS	Recitals
Agent	Section 3.2(a)
Agent Agreement	Section 3.2(a)
Alternative Commitment Letter	Section 7.7(a)
Alternative Financing	Section 7.7(a)
Alternative Financing Agreements	Section 7.7(b)
Alternative Notice	Section 7.10(b)
Announcement	Section 7.23(c)
Approvals	Section 7.6(a)
Audited Financial Statements	Section 7.17(a)
Certificate of Merger	Section 2.3
Clean-Up Spin-Off	Recitals
Closing	Section 2.2
Closing Date	Section 2.2
Common Shares Trust	Section 3.3(b)
Companies Act	Section 3.2(b)
Competing Proposal	Section 7.10(f)(i)
Custodian	Section 7.24(a)
Data Security Requirements	Section 5.20(c)
Deposit Agreement	Section 7.24(a)
Depositary Bank	Section 7.24(a)
Distribution	Recitals
Distribution Documents	Section 5.24
Distribution Fund	Section 3.2(a)
DOJ	Section 7.6(a)
Effective Time	Section 2.3
ERISA	Section 5.13(a)
Excess ADSs	Section 3.3(a)
Exchange Offer	Recitals
FCPA	Section 5.10(b)
Financing	Section 7.7(a)
Financing Adjustment Amount	Section 9.3(f)(i)
Financing Agreements	Section 7.7(a)
Financing Expense Reimbursement	Section 9.3(f)(iii)
Financing Obligations	Section 6.9(b)
Form 8-A	Section 7.4(a)
Form F-6	Section 7.4(a)
FTC	Section 7.6(a)
Houston	Preamble

Term	Section
Houston Audit Committee	Section 4.7
Houston Benefit Plan	Section 5.13(a)
Houston Board	Recitals
Houston Non-U.S. Plan	Section 5.13(f)
Houston Tax Opinion	Section 7.3(b)(i)
Interim Period	Section 7.1
Intermediate Holdco	Preamble
Intermediate Holdco Common Stock	Section 3.1(a)(vii)
Internal Controls	Section 6.8(b)
Lenders	Section 6.9(c)
Merger	Section 2.1
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(a)(vi)
Miami	Preamble
Miami Adverse Recommendation Change	Section 7.4(e)(iii)
Miami Affiliate Contract	Section 6.23
Miami Audit Committee	Section 6.8(b)
Miami Benefit Plan	Section 6.13(a)
Miami Board	Recitals
Miami Business	Section 6.20(a)(ii)
Miami Material Contracts	Section 6.12(a)
Miami Non-U.S. Plan	Section 6.13(f)
Miami Public Documents	Section 6.8(a)
Miami Recommendation	Section 6.26
Miami Share Issuance	Recitals
Miami Shareholder Approval	Section 6.27
Miami Shareholders Meeting	Section 7.4(e)(i)
Miami Voting Debt	Section 6.6(b)
Multiemployer Plan	Section 5.13(d)
Negotiation Period	Section 7.10(b)
NYSE	Section 3.3(a)
OFAC	Section 5.10(e)
Official List	Section 6.5
One-Step Spin-Off	Recitals
Outside Date	Section 9.1(c)
Parties	Preamble
Party	Preamble
PII	Section 5.20(c)
Pre-Funded Interest Amount	Section 9.3(f)(ii)
Projected Closing Date	Section 7.8(b)
Protocol Remedies Exception	Section 7.23(b) Section 4.2
Schedule TO	Section 7.4(a)
Seattle	Preamble

Term	Section
Seattle Benefit Plan	Section 5.13(a)
Seattle Board	Recitals
Seattle Commitment Letter	Section 6.9(a)
Seattle Controls	Section 4.7
Seattle Financial Statements	Section 5.8(a)
Seattle Material Contracts	Section 5.11(a)
Seattle Shareholder Approval	Section 5.25
Seattle Voting Debt	Section 5.6(b)
Separation	Recitals
Separation Committee	Section 7.19(b)
Sponsor	Section 7.23(f)
Superior Proposal	Section 7.10(f)(ii)
Surviving Corporation	Section 2.1
Takeover Code	Section 7.10(b)
Termination Payment	Section 9.3(b)
Threshold Percentage	Section 3.1(c)
WARN	Section 5.14(d)

1.3.	Interpretation

(a) Unless the context of this Agreement otherwise requires:

(i) (a) words of any gender include each other gender and neuter form; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) derivative forms of defined terms will have correlative meanings; (d) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (e) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (f) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (g) the word “or” shall be disjunctive but not exclusive;

(ii) references to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract, other document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions);

(iii) references to any federal, state, local, or foreign statute or Law shall include all regulations promulgated thereunder; and

(iv) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e) The terms “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, UK GAAP or IFRS, as applicable, unless the context otherwise requires.

(g) All monetary figures shall be in United States dollars unless otherwise specified.

(h) All references to “GBP”, “pence”, “sterling”, “£” or “p” are to the lawful currency of the United Kingdom.

(i) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a Seattle Material Adverse Effect or Miami Material Adverse Effect, as applicable, or materiality.

(j) Unless otherwise expressly provided for in any such representation or warranty, each of the representations and warranties of the Parties set forth herein shall be deemed to be made as if the Reorganization has been consummated as of the date such representations and warranties are made hereunder.

(k) The phrases “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf; posted to the Miami Datasite or the Seattle Datasite, as applicable; or are otherwise publicly available on the SEC or Companies House website).

2. THE MERGER

2.1.	The Merger

At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into Seattle (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and Seattle shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, Seattle shall become a direct wholly owned Subsidiary of Intermediate Holdco (other than with respect to the Seattle Class B Common Stock, which will be owned by a Subsidiary of Seattle) and an indirect wholly owned Subsidiary of Miami. References herein to “Seattle” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

2.2.	Closing

Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 9 a.m., Eastern time, on the date which is the third (3rd) Business Day after the conditions set forth in Section 8 (other than those, including the Reorganization and the Distribution, that are to be satisfied by action at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, in each case at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, unless another date, time or place is agreed to in writing by Houston and Miami. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Section 8 (other than those, including the Reorganization and the Distribution, that are to be satisfied by action at the Closing), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) any date before or during the Marketing Period as may be specified in writing by Miami to Houston on no less than three (3) Business Days prior notice and (b) one (1) Business Day after the date which is the final day of the Marketing Period, unless another date, time or place is agreed to in writing by Houston and Miami. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

2.3.	Effective Time

On the Closing Date, Seattle and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Miami and Seattle shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

2.4.	Certificate of Incorporation and Bylaws of the Surviving Corporation

(a) The certificate of incorporation of Seattle shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth in Exhibit B to this Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with such certificate of incorporation, this Agreement and applicable Law.

(b) The bylaws of Seattle shall, by virtue of the Merger, be amended and restated in their entirety to read as set forth in Exhibit C to this Agreement and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter duly amended in accordance with the certificate of incorporation of the Surviving Corporation, such bylaws, this Agreement and applicable Law.

2.5.	Governance Matters

(a) Miami shall cause the Miami Board to take all action necessary (including, subject to the Miami Board’s fiduciary duties, recommending the election of such Persons to Miami shareholders) such that, effective as of the Effective Time until the second annual general meeting of the Miami shareholders that occurs after the Effective Time, (i) the Miami Board shall include Mr. Kevin Loosemore, Mr. Mike Phillips and, subject to applicable Law, one (1) Houston Designated Director who is an executive director and (ii) one-half (1/2) of the Miami Board’s directors who qualify as “independent” under the UK Corporate Governance Code (as amended) shall consist of Houston Designated Directors.

(b) The committee assignments of the Miami Board from and after the Effective Time shall be determined by the Nomination Committee of the Miami Board; provided that each such committee shall include an equal number of Houston Designated Directors and Miami Designated Directors at least until the second annual general meeting of the Miami shareholders that occurs after the Effective Time; provided, further, that the requirements as to committees under the UK Corporate Governance Code (as amended) are satisfied.

(c) From and after the Effective Time, the officers of Houston or Seattle set forth on Section 2.5(c) of the Miami Disclosure Schedule shall be appointed to join Miami’s senior executive team. Such officers shall hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal in accordance with their respective service contracts, contracts of employment and/or the Organizational Documents of Miami (as applicable).

(d) From and after the Effective Time, the directors of Merger Sub shall be the initial directors of the Surviving Corporation. Such directors shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws. Immediately prior to the consummation of the transactions contemplated by the Separation and Distribution Agreement and this Agreement, to the extent requested in writing by Miami, Houston or Seattle shall cause the officers of Seattle to consist of the officers so requested by Miami.

2.6.	Name

The name of the Surviving Corporation at the Effective Time shall be “Seattle SpinCo, Inc.”

3. CONVERSION OF SHARES

3.1.	Effect on Capital Stock

At the Effective Time, by virtue of the Merger and without any action on the part of Seattle, Intermediate Holdco, Merger Sub or any holder of the capital stock of Houston, Seattle, Intermediate Holdco, Merger Sub or Miami:

(a) Seattle Capital Stock and Merger Sub Common Stock

(i) Each share of Seattle Common Stock issued and outstanding as of the Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically converted into the right to receive a number of ADSs and/or, subject to Section 3.3, a fraction of an ADS, equal to (A) the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv) multiplied by (B) the ADS Ratio (the “Merger Consideration”).

(ii) Each share of Seattle Common Stock held by Seattle as treasury stock or by Miami, Intermediate Holdco or Merger Sub, in each case, immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

(iii) Each share of Seattle Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(c).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, share consolidation (including a bonus share issue, redemption and share consolidation as permitted by Section 7.1(b) to the extent not otherwise taken into account pursuant to Section 3.1(c)), stock dividend or distribution of Miami Common Stock or Seattle Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Miami Common Stock or Seattle Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time, other than the Reorganization; provided, that nothing in this Section 3.1(a)(iv) shall be construed to permit Houston, Seattle or Miami to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(v) Each share of Seattle Class B Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

(vi) At the Effective Time, all of the shares of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into an aggregate number of fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation equal to the number of shares of Seattle Common Stock converted into the right to receive ADSs pursuant to Section 3.1(a)(ii).

(vii) Immediately following the Effective Time, the Intermediate Holdco shall issue to Miami a number of fully paid nonassessable shares of common stock, par value $0.01 per share, of Intermediate Holdco (“Intermediate Holdco Common Stock”) as determined by Miami and Intermediate Holdco in consideration for the payment by Miami of the Merger Consideration as contemplated by this Agreement.

(b) Miami Common Stock

Each share of Miami Common Stock and share of Intermediate Holdco Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

(c) Exchange Ratio Adjustment

If the percentage of outstanding shares of Miami Common Stock represented by ADSs to be received in the Merger by former holders of Seattle Common Stock with respect to Qualified Seattle Common Stock would be less than 50.1% of all shares of Miami Common Stock outstanding immediately following the consummation of the Merger (determined (i) after giving effect to the issuance of all shares of Miami Common Stock represented by ADSs and underlying shares of Miami Common Stock to be issued pursuant to Section 3.1(a) and (ii) without regard to any adjustment pursuant to this sentence) (the “Threshold Percentage”), then upon Houston’s election, the Exchange Ratio shall be increased such that the number of shares of Miami Common Stock represented by ADSs to be received in the Merger by holders of Seattle Common Stock immediately prior to the Effective Time with respect to Qualified Seattle Common Stock represents the Threshold Percentage. If any such increase is required, then the amount of Seattle Payment distributed pursuant to the Separation and Distribution Agreement shall be decreased by an amount equal to the product of $26.32 multiplied by the number of additional shares of Miami Common Stock represented by ADSs required to be issued pursuant to the Exchange Ratio adjustment set forth in the immediately preceding sentence; provided, however, that this sentence shall apply only if Houston acted in a way that caused the failure to meet the Threshold Percentage in the absence of the increase in ADSs issued pursuant to the immediately preceding sentence. If the percentage of outstanding shares of Miami Common Stock represented by ADSs to be received in the Merger by former holders of Seattle Common Stock with respect to Qualified Seattle Common Stock (determined (i) after giving effect to the issuance of all shares of Miami Common Stock represented by ADSs and underlying shares of Miami Common Stock to be issued pursuant to Section 3.1(a) and (ii) without regard to any adjustment pursuant to this

Section 3.1(c)) would be increased as compared to such percentage determined on the same basis on the date hereof solely because of a dividend, distribution, share repurchase or similar transaction by Miami in accordance with Section 7.1(b)(iii) of the Miami Disclosure Schedule, then the Exchange Ratio shall be adjusted downward as if such dividend, distribution, share repurchase or similar transaction had not occurred; provided, however, that the Exchange Ratio shall not be adjusted downward pursuant to this sentence to the extent such adjustment would cause the number of shares of Miami Common Stock represented by ADSs to be received in the Merger by holders of Seattle Common Stock immediately prior to the Effective Time with respect to Qualified Seattle Common Stock to represent less than 50.1% of all shares of Miami Common Stock outstanding immediately following the consummation of the Merger (determined after giving effect to (i) the issuance of all shares of Miami Common Stock represented by ADSs and underlying shares of Miami Common Stock to be issued pursuant to Section 3.1(a) and (ii) all adjustments pursuant to this Section 3.1(c), but without regard to this proviso).

3.2.	Distribution of Per Share Merger Consideration

(a) Agent

Prior to the Effective Time, Miami will designate a U.S. bank or trust company reasonably acceptable to Houston to act as agent of Miami for the purposes of distributing the Merger Consideration (the “Agent”). At or substantially concurrently with the Effective Time, Miami shall (i) allot and issue, or cause to be allotted and issued, to the Depositary Bank, or any successor depositary thereto, or a nominee for the Depositary Bank or successor depositary thereto, a number of shares of Miami Common Stock equal to the aggregate number of ADSs to be issued as Merger Consideration and (ii) deposit or cause to be deposited with the Agent, for the benefit of the holders of shares of Seattle Common Stock, for exchange in accordance with this Section 3, through the Agent, the receipts (or uncertificated book-entries, as applicable) representing such aggregate number of ADSs, and the Depositary Bank shall be authorized to issue the ADSs representing such shares of Miami Common Stock in accordance with this Agreement (such ADSs, whether evidenced by receipts or book-entries, together with any dividends or distributions and other amounts payable in accordance with Section 3.2(c) and any cash payable in lieu of any fractional ADSs in accordance with Section 3.3, in each case to be held by the Agent in trust for the benefit of the holders of the Seattle Common Stock, being hereinafter referred to as the “Distribution Fund”). Any cash in the Distribution Fund shall be invested by the Agent as directed by Miami; provided that (A) no such investment or loss thereon will affect the amounts payable pursuant to this Agreement, and (B) in the event that the Distribution Fund is for any reason insufficient to make the payments contemplated by this Agreement, Miami will, or will cause the Surviving Corporation to, promptly deposit additional funds with the Agent in an amount equal to such deficiency. Except as contemplated by Section 3.2(e), the Distribution Fund shall not be used for any purpose other than as specified in this Agreement. No later than ten (10) Business Days prior to the Closing, Miami shall enter into an agreement with the Agent, in form and substance reasonably satisfactory to Houston, to effect the applicable terms of this Agreement (the “Agent Agreement”).

(b) Distribution Procedures

At the Effective Time, all issued and outstanding shares of Seattle Common Stock (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be converted into the right to receive ADSs pursuant to, and in accordance with, the terms of this Agreement. Immediately thereafter, the Agent shall distribute the ADSs into which the shares of Seattle Common Stock that were distributed in the Distribution have been converted pursuant to the Merger, which ADSs shall be distributed to the Persons who received Seattle Common Stock in the Distribution. The ADSs shall be accepted into The Depository Trust Company, and each Person entitled to receive Seattle Common Stock in the Distribution shall be entitled to receive in respect of the shares of Seattle Common Stock distributed to such Person a book-entry authorization representing the number of whole ADSs that such holder has the right to receive pursuant to this Section 3.2(b) (and cash in lieu of fractional ADSs pursuant to Section 3.3 and any dividends or distributions and other amounts pursuant to Section 3.2(c)), unless a physical ADR is requested by such Person or is otherwise required by applicable Law, in which case Miami shall cause the Agent to send such physical ADR to such Person promptly in accordance with the Agent Agreement. The Agent shall not be entitled to vote or exercise any rights of ownership with respect to ADSs held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Persons entitled thereto.

The shares of Miami Common Stock underlying the ADSs issued pursuant to the Merger shall be properly and validly allotted and issued in accordance with the UK’s Companies Act 2006, as amended (the “Companies Act”) and the Organizational Documents of Miami, and credited as fully paid and ranking pari passu in all respects with the shares of Miami Common Stock outstanding immediately prior to the Effective Time; provided, that notwithstanding anything to the contrary herein, the shares of Miami Common Stock underlying the ADSs issued pursuant to the Merger (and such ADSs) shall not be entitled to receive any dividend declared in respect of a period ending on or before April 30, 2017 that has a record date on or prior to the Effective Time.

(c) Distributions with Respect to Undistributed Shares

No dividends or other distributions payable with respect to ADSs or the underlying shares of Miami Common Stock with a record date after the Effective Time shall be paid to the former holders of Seattle Common Stock with respect to any ADSs that are not able to be distributed by the Agent promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of abandoned property, escheat or similar Laws, following the distribution of any such previously undistributed ADSs, there shall be paid to the record holder of such ADSs, without interest, (i) at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional ADSs to which such holder is entitled pursuant to Section 3.3 and the amount of dividends or other distributions with a record date after the Effective Time and a payment date prior to the distribution of such ADSs payable with respect to such whole ADSs or the underlying shares of Miami Common Stock, and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such ADSs and with a payment date subsequent to the distribution of such ADSs payable with respect to such whole ADSs or the underlying shares of Miami Common Stock. Miami shall deposit in the Distribution Fund all such dividends and distributions.

(d) No Further Ownership Rights in Seattle Common Stock

All ADSs issued in respect of shares of Seattle Common Stock (including any cash paid in lieu of fractional ADSs pursuant to Section 3.3) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Seattle Common Stock.

(e) Termination of Distribution Fund

Any portion of the Distribution Fund made available to the Agent that remains undistributed to the former holders of Seattle Common Stock on the one-year anniversary of the Effective Time shall be delivered to Miami, and any former holders of Seattle Common Stock who have not received ADSs in accordance with this Section 3 shall thereafter look only to Miami for payment of their claim for ADSs and any dividends, distributions or cash in lieu of fractional ADSs with respect to Miami Common Stock (subject to any applicable abandoned property, escheat or similar Law).

(f) No Liability

Neither Houston, the Surviving Corporation, Miami, Intermediate Holdco, Merger Sub, the Agent nor any other Person shall be liable to any holder of Seattle Common Stock or any holder of shares of Houston Common Stock for ADSs (or dividends or distributions with respect thereto or with respect to Seattle Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Distribution Fund remaining unclaimed by holders of Seattle Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Miami free and clear of any claims or interest of any Person previously entitled to.

(g) Closing of Transfer Books

From and after the Effective Time, the stock transfer books of Seattle shall be closed and no transfer shall be made of any shares of capital stock of Seattle that were outstanding as of immediately prior to the Effective Time.

(h) Tax Withholding

Miami, Seattle, Merger Sub and the Agent shall each be entitled to deduct and withhold from the Merger Consideration or other amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely paid over to the appropriate Governmental Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the recipient.

(i) No Appraisal Rights

In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Seattle Common Stock in connection with the Merger.

3.3.	Fractional Shares

(a) No fractional ADSs shall be issued in the Merger, but in lieu thereof each holder of Seattle Common Stock otherwise entitled to a fractional ADS will be entitled to receive, from the Agent in accordance with the provisions of this Section 3.3, a cash payment in lieu of such fractional ADS representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Agent (reduced by any fees of the Agent attributable to such sale) in one or more transactions of ADSs equal to the excess of (i) the aggregate number of ADSs to be delivered to the Agent by Miami pursuant to Section 3.2(a) over (ii) the aggregate number of whole ADSs to be distributed to the holders of shares of Seattle Common Stock pursuant to Section 3.2(b) (such excess, the “Excess ADSs”). Houston, Seattle, Miami, Intermediate Holdco and Merger Sub acknowledge that payment of the cash consideration in lieu of issuing fractional ADSs was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Miami that would otherwise be caused by the issuance of fractional ADSs. As soon as practicable after the Effective Time, the Agent, as agent for the holders of Seattle Common Stock that would otherwise receive fractional ADSs, shall sell the Excess ADSs at then prevailing prices on the New York Stock Exchange (“NYSE”) in the manner provided in the following paragraph.

(b) The sale of the Excess ADSs by the Agent, as agent for the holders of Seattle Common Stock that would otherwise receive fractional ADSs, shall be executed on the NYSE and shall be made at such times, in such manner and on such terms as the Agent shall determine in its reasonable discretion. Until the net proceeds of such sale or sales have been distributed to the holders of Seattle Common Stock, the Agent shall hold such net proceeds in trust for the holders of Seattle Common Stock that would otherwise receive fractional ADSs (the “Common Shares Trust”). The Agent shall determine the portion of the Common Shares Trust to which each holder of Seattle Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional ADS interest to which such holder of Seattle Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional ADS interests to which all holders of Seattle Common Stock would otherwise be entitled.

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Seattle Common Stock in lieu of any fractional ADS interests, the Agent shall make available such amounts to such holders of shares of Seattle Common Stock without interest, subject to and in accordance with Section 3.2.

3.4.	Houston Equity Awards and Miami Equity Awards

Each Houston Equity Award held by a Seattle Employee as of the Effective Time shall be treated as set forth in the Employee Matters Agreement.

4. REPRESENTATIONS AND WARRANTIES OF HOUSTON RELATING TO HOUSTON

Except as otherwise disclosed or identified in (a) the Houston SEC Documents filed on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Houston SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face, and (ii) shall not apply to Sections 4.1, 4.2 and 4.6 or (b) the Seattle Disclosure Schedule, Houston hereby represents and warrants to Miami, Intermediate Holdco and Merger Sub as follows:

4.1.	Organization of Houston

Houston has been duly incorporated and is validly existing as a Delaware corporation.

4.2.	Due Authorization

Houston has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and (subject to the receipt of the Consents described in Section 4.4) to consummate the transactions contemplated hereby and thereby, except for such further action of the Houston Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Houston Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by Houston of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Houston is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time, except for such further action of the Houston Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Houston Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). Each of this Agreement and the Transaction Documents to which Houston is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the other applicable Transaction Documents to which each of Miami, Intermediate Holdco and Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Miami, Intermediate Holdco and Merger Sub (as applicable)) constitutes or will constitute the legal, valid and binding obligation of Houston, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

4.3.	No Conflict

Subject to the receipt of the Consents set forth in Section 4.4 and assuming the accuracy of the representations and warranties of Miami, Intermediate Holdco and Merger Sub set forth in Section 6, the execution and delivery by Houston of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by Houston of the transactions contemplated hereby and thereby do not and will not, as of the Effective Time, (a) violate any provision of, or result in the breach of, any Law applicable to Houston or by which any of its assets is bound; (b) conflict with any provision of the Organizational Documents of Houston; or (c) violate any provision of or result in a breach of, or require a consent under, any material Contract to which Houston is party, or terminate or result in the termination of any such Contract, except, in the case of each of clauses (a) and (c), as would not, individually or in the aggregate, have a Houston Material Adverse Effect.

4.4.	Governmental Consents

Assuming the accuracy of the representations and warranties of Miami, Intermediate Holdco and Merger Sub set forth in Section 6, no Consent of, with or to any Governmental Authority is required to be obtained or made by Houston in connection with the execution or delivery by Houston of this Agreement or the Transaction Documents to which it is or will be a party or the consummation by Houston of the transactions contemplated hereby or thereby, except for or in compliance with (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (b) the rules and regulations of the NYSE; (c) applicable requirements of any Competition Laws; (d) notices or filings to CFIUS, including submission of a joint voluntary notice; (e) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (f) consents described in Section 5.5; and (g) Consents described in Section 4.4 of the Seattle Disclosure Schedule.

4.5.	Litigation and Proceedings

(a) There are no Actions pending or, to the knowledge of Houston, threatened before or by any Governmental Authority against Houston that, individually or in the aggregate, would result in a Houston Material Adverse Effect and (b) there is no Law purporting to enjoin or restrain the execution and delivery by Houston of this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time or the consummation by Houston of the transactions contemplated hereby or thereby or that, individually or in the aggregate, would result in a Houston Material Adverse Effect.

4.6.	Brokers’ Fees

No broker, investment banker, or other Person is entitled to any brokerage fee, finders’ fee or other similar commission for which Miami, Intermediate Holdco, Merger Sub, the Surviving Corporation or the Seattle Entities would be liable in connection with the transactions contemplated by this Agreement based on arrangements made on behalf of Houston or any of its Affiliates (other than the Seattle Entities).

4.7.	Houston Internal Controls

Houston maintains a system of internal controls, including disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function and legal and regulatory compliance controls in relation to the Seattle Business (collectively, “Seattle Controls”), that comply in all material respects with applicable Law and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Seattle Controls are overseen by the Audit Committee of the Houston Board (the “Houston Audit Committee”). In the last three (3) years, Houston has not publicly disclosed or reported to the Houston Audit Committee or the Houston Board a significant deficiency, material weakness or material change in the Seattle Controls or fraud involving management or other employees who have a significant role in Seattle Controls or any violation of or failure to comply with applicable Law.

5. REPRESENTATIONS AND WARRANTIES OF HOUSTON RELATING TO SEATTLE

Except as otherwise disclosed or identified in (a) the Houston SEC Documents filed on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Houston SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face and (ii) shall not apply to Sections 5.1, 5.3, 5.6, 5.16, 5.24 and 5.25, or (b) the Seattle Disclosure Schedule, Houston hereby represents and warrants to Miami, Intermediate Holdco and Merger Sub as follows:

5.1.	Organization of Seattle

Seattle has been duly incorporated and is validly existing as a Delaware corporation and has all requisite corporate power and authority to own, lease and operate its assets where such assets are now owned, leased and operated and to conduct its business as it is now being conducted. Seattle has made available to Miami and Merger Sub true and complete copies of the Organizational Documents of Seattle. Seattle is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, have a Seattle Material Adverse Effect.

5.2.	Subsidiaries

(a) Section 5.2(a) of the Seattle Disclosure Schedule sets forth a list of the Seattle Subsidiaries (and without giving effect to the Reorganization) and their respective jurisdictions of organization as of the date hereof. Each Seattle Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted.

(b) Each Seattle Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not, individually or in the aggregate, have a Seattle Material Adverse Effect. Other than the Seattle Subsidiaries and as set forth on Section 5.2(b) of the Seattle Disclosure Schedule, as of the date hereof (and without giving effect to the Reorganization), Seattle does not own or hold, directly or indirectly, any Interest in any other Person.

5.3.	Due Authorization

Seattle has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 5.5) to consummate the transactions contemplated hereby and thereby, subject, in the case of the Merger, to the Seattle Shareholder Approval, which will occur within twenty-four (24) hours after execution of this Agreement, and except for such further action of the Houston Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Houston Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by Seattle of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by Seattle of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been or will be duly and validly executed and delivered by Seattle and (assuming that this Agreement and the other applicable Transaction Documents to which each of Miami, Intermediate Holdco and Merger Sub is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of each of Miami, Intermediate Holdco and Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of Seattle, enforceable against Seattle in accordance with its terms, subject to the Remedies Exception.

5.4.	No Conflict

Subject to the receipt of the Consents described in Section 5.5 and assuming the accuracy of the representations and warranties of Miami, Intermediate Holdco and Merger Sub set forth in Section 6, the execution and delivery by Seattle of this Agreement and the Transaction Documents to which Seattle is or will be a party at the Effective Time and the consummation by Seattle of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing by the Seattle Entities) do not and will not, as of the Effective Time: (a) violate any provision of, or result in the material breach of, any Law applicable to any Seattle Entity or by which any of its assets is bound; (b) conflict with any provision of the Organizational Documents of the Seattle Entities; or (c) violate any provision of or result in a breach of, or require a consent under, or terminate or result in the termination, creation, modification or acceleration of any obligation under, or result in the loss, reduction or delay of any benefit or payment obligation under, or give rise to any increased, additional or accelerated rights of any other party under, or create any restriction on the conduct of the Seattle Business pursuant to any Seattle Material Contract, except, in the case of clauses (a) and (c), as would not, individually or in the aggregate, have a Seattle Material Adverse Effect.

5.5.	Governmental Consents

Assuming the accuracy of the representations and warranties of Miami, Intermediate Holdco and Merger Sub set forth in Section 6, no Consent of, with or to any Governmental Authority is required to be obtained or made by any Seattle Entity in connection with the execution or delivery by Seattle of this Agreement or the Transaction Documents to which Seattle is or will be a party at the Effective Time or the consummation by Seattle of the transactions contemplated hereby or thereby, except for: (a) applicable requirements of any Competition Laws; (b) notices or filings to CFIUS, including submission of a joint voluntary notice; (c) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (d) applicable Consents required for the transfer of a Current Government Contract pursuant to the Federal Acquisition Regulation; (e) consents described in Section 4.4; and (f) Consents described in Section 5.5 of the Seattle Disclosure Schedule.

5.6.	Capitalization of Seattle

(a) As of the date hereof, (i) the authorized capital stock of Seattle consists of 1,000 shares of Seattle Common Stock, 100 shares of Seattle Class B Common Stock and 100 shares of preferred stock, par value $0.01 per share, (ii) the issued and outstanding shares of capital stock of Seattle consists of 100 shares of Seattle Common Stock, 10 shares of Seattle Class B Common Stock and no shares of preferred stock and (iii) no shares of Seattle Common Stock are being held by Seattle in its treasury. All of the issued and outstanding shares of Seattle Common Stock and Seattle Class B Common Stock, as of the date hereof, are owned by Houston and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of Seattle Common Stock and Seattle Class B Common Stock determined in accordance with Section 7.15, and no shares of preferred stock will be outstanding.

(b) No bonds, debentures, notes or other indebtedness of any Seattle Entity having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Seattle (including Seattle Common Stock) may vote (“Seattle Voting Debt”) are, or as of the Effective Time will be, issued or outstanding.

(c) Except pursuant to the Separation and Distribution Agreement (including the Distribution and the Subsidiary Stock Exchange), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Seattle, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Seattle, (ii) agreements of any kind which may obligate Seattle to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Seattle.

5.7.	Capitalization of Subsidiaries

The issued and outstanding Interests of each of the Seattle Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. Seattle, directly or indirectly, owns of record and beneficially all the issued and outstanding Interests of the Seattle Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such Seattle Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Seattle Subsidiaries, and there are no agreements of any kind which may obligate any Seattle Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

5.8.	Financial Statements

(a) Set forth on Section 5.8(a) of the Seattle Disclosure Schedule are copies of the combined unaudited pre-tax balance sheets of the Seattle Business as of October 31, 2014, October 31, 2015 and April 30, 2016, and the unaudited combined pre-tax statement of income of the Seattle Business for the fiscal years ended October 31, 2014 and October 31, 2015 and for the six months ended April 30, 2016 (collectively, the “Seattle Financial Statements”). The Seattle Financial Statements were derived from the books and records of Houston and its Subsidiaries and were prepared on a stand-alone basis in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of footnotes and income tax adjustments, as at the dates and for the periods presented, and present fairly in all material respects the pre-tax financial position and pre-tax results of operations of the Seattle Business as at the dates and for the periods presented.

(b) When delivered pursuant to Section 7.17, the Audited Financial Statements shall have been prepared in accordance with GAAP, consistently applied, and shall present fairly in all material respects the financial position, results of operations and cash flows of the Seattle Business as at the dates and for the periods presented.

(c) As of the date hereof, neither Seattle nor any of the Seattle Subsidiaries is required to file any form, report, registration statement, prospectus or other document with the SEC.

(d) There is no undisclosed material Liability of the Seattle Entities of a type required to be reflected or reserved for on a consolidated balance sheet of the Seattle Business or in the notes thereto prepared in accordance with GAAP, except for (i) Liabilities reflected or reserved for in the Seattle Financial Statements; (ii) Liabilities that have arisen since April 30, 2016 in the ordinary course of the operation of the Seattle Business; (iii) Liabilities arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; or (iv) Liabilities, individually or in the aggregate, that have not had and would not have a Seattle Material Adverse Effect.

5.9.	Litigation and Proceedings

Except as set forth on Section 5.9 of the Seattle Disclosure Schedule, (a) there are no Actions pending or, to the knowledge of Seattle, threatened before or by any Governmental Authority against any Seattle Entity, including any Actions by any Governmental Authority, prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Bid, and (b) there is no Law purporting to enjoin or restrain the execution and delivery by Seattle of this Agreement or the Transaction Documents to which Seattle is or will be a party at the Effective Time or the consummation by Seattle of the transactions contemplated hereby or thereby that, in each case, individually or in the aggregate, has had or would have a Seattle Material Adverse Effect.

5.10.	Legal Compliance

(a) Except for Laws regarding Seattle Benefit Plans and related matters (which are addressed exclusively in Section 5.13), Laws relating to employment and labor matters (which are addressed exclusively in Section 5.14), Laws relating to Taxes (which are addressed exclusively in Section 5.15), Permits (which are addressed exclusively in Section 5.18), Laws relating to the infringement or misappropriation of Intellectual Property (which are addressed exclusively in Section 5.20), and Environmental Laws (which are addressed exclusively in Section 5.21), the Seattle Entities are in compliance with all applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Seattle Entities (taken as a whole). As of the date hereof, none of the Seattle Entities has received any written notice from any Governmental Authority of a violation of any applicable Law at any time during the past two (2) years, except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Seattle Entities (taken as a whole).

(b) The Seattle Entities and, to the extent acting on behalf of the Seattle Entities in connection with the Seattle Business, Houston (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects, with the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and, to the knowledge of Seattle or Houston, any other applicable Anti-corruption Laws; (ii) during the past five (5) years have not been given notice by a Governmental Authority of, or to the knowledge of Seattle or Houston, been investigated by any Governmental Authority with respect to any actual or alleged violation by the Seattle Entities in connection with the business of the Seattle Entities of the FCPA or any other applicable Anti-corruption Laws; and (iii) during the past five (5) years have had an operational program, including policies, procedures and training intended to enhance awareness of and compliance by the Seattle Entities with the FCPA and any other applicable Anti-corruption Laws.

(c) During the past five (5) years, none of the Seattle Entities has, directly or indirectly, through its Representatives or, to the knowledge of Seattle or Houston, any Person authorized to act on its behalf or on Houston’s behalf in connection with the Seattle Business

(including any distributor, agent, sales intermediary or other third party), corruptly offered, promised, paid, authorized or given, money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any person or entity, in any way.

(d) During the past five (5) years, (i) the Seattle Entities have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects; (ii) there have been no false or fictitious entries made in the books and records of the Seattle Entities relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment; and (iii) the Seattle Entities have not established or maintained a secret or unrecorded fund.

(e) To the knowledge of Seattle, during the past five (5) years, none of the Seattle Entities has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is organized or ordinarily resident in or that is a citizen of Cuba, Iran, North Korea, Sudan, Syria or the Crimea Region of Ukraine (including any Governmental Authority within such country or territory) or (ii) that is the subject of any economic or trade sanctions administered or enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (including being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC or equivalent and applicable denied party lists maintained by a Governmental Authority outside the United States).

5.11.	Material Contracts

(a) Except as set forth in Section 5.11(a) of the Seattle Disclosure Schedule and except for Contracts that do not constitute Seattle Assets or Seattle Liabilities, neither a Houston Entity nor any of the Seattle Entities, with respect to the Seattle Business, are parties to or otherwise bound by or subject to (Contracts of the following types, together with the Seattle Licenses, the “Seattle Material Contracts”):

(i) contracts for the purchase or licensing of products or for the receipt of services, the performance of which will extend over a period of one (1) year or more and which involved payments by a Houston Entity or a Seattle Entity in respect of the Seattle Business in excess of $30,000,000 in the aggregate during the fiscal year ended October 31, 2015;

(ii) Contracts for the furnishing of products or services by a Houston Entity or a Seattle Entity, the performance of which will extend over a period of one (1) year or more and which involved payments to a Houston Entity or a Seattle Entity in respect of the Seattle Business in excess of $30,000,000 in the aggregate during the fiscal year ended October 31, 2015;

(iii) Contracts concerning the establishment or operation of any material partnership, joint venture or limited liability company (other than any such Contract solely between Seattle Entities;

(iv) Government Contracts;

(v) material lease agreements for any Seattle Leased Real Property existing at the date of this Agreement;

(vi) collective bargaining or other contracts with any labor union, works council, or other labor organization;

(vii) any swap, forward, future, option, cap, floor, collar or similar financial Contract or other derivative Contract, or any other interest rate or foreign currency protection Contract;

(viii) any Contract that relates to ongoing or scheduled development plans or arrangements or capital expenditures, in an annual amount in excess of $30,000,000;

(ix) contracts containing (A) a covenant materially restricting the ability of a Houston Entity or any Seattle Entity, in each case in respect of the Seattle Business, to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers, (B) a provision granting the other party “most favored nation” status or equivalent preferential pricing terms in respect of the Seattle Business or (C) a provision granting the other party exclusivity or similar rights in respect of the Seattle Business, other than teaming or similar agreements entered into in the ordinary course of business where the restrictions apply solely to the Contract or pursuit that is the subject matter of the teaming or similar agreement (and any extensions or recompetes in respect thereof); or

(x) indentures, credit agreements, loan agreements and similar instruments pursuant to which Seattle or any of its Subsidiaries has incurred or assumed any indebtedness for borrowed money or has guaranteed or otherwise become liable for any indebtedness of any other Person for borrowed money in excess of $10,000,000, other than any indentures, credit agreements, loan agreements or similar instruments solely between or among Seattle or any Seattle Subsidiaries.

(b) Houston has made available to Miami true, complete and correct copies of each Seattle Material Contract as in effect on the date of this Agreement. Each Seattle Material Contract is valid and binding on the applicable Seattle Entity and, to the knowledge of Houston, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception. No Houston Entity or Seattle Entity is in material breach of, or material default under, any Seattle Material Contract to which it is a party.

(c) Except as would not, individually or in the aggregate, have a Seattle Material Adverse Effect, each Houston Entity (with respect to the Seattle Business) and Seattle Entity has established and maintains adequate internal controls, including cybersecurity, adequate cost-accounting and other business systems, for compliance with their Government Contracts and all invoices or other demands for payment submitted by or on behalf of such Seattle Entity under any Government Contract were current, accurate and complete in all material respects as of their respective submission dates and there has not been any set-off by a Governmental Authority with respect to a Government Contract, nor has any cost in excess of $200,000 incurred by any Houston Entity (with respect to the Seattle Business) or Seattle Entity been disallowed or questioned by a Governmental Authority or higher-tier contractor. Except as would not, individually or in the aggregate, have a Seattle Material Adverse Effect, since January 1, 2014, the Houston Entities and the Seattle Entities and their respective directors, officers and employees (in the case of the Houston Entities, with respect to the Seattle Business) have complied with all terms of any Government Contract or Bid and have not: (A) breached or violated any Law, certification or representation, relating to any Government Contract or Bid, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein; (B) received notice, either orally or in writing, that any of the Seattle Entities has breached or violated any applicable Law, or any material certification, representation, clause, provision or requirement pertaining to any Government Contract or Bid; (C) been suspended or debarred or notified of proposed suspension or debarment, from bidding on contracts with any Governmental Authority or received any termination for default, cure notice or show cause notice that is in effect as of the date hereof pertaining to any Government Contract; (D) to the knowledge of Seattle, been investigated by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract; or (E) otherwise conducted or initiated any internal investigation or made a voluntary or mandatory disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract. To the knowledge of Seattle, no facts exist that are reasonably likely to give rise to the revocation of any security clearance held by Seattle Entities.

5.12.	Reserved

5.13.	Seattle Benefit Plans

(a) Section 5.13(a) of the Seattle Disclosure Schedule sets forth a complete list of each material Houston Benefit Plan as of the date hereof; provided, however, that for purposes of disclosure under this Section 5.13(a), a material Houston Benefit Plan shall not include any Houston Benefit Plan that would otherwise be required to be listed on Section 5.14(e) of the Seattle Disclosure Schedule were it not for the threshold contained therein. “Houston Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not subject to ERISA, and any other material plan, agreement, practice, policy, program or arrangement (whether oral or written), as of the date hereof or the Closing, providing any severance, equity, compensation, bonus, profit sharing, incentive or deferred compensation, vacation or other paid-time-off, welfare benefit (health, dental, vision, life and disability), sick pay, pension, retirement benefit, or other benefits to any current or former Seattle Employee or current or former director, officer, service provider or employee of any Seattle Entity that is maintained, sponsored or contributed to by Houston or any of its Subsidiaries (including any Seattle Entity). Each Houston Benefit Plan (including any Houston Non-U.S. Plan) that is sponsored by any Seattle Entity (each, a “Seattle Benefit Plan”) is denoted with an asterisk in Section 5.13(a) or Section 5.13(f) (as applicable) of the Seattle Disclosure Schedule.

(b) Seattle has made available to Miami and Merger Sub copies of: (i) each material Houston Benefit Plan, (ii) any trust agreement relating to each material Houston Benefit Plan, (iii) the most recent summary plan description for each material Houston Benefit Plan for which such summary plan description is required, (iv) the most recent annual report on Form 5500 and all attachments thereto filed with the IRS with respect to such material Houston Benefit Plan (if applicable) and (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any material Houston Benefit Plan, in each case, other than a Multiemployer Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Seattle Entities (taken as a whole), other than with respect to any Houston Benefit Plan which is a Multiemployer Plan: (i) each Houston Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) each Houston Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification and nothing has occurred that would reasonably be expected to affect that qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter; and (iii) none of the Houston Benefit Plans provides retiree health or retiree life insurance benefits coverage as of the date hereof; provided, that for this purpose, retiree health or retiree life insurance benefits coverage shall be deemed not to include (A) coverage through the end of the applicable month of termination or during an applicable severance period, (B) any coverage as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law, or (C) coverage provided at the expense of the participant or the participant’s beneficiary.

(d) Section 5.13(d) of the Seattle Disclosure Schedule sets forth a complete list of each Houston Benefit Plan that is a multiemployer pension plan (as defined in Section 3(37) of ERISA (a “Multiemployer Plan”) or other pension plan, as of the date hereof, including any defined benefit plan (as defined in Section 3(35) of ERISA) in each case, that is subject to Title IV of ERISA. Except as would not, individually or in the aggregate, result in material Liability to the Seattle Entities (taken as a whole), and except as set forth on Section 5.13(d) of the Seattle Disclosure Schedule, none of the Seattle Entities nor any of their Subsidiaries or any of their ERISA Affiliates has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA at any time within the previous six (6) years.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Seattle Entities (taken as a whole), with respect to the Houston Benefit Plans and Houston Non-U.S. Plans, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Seattle, threatened, and, (ii) to the knowledge of Seattle, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions.

(f) Section 5.13(f) of the Seattle Disclosure Schedule lists all material Houston Benefit Plans available primarily to employees residing outside the United States (each such plan as of the date hereof or the Closing, a “Houston Non-U.S. Plan”). Section 5.13(f) of the Seattle Disclosure Schedule identifies each Houston Non-U.S. Plan that is a defined benefit pension plan. Except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Seattle Entities (taken as a whole), all Houston Non-U.S. Plans (i) have been maintained in accordance with all applicable Laws, regulatory requirements and terms of their governing documentation; (ii) that are intended to qualify for special tax treatment meet all requirements for such treatment; and (iii) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and applicable legal and regulatory requirements.

(g) Except as expressly provided in this Agreement or the Employee Matters Agreement, neither the execution and delivery of this Agreement nor the consummation of the Separation or the Merger (either alone or in conjunction with any other event, including any termination of employment) will (i) entitle any current or former Seattle Employee or current or former director, officer, service provider or employee of any Seattle Entity to any material compensation or benefit or any material increase therein, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit to any current or former Seattle Employee or current or former director, officer, service provider or employee of any Seattle Entity or trigger any other material obligation under any Seattle Benefit Plan, or (iii) result in any limitation on the right of the Seattle Entities to amend, merge, terminate or receive a reversion of assets from any Seattle Benefit Plan or related trust.

(h) Each Houston Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated and maintained, in form and operation, in accordance in all material respects with Section 409A of the Code and applicable guidance of the Department of Treasury and Internal Revenue Service and neither Houston, Seattle nor any of their Affiliates has any obligation to gross-up or indemnify any current or former Seattle Employee or current or former director, officer, service provider or employee of any Seattle Entity with respect to any tax set forth under Section 409A(a)(1)(B) of the Code.

(i) Neither Houston, Seattle nor any of their Affiliates has any obligation to gross-up, indemnify or otherwise reimburse any current or former Seattle Employee or current or former director, officer, service provider or employee of any Seattle Entity for any Tax incurred by such individual under Section 4999 of the Code.

(j) The representations and warranties set forth in this Section 5.13 constitute the sole and exclusive representations and warranties of Houston made regarding Houston Benefit Plans, Seattle Benefit Plans and related matters.

5.14.	Labor Relations

(a) Except as set forth on Section 5.14(a) of the Seattle Disclosure Schedule, no Houston Entity or Seattle Entity is a party to any labor or collective bargaining agreement in respect of Seattle Employees. Seattle has made available to Miami and Merger Sub true and correct copies of each such labor or collective bargaining agreement, together with all amendments, modifications or supplements thereto. As of the date hereof there are no union or works council organizing activities (including outstanding applications or pending requests for trade union recognition) involving any Houston Entity or Seattle Entity pending or, to the knowledge of Seattle, threatened by any labor organization, works council or group of Seattle Employees.

(b) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the knowledge of Seattle, threatened against or involving any Seattle Entity or Houston Entity involving any Seattle Employees.

(c) There are no material Actions against any Houston Entity with respect to the Seattle Business or Seattle Entity pending, or to the knowledge of Seattle, threatened, based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual.

(d) Each Houston Entity with respect to the Seattle Business and Seattle Entity is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, notice periods, the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, and the collection and payment of withholding and/or social security taxes and any similar tax.

(e) Section 5.14(e) of the Seattle Disclosure Schedule contains a list of all individual employment, consulting, retention, change in control bonus or severance contracts (other than employee offer letters entered into in the ordinary course of business) to which, as of the date hereof, any Houston Entity with respect to the Seattle Business or Seattle Entity is a party with respect to any current employee whose annual base salary during the fiscal year ended October 31, 2015, will exceed $500,000 and which may not be terminated by any Seattle Entity at will or by giving notice of thirty (30) days or less without penalty, costs or other liability. Seattle has made available to Miami and Merger Sub true and correct copies of each such contract, as in effect as of the date hereof. All of the contracts set forth on Section 5.14(e) of the Seattle Disclosure Schedule are (i) in full force and effect and (ii) represent the valid and binding obligations of the Seattle Entity party thereto and, to the knowledge of Seattle, represent the valid and binding obligations of the other parties thereto, except as has not, individually or in the aggregate, had a Seattle Material Adverse Effect. No Seattle Entity has received any written claim or notice of material breach of, or material default under, any such contract set forth on Section 5.14(e) of the Seattle Disclosure Schedule, and no Seattle Entity, nor, to the knowledge of Seattle, any other party thereto, is in breach of, or default under, any such contract.

(f) The representations and warranties set forth in this Section 5.14 constitute the sole and exclusive representations and warranties of Houston regarding employment and labor matters.

5.15.	Tax Matters

Except as set forth on Section 5.15 of the Seattle Disclosure Schedule and except as would not, individually or in the aggregate, have a Seattle Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to any Seattle Entity, the Seattle Assets or the Seattle Business have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete. All Taxes shown as due on such Tax Returns have been paid, or adequate reserves therefor in accordance with GAAP have been provided on the Seattle Financial Statements.

(b) There are no agreements in effect extending the period for assessment of collection of any Taxes of the Seattle Entities, the Seattle Business or the Seattle Assets that have been filed with any Governmental Authority.

(c) All Taxes required to be withheld in respect of the Seattle Business, the Seattle Assets or any Seattle Entity by Houston, Seattle or their respective Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(d) No deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing against any Seattle Entity, the Seattle Business or the Seattle Assets (or, to the knowledge of Seattle, has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes due from the Seattle Entities.

(e) Other than in connection with the Reorganization and the Distribution, no Seattle Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code).

(f) No Seattle Entity has participated in a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

(g) There are no Liens for Taxes (other than Permitted Liens) upon the assets of any Seattle Entity or any of the Seattle Assets.

(h) As of the date hereof, neither Houston nor Seattle is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment, (ii) Houston or Seattle from delivering the Tax Representation Letters at the applicable times set forth in Section 7.3(b)(ii), (iii) Houston from obtaining the Houston Tax Opinion as contemplated by Section 8.2(d) or (iv) Houston from obtaining any tax opinion, tax ruling or third-party approval required under the Austin TMA.

(i) The representations and warranties set forth in this Section 5.15 and, to the extent relating to Tax matters, Section 5.13, constitute the sole and exclusive representations and warranties of Houston regarding Tax matters.

5.16.	Brokers’ Fees

No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Miami, Intermediate Holdco, Merger Sub or the Seattle Entities would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by any Seattle Entity.

5.17.	Insurance

All insurance policies (excluding any Seattle Benefit Plans) to which any Seattle Entity is currently a party, or which are held for the benefit of the Seattle Entities, are in full force and effect, and, to the knowledge of Seattle, have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would have not had, individually or in the aggregate, a Seattle Material Adverse Effect.

5.18.	Permits

Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.21), the Houston Entities and the Seattle Entities have obtained all of the material Permits necessary under applicable Laws for the Seattle Entities to own, lease and operate the Seattle Assets in the manner in which they are now owned, leased and operated and to conduct the Seattle Business as now conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Seattle Entities (taken as a whole). The Houston Entities and the Seattle Entities are in compliance with such material Permits and as of the date hereof, there are no Actions pending or, to the knowledge of Seattle, threatened which would reasonably be expected to result in the revocation or termination of any such Permit.

5.19.	Real Property

(a) Section 5.19(a) of the Seattle Disclosure Schedule sets forth the common address, as of the date hereof, of all Seattle Owned Real Property that is material to the Seattle Entities (taken as a whole). The Houston Entities or the Seattle Entities have good simple title (or the applicable local equivalent) to all Seattle Owned Real Property, subject to any Permitted Liens. As of the date hereof, no Houston Entity or Seattle Entity has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of the Seattle Owned Real Property that is material to the Seattle Entities (taken as a whole). No Houston Entity or Seattle Entity has leased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Seattle Owned Real Property, other than in the ordinary course of business and other than Permitted Liens.

(b) Section 5.19(b) of the Seattle Disclosure Schedule sets forth the common address, as of the date hereof, of all Seattle Leased Real Property that is material to the Seattle Entities (taken as a whole). The Houston Entities or the Seattle Entities have a valid and enforceable leasehold estate in all Seattle Leased Real Property, subject to the Remedies Exception and any Permitted Liens. No Houston Entity or Seattle Entity, nor, to the knowledge of Houston or

Seattle, as of the date hereof, any other party thereto, is in breach of or default under any Contract pursuant to which the Houston Entities or Seattle Entities occupy any Seattle Leased Real Property that is material to the Seattle Entities (taken as a whole). No Houston Entity or Seattle Entity has, as of the date hereof, received any written notice from any lessor of such Seattle Leased Real Property that is material to the Seattle Entities (taken as a whole) of any breach of or default under any such Contract pursuant to which the Houston Entities or Seattle Entities occupy any Seattle Leased Real Property by any Houston Entity or Seattle Entity (in each case, with or without notice or lapse of time or both), which breach or default has not been cured. No Houston Entity or Seattle Entity has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the tenant’s interest in the Seattle Leased Real Property, other than Permitted Liens in the ordinary course of business.

5.20.	Intellectual Property

(a) Except as set forth in Section 5.20(a) of the Seattle Disclosure Schedule:

(i) all Transferred Registered IP is subsisting and, to the knowledge of Houston, except with respect to applications for patent or registration, is valid and enforceable;

(ii) to the knowledge of Houston, (A) the conduct of, and the use of the Transferred IP and the Houston Licensed IPR in connection with and the products of, the Seattle Business as heretofore conducted does not conflict with, infringe upon, misappropriate, dilute or otherwise violate, and (B) has not since January 1, 2014 conflicted with, infringed upon, misappropriated, diluted, or otherwise violated, the Intellectual Property rights of any third party; except to the extent that such conflict, infringement, misappropriation, dilution or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Seattle Material Adverse Effect; provided that Houston makes no representations or warranty hereunder with respect to any Intellectual Property owned and provided by a third party (other than Houston or any of its Affiliates) that is embedded or included in any such Houston Licensed IPR;

(iii) to the knowledge of Houston, (A) Houston and its Subsidiaries have taken reasonable measures to protect the confidentiality of all confidential, secret, or proprietary Transferred IP and Houston Licensed IPR (except for such Transferred IP or Houston Licensed IPR, respectively, whose value would not reasonably be expected to be impaired in any material respect by disclosure), including entering into appropriate confidentiality agreements with Persons with access to such Transferred IP or Houston Licensed IPR, respectively, (B) neither Houston nor any of its Subsidiaries has disclosed to any third party any such Transferred IP or Houston Licensed IPR except under a confidentiality agreement or other legally binding confidentiality obligation (except to the extent that any such disclosure absent a confidentiality agreement or obligation would not reasonably be expected to have a Seattle Material Adverse Effect), or (C) Houston and its Subsidiaries have required, and have a policy requiring, all Persons (including any employees, contractors, and consultants) who create or develop or have created or developed any material Intellectual Property for the benefit or under the supervision of the Seattle Business to assign to Seattle or one of its Subsidiaries (by present assignment) all of such Person’s rights in such Intellectual Property;

(iv) there is no and, since January 1, 2014, there has been no, (A) Action initiated by any third party pending or, to the knowledge of Houston, threatened against Houston or any of its Subsidiaries (1) concerning the matters described in
Section 5.20(a)(ii) or (2) challenging the validity, enforceability, scope, use, or ownership of any material Transferred Registered IP or material Houston Licensed IPR; provided, in each case, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to Houston or any of its Subsidiaries shall be deemed to be “threatened” rather than “pending”, or (B) (1) Governmental Order against Houston or any of its Subsidiaries or applicable to any material Transferred IP or material Houston Licensed IPR, (2) settlement agreement that Houston or any of its Subsidiaries is a party to, or (3) to the knowledge of Houston, other Governmental Order or settlement agreement, in each case restricting or otherwise affecting in any material respect the use, ownership, enforcement, or exploitation of any material Transferred IP or material Houston Licensed IPR; provided that Houston makes no representations or warranty hereunder with respect to any Intellectual Property owned and provided by a third party (other than Houston or any of its Affiliates) that is embedded or included in any such Houston Licensed IPR;

(v) as of the date of this Agreement and since January 1, 2014 (A) no Action is or has been pending or threatened by Houston or any of its Subsidiaries alleging that any third party is conflicting with, infringing, misappropriating, diluting or otherwise violating any Transferred IP or Houston Licensed IPR, and (B) to the knowledge of Houston, no other Person is or has been conflicting with, infringing, misappropriating, diluting or otherwise violating any material Transferred IP or material Houston Licensed IPR; provided that Houston makes no representations or warranty under clauses (A) and (B) with respect to any Intellectual Property owned and provided by a third party (other than Houston or any of its Affiliates) that is embedded or included in any such Houston Licensed IPR; and

(vi) as of the date of this Agreement, and subject to the rights of third parties in third party Intellectual Property embedded or included in any Transferred IP and third parties having license rights in Transferred IP, Houston or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Transferred IP, free and clear of all Liens (other than Permitted Liens), and no current or former Affiliate (other than Seattle and its Subsidiaries), partner, director, stockholder, officer, or employee of Houston or any of its Affiliates (other than Seattle and its Subsidiaries) or, to the knowledge of Houston, any other third party, will, after giving effect to the transactions contemplated by this Agreement or any other Transaction Document, own or retain any ownership interest or other proprietary rights in any of the Transferred IP.

(b) Since January 1, 2014, to the knowledge of Houston, (i) there have been no material security breaches in the information technology systems used by the Seattle Business, and (ii) there have been no disruptions in any information technology systems that adversely affected the Seattle Business in any material respect. Houston and its Subsidiaries, in connection with the conduct of the Seattle Business, have implemented and maintain reasonable and appropriate business continuity and disaster recovery plans, procedures and facilities, consistent with industry practices of companies offering similar services to preserve the availability, security, and integrity of its and their information technology systems, and the data and information stored thereon.

(c) Houston and its Subsidiaries, in connection with the conduct of the Seattle Business, have, at all times since January 1, 2014, complied, in all material respects, with all of the following (collectively, “Data Security Requirements”): (i) applicable privacy and data protection Laws, (ii) guidelines and industry standards, and (iii) its and their own posted or otherwise binding privacy policies, in each case relating to privacy, data protection, security, or the collection, retention, protection and use of sensitive data and personal information (collectively, “PII”) collected, used, or held for use by or on behalf of the Seattle Business. No Actions have been asserted or, to the knowledge of Houston, threatened since January 1, 2014 against Houston or any of its Subsidiaries, alleging a violation of any Person’s privacy, personal information or data rights or Data Security Requirement in relation to the conduct of the Seattle Business that would reasonably be expected to have a material and adverse effect on the Seattle Business. In connection with the operation of the Seattle Business, Houston and its Subsidiaries take commercially reasonable measures to protect PII against unauthorized access, use, modification, disclosure or other misuse. Except for disclosures of information permitted by applicable Law, to the knowledge of Houston, neither Houston nor any of its Subsidiaries has shared, sold, rented or otherwise made available, and does not share, sell, rent or otherwise make available, to third parties any PII in connection with the conduct of the Seattle Business. Since January 1, 2014, to the knowledge of Houston, neither Houston nor any of its Subsidiaries, in connection with the conduct of the Seattle Business, has experienced any incident in which PII was stolen or improperly accessed or used, and neither Houston nor any of its Subsidiaries has received any written notices or complaints from any Person with respect thereto.

(d) To the knowledge of Houston, (i) no (A) government funding or (B) facilities of a university, college, other educational institution or research center were used in the development of any material Transferred IP or Houston Licensed IPR and (ii) no Governmental Authority has acquired any rights in any material Transferred IP or Houston Licensed IPR as the result of providing any funding for the development thereof; provided that Houston makes no representations or warranty hereunder with respect to any Intellectual Property owned and provided by a third party (other than Houston or any of its Affiliates) that is embedded or included in any such Houston Licensed IPR.

(e) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 5.20 and Section 5.27 are the only representations and warranties being made by Houston in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights.

5.21.	Environmental Matters

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Seattle Entities (taken as a whole):

(i) the Seattle Entities are, and for the last three (3) years have been, in compliance with all Environmental Laws;

(ii) the Seattle Entities have obtained and maintained and are, and for the last three (3) years have been, in compliance with all Permits required under Environmental Laws for the Seattle Entities to own, lease and operate the Seattle Assets and to conduct the Seattle Business;

(iii) there are no Actions, Governmental Orders, notices or claims pending or, to the knowledge of Seattle, threatened, against the Seattle Entities alleging violations of or Liability under any Environmental Law; and

(iv) to the knowledge of Seattle, no conditions currently exist with respect to the Seattle Business, including with respect to the Seattle Assets, the Seattle Owned Real Property or the Seattle Leased Real Property, or any property currently or formerly owned, leased or operated by the Seattle Business, or any property to which the Seattle Business arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Seattle Entities incurring Liabilities under Environmental Laws.

(b) Houston and Seattle have made available to Miami all material environmental audits and Phase I or Phase II reports (or similar assessments and studies) relating to the Seattle Business, the Seattle Owned Real Property, the Seattle Leased Real Property or any property currently or formerly owned, leased or operated by the Seattle Business and copies of all material, non-privileged documents relating to any material and outstanding Liabilities of the Seattle Business under Environmental Law, in each case to the extent such reports or documents are in the possession, custody, or reasonable control of Houston or Seattle.

(c) The representations and warranties set forth in this Section 5.21 constitute the sole and exclusive representations and warranties of Houston regarding environmental, human health or safety matters, Environmental Laws, Permits required under applicable Environmental Laws or Hazardous Materials.

5.22.	Absence of Changes

Since April 30, 2016, (a) there has not been any Seattle Material Adverse Effect and (b) except as set forth on Section 5.22 of the Seattle Disclosure Schedule or as contemplated by this Agreement and the other Transaction Documents, since (i) April 30, 2016 or (ii) in the case of Seattle Entities formed after April 30, 2016, since the date such Seattle Entity was formed, the Seattle Entities have, in all material respects, conducted the Seattle Business and owned, leased and operated their assets in the ordinary course of business. Since (i) April 30, 2016 or (ii) in the case of Seattle Entities formed after April 30, 2016, since the date such Seattle Entity was formed, the Seattle Entities have not taken any action that would have been prohibited by Section 7.2(a) of this Agreement were such provision then in effect.

5.23.	Affiliate Matters

Except for the Transaction Documents and any Contracts solely between or among the Seattle Entities and for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course of business, no Seattle Entity is party to any Seattle Affiliate Contract.

5.24.	Prospectus; Circular; Registration Statements

None of the information regarding any of Houston or any of its Subsidiaries (including the Seattle Entities), the Seattle Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by Houston or Seattle or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Miami Registration Statement, the Seattle Registration Statement, the Form F-6, the Form 8-A or the documents relating to the Distribution that are filed with the SEC and/or distributed to Houston stockholders (the “Distribution Documents”) will, in the case of the Distribution Documents or any amendment or supplement thereto, at the time of the mailing of the Distribution Documents and any amendment or supplement thereto, or, in the case of the Miami Registration Statement, the Seattle Registration Statement, the Form F-6 and the Form 8-A, at the time such registration statement becomes effective, at the Distribution Date and at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The information regarding any of Houston and its Subsidiaries (including the Seattle Entities), the Seattle Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by Houston or Seattle or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Prospectus, the Circular or any Announcement (including the Cleansing Announcement) will, at the time of the mailing of the Prospectus, the Circular or any amendment or supplement thereto or at the time of the making of such Announcement, to the knowledge of Houston (after due and careful inquiry), in all material respects be in accordance with the facts and not contain any omission likely to affect the import of such information. The Seattle Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Houston or Seattle with respect to information provided by Miami specifically for inclusion in, or incorporation by reference into, the Seattle Registration Statement.

5.25.	Board and Shareholder Approval

Each of the Houston Board and the Seattle Board, at a meeting duly called, has by unanimous vote of all directors present approved this Agreement and declared it advisable. As of the date hereof, the sole shareholder of Seattle is Houston. No later than twenty-four (24) hours after the execution of this Agreement, Houston will approve and adopt, as Seattle’s sole shareholder, this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby (the “Seattle Shareholder Approval”). The approval of Houston’s shareholders is not required to effect the transactions contemplated by the Separation and Distribution Agreement, this Agreement or the Transaction Documents. Upon obtaining the Seattle Shareholder Approval, the approval of Seattle’s shareholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date.

5.26.	Miami Common Stock

Neither Houston nor Seattle owns (directly or indirectly, beneficially or of record) nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Miami (other than as contemplated by this Agreement).

5.27.	Sufficiency of the Seattle Assets

(a) On the Closing Date (assuming receipt of all consents, approvals and authorizations relating to the matters set forth in Section 4.4 and Section 5.5), after giving effect to the Reorganization, the Seattle Assets will, taking into account all Transaction Documents (including the services available under the Transition Services Agreement), constitute all of the assets necessary to conduct the Seattle Business immediately following the Closing in all material respects as it is conducted on the date of this Agreement.

(b) Except for Permitted Liens or Liens created by or through Miami or any of the Miami Subsidiaries, Seattle and Houston collectively have, and at the Closing Seattle shall have, in all material respects, good, valid and marketable title to, or a valid legal right to use, as the case may be, all of the Seattle Assets (including, for the avoidance of doubt, the Transferred IP and Houston Licensed IPR).

(c) As of the Closing Date, the Transferred Patents will include all of the Patents owned by Houston or any of its Subsidiaries that cover products and services of the Seattle Business that collectively represent at least eighty percent (80%) of the fiscal year 2016 revenue of the Seattle Business, as reported in Houston’s Annual Report on Form 10-K for the fiscal year ended October 31, 2016; provided, however, that the foregoing representation shall not be construed as a warranty or representation as to validity or enforceability of any of the Transferred Patents or any warranty or representation regarding non-infringement in the use of the Transferred Patents.

5.28.	Reserved

5.29.	No Other Representations and Warranties

Except as expressly set forth in this Section 5 or in any Transaction Document, neither Houston nor any of its Affiliates (including the Seattle Entities), nor any of their respective Representatives has made, or is making, any representation or warranty whatsoever to Miami, Intermediate Holdco, Merger Sub or any of their respective Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Miami, Intermediate Holdco, Merger Sub or their respective Affiliates. Without limiting the generality of the foregoing, each of Miami, Intermediate Holdco and Merger Sub acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Houston, Seattle, any of the Seattle Entities or the Seattle Business that may have been made available to Miami or any of its Representatives. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Seattle Disclosure Schedule), any information, documents or other materials (including any such materials contained in the Seattle Datasite or otherwise reviewed by Miami, Intermediate

Holdco, Merger Sub or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Miami, Intermediate Holdco, Merger Sub or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Houston or Seattle, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in this Agreement.

6. REPRESENTATIONS AND WARRANTIES OF MIAMI, INTERMEDIATE HOLDCO AND MERGER SUB

Except as otherwise disclosed or identified in (a) the Miami Public Documents filed or published on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Miami Public Documents that are predictive, forward-looking or primarily cautionary in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face and (ii) shall not apply to Sections 6.1, 6.3, 6.6, 6.9, 6.16, 6.24, 6.25, 6.26, 6.27 and 6.28, or (b) the Miami Disclosure Schedule, Miami, Intermediate Holdco and Merger Sub, jointly and severally, hereby represent and warrant to Houston and Seattle as follows:

6.1.	Organization of Miami, Intermediate Holdco and Merger Sub

(a) Miami has been duly organized and is validly existing under the laws of England and Wales and has all requisite corporate power and authority to own, lease and operate its assets where such assets are now owned, leased and operated and to conduct its business as it is now being conducted. Miami has made available to Houston true and complete copies of the Organizational Documents of Miami. Miami is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, have a Miami Material Adverse Effect.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub is a direct wholly owned Subsidiary of Intermediate Holdco and an indirect wholly owned Subsidiary of Miami. Intermediate Holdco is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Intermediate Holdco is a direct wholly owned Subsidiary of Miami. The copies of the Organizational Documents of Intermediate Holdco and Merger Sub which were previously furnished or made available to Houston are true and complete copies of such documents as in effect on the date of this Agreement.

6.2.	Subsidiaries

(a) Section 6.2(a) of the Miami Disclosure Schedule sets forth a list of the Miami Subsidiaries and their respective jurisdictions of organization, as of the date hereof. Each Miami Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted.

(b) Each Miami Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not, individually or in the aggregate, have a Miami Material Adverse Effect. Other than the Miami Subsidiaries and as set forth on Section 6.2(b) of the Miami Disclosure Schedule, Miami does not own or hold, directly or indirectly, any Interest in any other Person.

6.3.	Due Authorization

Each of Miami, Intermediate Holdco and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 6.5 and the Miami Shareholder Approval) to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Miami, Intermediate Holdco and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by each of Miami, Intermediate Holdco and Merger Sub of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part, and, except for the Miami Shareholder Approval, no other corporate action on the part of Miami, Intermediate Holdco or Merger Sub is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been or will be duly and validly executed and delivered by Miami and (assuming that this Agreement and the other applicable Transaction Documents to which each of Houston and Seattle is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of each of Houston and Seattle (as applicable)) constitutes or will constitute a legal, valid and binding obligation of Miami, Intermediate Holdco and Merger Sub (as applicable), enforceable against Miami, Intermediate Holdco and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.

6.4.	No Conflict

Subject to the receipt of the Consents described in Section 6.5 and assuming the accuracy of the representations and warranties of Houston and Seattle set forth in Section 4 and Section 5, the execution and delivery by each of Miami, Intermediate Holdco and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by Miami, Intermediate Holdco and Merger Sub of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing by Miami and the Miami Subsidiaries including the Seattle Entities) do not and will not, as of the Effective Time: (a) violate any provision of, or result in the material breach of, any Law applicable to Miami and the Miami Subsidiaries or by which any of its assets is bound; (b) conflict with any provision of the Organizational Documents of Miami, Intermediate Holdco, Merger Sub and the Miami Subsidiaries; or (c) violate any provision of or result in a breach of, or require a consent under, or terminate or result in the termination, creation, modification or acceleration of any obligation under, or result in the loss, reduction or delay of any benefit or payment obligation under, or give rise to any increased, additional or accelerated rights of any other party under, or create any restriction on the conduct of the businesses of Miami and the Miami Subsidiaries pursuant to (i) any Miami Material Contract or (ii) any Contract involving, related to or affecting the grant of any right in any material Intellectual Property pursuant to which Miami and the Miami Subsidiaries conduct their respective businesses, except, in the case of clauses (a) and (c)(i), as would not, individually or in the aggregate, have a Miami Material Adverse Effect.

6.5.	Governmental Consents

Assuming the accuracy of the representations and warranties of Houston and Seattle set forth in Section 4 and Section 5, no Consent of, with or to any Governmental Authority is required to be obtained or made by Miami or any of the Miami Subsidiaries in connection with the execution or delivery by Miami, Intermediate Holdco and Merger Sub of this Agreement or the Transaction Documents to which Miami, Intermediate Holdco or Merger Sub is or will be a party at the Effective Time or the consummation by Miami, Intermediate Holdco and Merger Sub of the transactions contemplated hereby or thereby, except for: (a) applicable requirements of any Competition Laws; (b) notices or filings to CFIUS, including submission of a joint voluntary notice; (c) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (d) compliance, filings with and approvals of the NYSE to permit the ADSs that are to be issued in the Merger to be listed on the NYSE; (e) Consents set forth on Section 6.5 of the Miami Disclosure Schedule; and (f) the approval and filing of the Prospectus, and the Circular with the UK Listing Authority, the admission of the shares of Miami Common Stock underlying the ADSs issuable pursuant to the Merger and the readmission of the shares of Miami Common Stock outstanding immediately prior to the Effective Time (i) to the official list maintained by the UK Listing Authority (the “Official List”) and (ii) to trading on London Stock Exchange plc’s Main Market for listed securities.

6.6.	Capital Stock and Other Matters

(a) As of the date hereof, the issued ordinary share capital of Miami consists of 229,222,853 shares of Miami Common Stock. At the close of business on September 2, 2016: (i) 229,192,929 shares of Miami Common Stock were issued and outstanding (excluding shares of Miami Stock held in treasury); (ii) options to subscribe for 5,857,385 shares of Miami Common Stock were outstanding pursuant to the Miami Stock Plans; (iii) options to subscribe for 3,207,420 shares of Miami Common Stock were granted pursuant to Miami ASG Awards; (iv) 29,924 shares of Miami Common Stock were held by Miami in its treasury; (v) no shares of Miami Common Stock were held by any of its Subsidiaries; and (vi) no preference shares of Miami were issued and outstanding. All of the issued and outstanding shares of Miami Common Stock have been, and all shares of Miami Common Stock underlying the ADSs issued pursuant to the Merger will be at Closing (when issued in accordance with the Deposit Agreement), duly authorized and validly issued, fully paid and nonassessable and have not been, or will not be, issued in violation of any preemptive or similar rights (including statutory preemption rights under s561 of the Companies Act). The ADSs to be issued pursuant to the Merger will be at Closing validly issued in accordance with the Deposit Agreement, free of any Liens, and issued in compliance with all applicable securities Laws, and the persons in whose names ADRs evidencing such ADSs are registered will be entitled to the rights of registered holders of such ADRs specified therein and in the Deposit Agreement.

(b) No bonds, debentures, notes or other indebtedness of Miami or any of the Miami Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Miami (including Miami Common Stock) may vote (“Miami Voting Debt”) are, or as of the Effective Time will be, issued or outstanding.

(c) As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock. As of the date hereof, the authorized capital stock of Intermediate Holdco consists of 1,000 shares of Intermediate Holdco Common Stock.

(d) Except as expressly set forth in paragraph (a) above, or in connection with the Merger, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Miami, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Miami, (ii) agreements of any kind which may obligate Miami to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Miami.

6.7.	Capitalization of Subsidiaries

The issued and outstanding Interests of each of the Miami Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. Miami, directly or indirectly, owns legal and beneficial title to all the issued and outstanding Interests of the Miami Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such Miami Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Miami Subsidiaries, and there are no agreements of any kind which may obligate any Miami Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

6.8.	Miami Reports and Financial Statements

(a) Except as set forth on Section 6.8 of the Miami Disclosure Schedule, Miami has timely filed and/or published all reports and other documents with Companies House, the London Stock Exchange plc, the FCA and any other relevant body or organization required by applicable Law to be filed or furnished by Miami since April 30, 2015 (such documents, and including all reports and other documents required to be filed or furnished by Miami after the date of this Agreement and prior to the Closing, the “Miami Public Documents”). As of their respective dates (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Miami Public Documents complied in all material respects, and each other form, report, schedule, registration statement, circular and prospectus filed by Miami or any of its Subsidiaries after the date hereof and prior to the Effective Time (the

“Additional Miami Public Documents”) will comply in all material respects, with the requirements of the Listing Rules, the Disclosure and Transparency Rules, the Market Abuse Regime, the Companies Act, the Prospectus Rules, the Financial Services Act 2012, the FSMA and any other applicable Law, as the case may be, and none of such Miami Public Documents when filed contained, or will contain, a false statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Miami Public Documents and the Additional Miami Public Documents fairly present in all material respects, or will fairly present in all material respects, the financial position of Miami and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows, changes in stockholders’ equity or other information included therein for the periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. Each of the consolidated financial statements (including the related notes) of Miami included in the Miami Public Documents and the Additional Miami Public Documents have been or will be prepared in accordance with IFRS, consistently applied, except as otherwise noted therein. There is no undisclosed material Liability of Miami and the Miami Subsidiaries of a type required to be reflected or reserved for on a consolidated balance sheet of Miami and its consolidated Subsidiaries or in the notes thereto prepared in accordance with IFRS, except for: (i) Liabilities reflected or reserved for in the financial statements of Miami included in the Miami Public Documents or disclosed in the notes thereto; (ii) Liabilities that have arisen since April 30, 2016, in the ordinary course of the operation of Miami’s business; (iii) Liabilities arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; or (iv) Liabilities that, individually or in the aggregate, have not had and would not have a Miami Material Adverse Effect.

(b) Miami maintains a system of internal controls, including disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function and legal and regulatory compliance controls (collectively, “Internal Controls”), that comply in all material respects with applicable Law and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) Miami understands the nature of the responsibilities and obligations of its directors under the Listing Rules, the Disclosure and Transparency Rules, the Market Abuse Regulation and the rules and regulations of the London Stock Exchange plc. The Internal Controls are overseen by the audit committee of the Miami Board (the “Miami Audit Committee”). In the last three (3) years, Miami has not publicly disclosed or reported to the Miami Audit Committee or the Miami Board a significant deficiency, material weakness or material change (or an analogous occurrence under applicable Law in the United Kingdom) in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls or any violation of or failure to comply with applicable Law.

6.9.	Financing

(a) Miami has delivered to Houston true, complete and fully executed copies of an executed commitment letter (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date of this Agreement; and (B) any associated fee letters (in unredacted form) (together, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and thereof, the “Seattle Commitment Letter”) from JPMorgan Chase Bank, N.A. (together with all additional lenders and financing sources added to the Seattle Commitment Letter, the “Seattle Lenders”), pursuant to which, among other things, the Seattle Lenders have committed to the Miami Parties to provide Seattle with debt financing in the amount set forth therein (the debt financing contemplated by the Seattle Commitment Letter, together with any amendment, modification, supplement, restatement, substitution or waiver thereof in accordance with the terms of this Agreement being referred to as the “Financing”). As of the date of this Agreement, (x) the Seattle Commitment Letter has not been amended, waived or modified, and (y) the commitments contained in the Seattle Commitment Letter have not been withdrawn, modified or rescinded in any respect. As of the date hereof, except for the Seattle Commitment Letter, there are no side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) containing conditions precedent to the funding of the full amount of the Financing (other than fee letters related to the Financing (none of which would adversely affect the amount or availability of the Financing)).

(b) The Seattle Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of each of the Miami Parties and, to the knowledge of Miami and the Miami Parties, the other parties thereto (subject, in each case, to the Remedies Exception). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would (assuming the satisfaction of the conditions set forth in Section 8.1 and 8.3 and the completion of the Marketing Period), (i) constitute a default or breach on the part of the Miami Parties, or to Miami’s knowledge any other party thereto, under any term or condition of the Seattle Commitment Letter (ii) constitute or result in a failure to satisfy a condition precedent set forth in the Seattle Commitment Letter or (iii) to Miami’s knowledge, otherwise result in any portion of the Financing being unavailable to Seattle on or before the Closing Date. The Seattle Commitment Letter plus available cash will provide financing sufficient for Seattle to finance the Seattle Payment and pay or reimburse all related fees and expenses associated therewith (the “Financing Obligations”). Other than as set forth in the Seattle Commitment Letter, there are no conditions precedent to the funding of the full amount of the Financing. As of the date of this Agreement, assuming the Financing is funded in accordance with the Seattle Commitment Letter and the satisfaction of the conditions set forth in Sections 8.1 and 8.3 and the completion of the Marketing Period, Miami has no reason to believe that any of the conditions precedent to the Financing will not be satisfied on a timely basis or that the Financing will not be available to Seattle immediately prior to the Distribution Date.

(c) Miami has delivered to Houston true, complete and fully executed copies of an executed commitment letter (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date of this Agreement; and (B) any associated fee letters (in unredacted form) (together, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and thereof, the “Miami

Commitment Letter” and, together with the Seattle Commitment Letter, collectively, the “Commitment Letters”) from JPMorgan Chase Bank, N.A. (together with all additional lenders and financing sources added to the Miami Commitment Letter, the “Miami Lenders” and, together with the Seattle Lenders, collectively, the “Lenders”), pursuant to which, among other things, the Miami Lenders have committed to the Miami Parties to provide the Miami Parties with debt financing in the amount set forth therein (the debt financing contemplated by the Miami Commitment Letter, together with any amendment, modification, supplement, restatement, substitution or waiver thereof in accordance with the terms of this Agreement being referred to as the “Miami Financing”). As of the date of this Agreement, (x) the Miami Commitment Letter has not been amended, waived or modified, and (y) the respective commitments contained in the Miami Commitment Letter have not been withdrawn, modified or rescinded in any respect. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Sections 8.1 and 8.3 and the completion of the Marketing Period, Miami has no reason to believe that any of the conditions precedent to the Miami Financing could not be satisfied on a timely basis or that the Miami Financing will not be available to Miami to the extent Miami intends to obtain such financing.

6.10.	Litigation and Proceedings

Except as set forth on Section 6.10 of the Miami Disclosure Schedule, (a) there are no Actions pending or, to the knowledge of Miami, threatened before or by any Governmental Authority against Miami or any Miami Subsidiary, including any Actions by any Governmental Authority, prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Bid, and (b) there is no Law purporting to enjoin or restrain the execution and delivery by Miami, Intermediate Holdco or Merger Sub of this Agreement or the Transaction Documents to which Miami, Intermediate Holdco or Merger Sub is or will be a party at the Effective Time or the consummation by Miami, Intermediate Holdco and Merger Sub of the transactions contemplated hereby or thereby that, in each case, individually or in the aggregate, has had or would have a Miami Material Adverse Effect.

6.11.	Legal Compliance

(a) Except for Laws regarding Miami Benefit Plans and related matters (which are addressed exclusively in Section 6.13), Laws relating to employment and labor matters (which are addressed exclusively in Section 6.14), Laws relating to Taxes (which are addressed exclusively in Section 6.15), Permits (which are addressed exclusively in Section 6.18), Laws relating to the infringement or misappropriation of Intellectual Property (which are addressed exclusively in Section 6.20), and Environmental Laws (which are addressed exclusively in Section 6.21), Miami and the Miami Subsidiaries are in compliance with all applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to Miami and the Miami Subsidiaries (taken as a whole). As of the date hereof, neither Miami nor any of the Miami Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law at any time during the past two (2) years, except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to Miami and the Miami Subsidiaries (taken as a whole).

(b) Miami and the Miami Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects, with the U.K. Bribery Act of 2010 and the FCPA and, to the knowledge of Miami, any other applicable Anti-corruption Laws; (ii) during the past five (5) years have not been given notice by a Governmental Authority of, or to the knowledge of Miami, been investigated by any Governmental Authority with respect to any actual or alleged violation by Miami or any Miami Subsidiary of the U.K. Bribery Act of 2010, the FCPA or any other applicable Anti-corruption Laws; and (iii) during the past five (5) years have had an operational program, including policies, procedures and training intended to enhance awareness of and compliance by Miami and the Miami Subsidiaries with the U.K. Bribery Act of 2010, the FCPA and any other applicable Anti-corruption Laws.

(c) During the past five (5) years, neither Miami nor any of the Miami Subsidiaries has, directly or indirectly, through its Representatives or, to the knowledge of Miami, any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), corruptly offered, promised, paid, authorized or given, money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any person or entity, in any way.

(d) During the past five (5) years, (i) Miami and the Miami Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with IFRS, in all material respects; (ii) there have been no false or fictitious entries made in the books and records of Miami and the Miami Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment; and (iii) Miami and the Miami Subsidiaries have not established or maintained a secret or unrecorded fund.

(e) To the knowledge of Miami, during the past five (5) years, neither Miami nor any of the Miami Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is organized or ordinarily resident in or that is a citizen of Cuba, Iran, North Korea, Sudan, Syria or the Crimea Region of Ukraine (including any Governmental Authority within such country or territory) or (ii) that is the subject of any economic or trade sanctions administered or enforced by OFAC, Her Majesty’s Treasury, the United Kingdom Export Control Organization, the United Nations Security Council, the European Union or other relevant sanctions authority (including being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC or equivalent and applicable denied party lists maintained by Her Majesty’s Treasury, the United Kingdom Export Control Organization or any other Governmental Authority outside the United States).

6.12.	Material Contracts

(a) Except as set forth in Section 6.12(a) of the Miami Disclosure Schedule, as of the date of this Agreement, neither Miami nor any of its Subsidiaries are parties to or otherwise bound by or subject to (Contracts of the following types, together with the Miami Licenses, the “Miami Material Contracts”):

(i) Contracts for the purchase or licensing of products or for the receipt of services, the performance of which will extend over a period of one (1) year or more and which involved payments by Miami or any of its Subsidiaries in excess of $30,000,000 in the aggregate during the fiscal year ended April 30, 2016;

(ii) Contracts for the furnishing of products or services by Miami or any of its Subsidiaries, the performance of which will extend over a period of one (1) year or more and which involved payments to Miami or any of its Subsidiaries in excess of $30,000,000 in the aggregate during the fiscal year ended April 30, 2016;

(iii) Contracts concerning the establishment or operation of any material partnership, joint venture or limited liability company (other than any such Contract solely between Miami or any of its Subsidiaries and another Subsidiary of Miami);

(iv) Government Contracts;

(v) material lease agreements for any Miami Leased Real Property existing at the date of this Agreement;

(vi) collective bargaining or other contracts with any labor union, works council, or other labor organization;

(vii) any swap, forward, future, option, cap, floor, collar or similar financial Contract or other derivative Contract, or any other interest rate or foreign currency protection Contract;

(viii) any Contract that relates to ongoing or scheduled development plans or arrangements or capital expenditures, in an annual amount in excess of $30,000,000;

(ix) contracts containing (A) a covenant materially restricting the ability of Miami or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers, (B) a provision granting the other party “most favored nation” status or equivalent preferential pricing terms or (C) a provision granting the other party exclusivity or similar rights, other than teaming or similar agreements entered into in the ordinary course of business where the restrictions apply solely to the Contract or pursuit that is the subject matter of the teaming or similar agreement (and any extensions or recompetes in respect thereof); or

(x) indentures, credit agreements, loan agreements and similar instruments pursuant to which Miami or any of its Subsidiaries has incurred or assumed any indebtedness for borrowed money or has guaranteed or otherwise become liable for any indebtedness of any other Person for borrowed money in excess of $10,000,000, other than any indentures, credit agreements, loan agreements or similar instruments solely between or among any Miami and any of its Subsidiaries.

(b) Miami has made available to Houston true, complete and correct copies of each Miami Material Contract in effect on the date of this Agreement. Each Miami Material Contract is valid and binding on Miami or its Subsidiaries, as applicable, and, to the knowledge of Miami, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception. Neither Miami nor any of its Subsidiaries is in material breach of, or material default under, any Miami Material Contract to which it is a party.

(c) Except as would not, individually or in the aggregate, have a Miami Material Adverse Effect, each Miami Entity has established and maintains adequate internal controls, including cybersecurity, adequate cost-accounting and other business systems, for compliance with their Government Contracts and all invoices or other demands for payment submitted by or on behalf of such Miami Entity under any Government Contract were current, accurate and complete in all material respects as of their respective submission dates and there has not been any set-off by a Governmental Authority with respect to a Government Contract, nor has any cost in excess of $200,000 incurred by any Miami Entity been disallowed or questioned by a Governmental Authority or higher-tier contractor. Except as would not, individually or in the aggregate, have a Miami Material Adverse Effect, since January 1, 2014, the Miami Entities and their respective directors, officers and employees have complied with all terms of any Government Contract or Bid and have not: (A) breached or violated any Law, certification or representation, relating to any Government Contract or Bid, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein; (B) received notice, either orally or in writing, that any of the Miami Entities has breached or violated any applicable Law, or any material certification, representation, clause, provision or requirement pertaining to any Government Contract or Bid; (C) been suspended or debarred, or notified of proposed suspension or debarment, from bidding on contracts with any Governmental Authority or received any termination for default, cure notice or show cause notice that is in effect as of the date hereof pertaining to any Government Contract; (D) to the knowledge of Miami, been investigated by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract; or (E) otherwise conducted or initiated any internal investigation or made a voluntary or mandatory disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract. To the knowledge of Miami, no facts exist that are reasonably likely to give rise to the revocation of any security clearance held by Miami Entities.

6.13.	Miami Benefit Plans

(a) Section 6.13(a) of the Miami Disclosure Schedule sets forth a complete list of each material Miami Benefit Plan as of the date hereof; provided, however, that for purposes of disclosure under this Section 6.13(a), a material Miami Benefit Plan shall not include any Miami Benefit Plan that would otherwise be required to be listed on Section 6.14(e) of the Miami Disclosure Schedule were it not for the threshold contained therein. “Miami Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other material plan, agreement, practice, policy, program or arrangement

(whether oral or written), as of the date hereof or as of Closing, providing any severance, equity, compensation, bonus, profit sharing, incentive or deferred compensation, vacation or other paid-time-off, welfare benefit (health, dental, vision, life and disability), sick pay, pension, retirement benefit, or other benefits to any current or former director, officer, service provider or employee of Miami or any Miami Subsidiary that is maintained, sponsored or contributed to by Miami or any of its Subsidiaries.

(b) Miami has made available to Houston copies of: (i) each material Miami Benefit Plan; (ii) any trust agreement relating to such material Miami Benefit Plan; (iii) the most recent summary plan description for each material Miami Benefit Plan for which such summary plan description is required; (iv) the most recent annual report on Form 5500 and all attachments thereto filed with the IRS with respect to such material Miami Benefit Plan (if applicable); and (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any material Miami Benefit Plan, in each case, other than a Multiemployer Plan (if applicable).

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to Miami and the Miami Subsidiaries (taken as a whole), other than with respect to any Miami Benefit Plan which is a Multiemployer Plan: (i) each Miami Benefit Plan has been administered in accordance with its terms and all applicable Laws, including, where applicable, ERISA and the Code; (ii) each Miami Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification and nothing has occurred that would reasonably be expected to affect that qualification, (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (C) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter; and (iii) none of the Miami Benefit Plans provides retiree health or retiree life insurance benefits coverage as of the date hereof; provided, that for this purpose, retiree health or retiree life insurance benefits coverage shall be deemed not to include (A) coverage through the end of the applicable month of termination or during an applicable severance period, (B) any coverage as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law, or (C) coverage provided at the expense of the participant or the participant’s beneficiary.

(d) Section 6.13(d) of the Miami Disclosure Schedule sets forth a complete list of each Miami Benefit Plan that is a Multiemployer Plan or other pension plan, as of the date hereof, including any defined benefit plan (as defined in Section 3(35) of ERISA) in each case, that is subject to Title IV of ERISA. Except as would not, individually or in the aggregate, result in a material Liability to Miami and the Miami Subsidiaries (taken as a whole), and except as set forth on Section 6.13(d) of the Miami Disclosure Schedule, neither Miami nor any of the Miami Subsidiaries or any of their ERISA Affiliates has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA at any time within the previous six (6) years.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to Miami and the Miami Subsidiaries (taken as a whole), with respect to the Miami Benefit Plans and Miami Non-U.S. Plans, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Miami, threatened, and (ii) to the knowledge of Miami, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions.

(f) Section 6.13(f) of the Miami Disclosure Schedule lists all material Miami Benefit Plans available primarily to employees residing outside the United States (each such plan as of the date hereof or as of the Closing, a “Miami Non-U.S. Plan”).
Section 6.13(f) of the Miami Disclosure Schedule identifies each Miami Non-U.S. Plan that is a defined benefit pension plan. Except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to Miami and the Miami Subsidiaries (taken as a whole), all Miami Non-U.S. Plans (i) have been maintained in accordance with all applicable Laws, regulatory requirements and terms of their governing documentation; (ii) that are intended to qualify for special tax treatment meet all requirements for such treatment; and (iii) that are intended and/or required to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and applicable legal and regulatory requirements

(g) Except as expressly provided in this Agreement or the Employee Matters Agreement, neither the execution and delivery of this Agreement nor the consummation of the Separation or the Merger (either alone or in conjunction with any other event, including any termination of employment) will (i) entitle any current or former director, officer, service provider or employee of Miami or any Miami Subsidiary to any material compensation or benefit or any material increase therein, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit to any current or former director, officer, service provider or employee of Miami or any Miami Subsidiary or trigger any other material obligation under any Miami Benefit Plan, or (iii) result in any limitation on the right of Miami or any Miami Subsidiary to amend, merge, terminate or receive a reversion of assets from any Miami Benefit Plan or related trust.

(h) Each Miami Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated and maintained, in form and operation, in accordance in all material respects with Section 409A of the Code and applicable guidance of the Department of Treasury and Internal Revenue Service and neither Miami nor any of its Affiliates has any obligation to gross-up or indemnify any current or former director, officer, service provider or employee of Miami or any Miami Subsidiary with respect to any tax set forth under Section 409A(a)(1)(B) of the Code.

(i) Neither Miami nor any of its Affiliates has any obligation to gross-up, indemnify or otherwise reimburse any current or former director, officer, service provider or employee of Miami or any Miami Subsidiary for any Tax incurred by such individual under Section 4999 of the Code.

(j) The representations and warranties set forth in this Section 6.13 constitute the sole and exclusive representations and warranties of Miami made regarding Miami Benefit Plans and related matters.

6.14.	Labor Relations

(a) Except as set forth on Section 6.14 of the Miami Disclosure Schedule, none of Miami or the Miami Subsidiaries is a party to any labor or collective bargaining agreement. Miami has made available to Houston and Seattle true and correct copies of each such labor or collective bargaining agreement, together with all amendments, modifications or supplements thereto. As of the date hereof there are no union or works council organizing activities (including outstanding applications or pending requests for trade union recognition) involving Miami or the Miami Subsidiaries pending or, to the knowledge of Miami, threatened by any labor organization, works council or group of Miami Employees.

(b) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the knowledge of Miami, threatened against or involving Miami or the Miami Subsidiaries.

(c) There are no material Actions against Miami or the Miami Subsidiaries pending, or to the knowledge of Miami, threatened, based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual.

(d) Miami and the Miami Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, notice periods, WARN and any similar foreign, state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, and the collection and payment of withholding and/or social security taxes and any similar tax.

(e) Section 6.14 of the Miami Disclosure Schedule contains a list of all individual employment, consulting, retention, change in control bonus or severance contracts (other than employee offer letters entered into in the ordinary course of business) to which, as of the date hereof, Miami or the Miami Subsidiaries is a party with respect to any current employee whose annual base salary during the fiscal year ended December 31, 2015, will exceed $500,000 and which may not be terminated by Miami or the Miami Subsidiaries at will or by giving notice of thirty (30) days or less without penalty, costs or other liability. Miami has made available to Houston and Seattle true and correct copies of each such contract, as in effect as of the date hereof. All of the contracts set forth on Section 6.14(e) of the Miami Disclosure Schedule are (i) in full force and effect and (ii) represent the valid and binding obligations of Miami or the Miami Subsidiary party thereto and, to the knowledge of Miami, represent the valid and binding obligations of the other parties thereto, except as has not, individually or in the aggregate, had a Miami Material Adverse Effect. None of Miami or the Miami Subsidiaries has received any written claim or notice of material breach of, or material default under, any such contract set forth on Section 6.14(e) of the Miami Disclosure Schedule, and none of Miami or the Miami Subsidiaries, nor, to the knowledge of Miami, any other party thereto, is in breach of, or default under, any such contract.

(f) The representations and warranties set forth in this Section 6.14 constitute the sole and exclusive representations and warranties of Miami regarding employment and labor matters.

6.15.	Tax Matters

Except as set forth on Section 6.15 of the Miami Disclosure Schedule and except as would not, individually or in the aggregate, have a Miami Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to Miami and the Miami Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete. All Taxes shown as due on such Tax Returns have been paid, or adequate reserves therefor in accordance with IFRS have been provided on the consolidated financial statements of Miami contained in the Miami Public Documents.

(b) There are no agreements in effect extending the period for assessment of collection of any Taxes of Miami and the Miami Subsidiaries that have been filed with any Governmental Authority.

(c) All Taxes required to be withheld by Miami and the Miami Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(d) No deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing against Miami or any Miami Subsidiary (or, to the knowledge of Miami, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes due from Miami and the Miami Subsidiaries.

(e) Neither Miami nor any Miami Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code).

(f) Neither Miami nor any Miami Subsidiary has participated in a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

(g) There are no Liens for Taxes (other than Permitted Liens) upon the assets of Miami or any of the Miami Subsidiaries.

(h) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger. Intermediate Holdco was formed solely for the purpose of the Merger, and does not have any assets (other than all of the outstanding shares of Merger Sub Common Stock) and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

(i) As of the date hereof, Miami is not aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment or (ii) Miami from delivering the Tax Representation Letters at the applicable times set forth in Section 7.3(b)(ii).

(j) The representations and warranties set forth in this Section 6.15 and, to the extent relating to Tax matters, Section 6.13, constitute the sole and exclusive representations and warranties of Miami regarding Tax matters.

6.16.	Brokers’ Fees

Except as set forth on Section 6.16 of the Miami Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Houston or its Affiliates or Miami, Intermediate Holdco, Merger Sub or the Seattle Entities would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Miami or any Miami Subsidiary.

6.17.	Insurance

All insurance policies (excluding any Miami Benefit Plans) to which Miami and any Miami Subsidiary is currently a party, or which are held for the benefit of Miami or any of the Miami Subsidiaries, are in full force and effect, and, to the knowledge of Miami, have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would have not had, individually or in the aggregate, a Miami Material Adverse Effect.

6.18.	Permits

Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 6.21), Miami and the Miami Subsidiaries have obtained all of the material Permits necessary under applicable Laws for Miami and the Miami Subsidiaries to own, lease and operate their assets in the manner in which they are now owned, leased and operated and to conduct their businesses as now conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to Miami and the Miami Subsidiaries (taken as a whole). Miami and the Miami Subsidiaries are in compliance with such material Permits and as of the date hereof, there are no Actions pending or, to the knowledge of Miami, threatened which would reasonably be expected to result in the revocation or termination of any such Permit.

6.19.	Real Property

(a) Section 6.19(a) of the Miami Disclosure Schedule sets forth the common address, as of the date hereof, of all Miami Owned Real Property that is material to Miami and the Miami Subsidiaries (taken as a whole). The Miami and the Miami Subsidiaries have good simple title (or the applicable local equivalent) to all Miami Owned Real Property, subject to any Permitted Liens. As of the date hereof, neither Miami nor any of its Subsidiaries has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of the Miami Owned Real Property that is material to Miami and the Miami Subsidiaries (taken as a whole). None of Miami or any of the Miami Subsidiaries has leased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Miami Owned Real Property, other than in the ordinary course of business and other than Permitted Liens.

(b) Section 6.19(b) of the Miami Disclosure Schedule sets forth the common address, as of the date hereof, of all Miami Leased Real Property that is material to Miami and the Miami Subsidiaries (taken as a whole). Miami and the Miami Subsidiaries have a valid and enforceable leasehold interest in all Miami Leased Real Property, subject to the Remedies Exception and any Permitted Liens. Neither Miami nor any of its Subsidiaries, nor, to the knowledge of Miami, as of the date hereof, any other party thereto, is in breach of or default under any Contract pursuant to which Miami and the Miami Subsidiaries occupy any Miami Leased Real Property that is material to Miami and the Miami Subsidiaries (taken as a whole). Neither Miami nor any of its Subsidiaries has, as of the date hereof, received any written notice from any lessor of such Miami Leased Real Property that is material to Miami and the Miami Subsidiaries (taken as a whole) of any breach of or default under any such Contract pursuant to which Miami and the Miami Subsidiaries occupy any Miami Leased Real Property by Miami or any of its Subsidiaries (in each case, with or without notice or lapse of time or both), which breach or default has not been cured. None of Miami or any of the Miami Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the tenant’s interest in the Miami Leased Real Property, other than Permitted Liens in the ordinary course of business.

6.20.	Intellectual Property

(a) Except as set forth in Section 6.20(a) of the Miami Disclosure Schedule:

(i) all Miami Registered Intellectual Property is subsisting and, to the knowledge of Miami, except with respect to applications for patent or registration, is valid and enforceable;

(ii) to the knowledge of Miami, (A) the conduct of, and the use of the Miami Owned Intellectual Property and any Intellectual Property licensed to Miami or any of its Subsidiaries in connection with and the products of, the respective businesses of Miami and its Subsidiaries as heretofore conducted (the “Miami Business”) does not conflict with, infringe upon, misappropriate, dilute or otherwise violate, and (B) has not since January 1, 2014 conflicted with, infringed upon, misappropriated, diluted, or otherwise violated, the Intellectual Property rights of any third party; except to the extent that such conflict, infringement, misappropriation, dilution or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Miami Material Adverse Effect; provided that Miami makes no representations or warranty hereunder with respect to any Intellectual Property owned and provided by a third party (other than Miami or any of its Affiliates) that is embedded or included in any such Miami Owned Intellectual Property;

(iii) to the knowledge of Miami, (A) Miami and its Subsidiaries have taken reasonable measures to protect the confidentiality of all confidential, secret, or proprietary Miami Owned Intellectual Property (except for such Miami Owned Intellectual Property whose value would not reasonably be expected to be impaired in any material respect by disclosure), including entering into appropriate confidentiality agreements with Persons with access to such Miami Owned Intellectual Property, (B) neither Miami nor any of its Subsidiaries has disclosed to any third party any such Miami Owned Intellectual Property except under a confidentiality agreement or other legally binding confidentiality obligation (except to the extent that any such disclosure absent a confidentiality agreement or obligation would not reasonably be expected to have a Miami Material Adverse Effect), or (C) Miami and its Subsidiaries have required, and have a policy requiring, all Persons (including any employees, contractors, and consultants) who create or develop or have created or developed any material Intellectual Property for the benefit or under the supervision of the Miami Business to assign to Miami or one of its Subsidiaries (by present assignment) all of such Person’s rights in such Intellectual Property;

(iv) there is no and, since January 1, 2014, there has been no, (A) Action initiated by any third party pending or, to the knowledge of Miami, threatened against Miami or any of its Subsidiaries (1) concerning the matters described in Section 6.20(a)(i) or (2) challenging the validity, enforceability, scope, use, or ownership of any material Miami Owned Intellectual Property; provided, in each case, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to Miami or any of its Subsidiaries shall be deemed to be “threatened” rather than “pending”, or (B) (1) Governmental Order against Miami or any of its Subsidiaries or applicable to any material Miami Owned Intellectual Property, (2) settlement agreement that Miami or any of its Subsidiaries is a party to, or (3) to the knowledge of Miami, other Governmental Order or settlement agreement, in each case restricting or otherwise affecting in any material respect the use, ownership, enforcement, or exploitation of any material Miami Owned Intellectual Property; provided that Miami makes no representations or warranty hereunder with respect to any Intellectual Property owned and provided by a third party (other than Miami or any of its Affiliates) that is embedded or included in any such Miami Owned Intellectual Property;

(v) as of the date of this Agreement and since January 1, 2014 (A) no Action is or has been pending or threatened by Miami or any of its Subsidiaries alleging that any third party is conflicting with, infringing, misappropriating, diluting or otherwise violating any Miami Owned Intellectual Property, and (B) to the knowledge of Miami, no other Person is or has been conflicting with, infringing, misappropriating, diluting or otherwise violating any material Miami Owned Intellectual Property; provided that Miami makes no representations or warranty under clause (B) with respect to any Intellectual Property owned and provided by a third party (other than Miami or any of its Affiliates) that is embedded or included in any such Miami Owned Intellectual Property; and

(vi) as of the date of this Agreement, and subject to the rights of third parties in third party Intellectual Property embedded or included in any Miami Owned Intellectual Property and third parties having license rights in Miami Owned Intellectual Property, Miami or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Miami Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and no current or former Affiliate (other than Miami and its Subsidiaries), partner, director, stockholder, officer, or employee of Miami or any of its Affiliates (other than Miami and its Subsidiaries) or, to the knowledge of Miami, any other third party, will, after giving effect to the transactions contemplated by this Agreement or any other Transaction Document, own or retain any ownership interest or other proprietary rights in any of the Miami Owned Intellectual Property.

(b) Since January 1, 2014, to the knowledge of Miami, (i) there have been no material security breaches in the information technology systems used by the Miami Business, and (ii) there have been no disruptions in any information technology systems that adversely affected the

Miami Business in any material respect. Miami and its Subsidiaries, in connection with the conduct of the Miami Business, have implemented and maintain reasonable and appropriate business continuity and disaster recovery plans, procedures and facilities, consistent with industry practices of companies offering similar services to preserve the availability, security, and integrity of its and their information technology systems, and the data and information stored thereon.

(c) Miami and its Subsidiaries, in connection with the conduct of the Miami Business, have, at all times since January 1, 2014, complied, in all material respects, with all Data Security Requirements applicable to the Miami Business. No Actions have been asserted or, to the knowledge of Miami, threatened since January 1, 2014 against Miami or any of its Subsidiaries, alleging a violation of any Person’s privacy, personal information or data rights or Data Security Requirement in relation to the conduct of the Miami Business that would reasonably be expected to have a material and adverse effect on the Miami Business. In connection with the operation of the Miami Business, Miami and its Subsidiaries take commercially reasonable measures to protect PII against unauthorized access, use, modification, disclosure or other misuse. Except for disclosures of information permitted by applicable Law, to the knowledge of Miami, neither Miami nor any of its Subsidiaries has shared, sold, rented or otherwise made available, and does not share, sell, rent or otherwise make available, to third parties any PII in connection with the conduct of the Miami Business. Since January 1, 2014, to the knowledge of Miami, neither Miami nor any of its Subsidiaries, in connection with the conduct of the Miami Business, has experienced any incident in which PII was stolen or improperly accessed or used, and neither Miami nor any of its Subsidiaries has received any written notices or complaints from any Person with respect thereto.

(d) To the knowledge of Miami, (i) no (A) government funding or (B) facilities of a university, college, other educational institution or research center were used in the development of any Miami Owned Intellectual Property and (ii) no Governmental Authority has acquired any rights in any material Miami Owned Intellectual Property as the result of providing any funding for the development thereof; provided that Miami makes no representations or warranty hereunder with respect to any Intellectual Property owned and provided by a third party (other than Miami or any of its Affiliates) that is embedded or included in any such Miami Owned Intellectual Property.

(e) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 6.20 are the only representations and warranties being made by Miami in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights.

6.21.	Environmental Matters

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to Miami and the Miami Subsidiaries (taken as a whole):

(i) Miami and the Miami Subsidiaries are, and for the last three (3) years have been, in compliance with all Environmental Laws;

(ii) Miami and the Miami Subsidiaries have obtained and maintained and are, and for the last three (3) years have been, in compliance with all Permits required under Environmental Laws for Miami and the Miami Subsidiaries to own, lease and operate their assets and to conduct the Miami Business;

(iii) there are no Actions, Governmental Orders, notices or claims pending or, to the knowledge of Miami, threatened, against Miami and the Miami Subsidiaries alleging violations of or Liability under any Environmental Law; and

(iv) to the knowledge of Miami, no conditions currently exist with respect to the Miami Business, including with respect to the assets of Miami and the Miami Subsidiaries, the Miami Owned Real Property or the Miami Leased Real Property, or any property currently or formerly owned, leased or operated by Miami or the Miami Subsidiaries, or any property to which Miami or the Miami Subsidiaries arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in Miami or the Miami Subsidiaries incurring Liabilities under Environmental Laws.

(b) Miami and the Miami Subsidiaries have made available to Houston all material environmental audits and Phase I or Phase II reports (or similar assessments and studies) relating to the Miami Business, the Miami Owned Real Property, the Miami Leased Real Property or any property currently or formerly owned, leased or operated by Miami and the Miami Subsidiaries and copies of all material, non-privileged documents relating to any material and outstanding Liabilities of Miami or the Miami Subsidiaries under Environmental Law, in each case to the extent such reports or documents are in the possession, custody, or reasonable control of Miami and the Miami Subsidiaries.

(c) The representations and warranties set forth in this Section 6.21 constitute the sole and exclusive representations and warranties of Miami regarding environmental, human health or safety matters, Environmental Laws, Permits required under applicable Environmental Laws or Hazardous Materials.

6.22.	Absence of Changes

Since April 30, 2016, (a) there has not been any Miami Material Adverse Effect and (b) except as set forth on Section 6.22 of the Miami Disclosure Schedule and as contemplated by this Agreement and the other Transaction Documents, Miami and the Miami Subsidiaries have, in all material respects, conducted their respective business and owned, leased and operated their assets in the ordinary course of business consistent with past practice. Since April 30, 2016, Miami and the Miami Subsidiaries have not taken any action that would have been prohibited by Section 7.1 of this Agreement were such provision then in effect. Merger Sub is a newly formed corporation and has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby. Intermediate Holdco is a newly formed corporation and has not conducted any activities other than in connection with the organization of Intermediate Holdco, the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby.

6.23.	Affiliate Matters

There are no outstanding amounts payable to or receivable from, or advances by Miami or any Miami Subsidiary to, and neither Miami nor any Miami Subsidiary is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of 5% or more of Miami Common Stock or any director, officer, employee, manager, member or Affiliate of Miami or of any such 5% holder or Affiliate or any Miami Subsidiary, or to any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course of business (each, a “Miami Affiliate Contract”).

6.24.	Prospectus; Circular; Registration Statements

None of the information regarding Miami or any of the Miami Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by Miami or any Miami Subsidiaries specifically for inclusion in, or incorporation by reference into, the Miami Registration Statement, the Seattle Registration Statement, the Form F-6, the Form 8-A or the Distribution Documents will, in the case of the Distribution Documents or any amendment or supplement thereto, at the time of the mailing of the Distribution Documents and any amendment or supplement thereto, or, in the case of the Miami Registration Statement, the Seattle Registration Statement, the Form F-6 and the Form 8-A, at the time such registration statement becomes effective, at the Distribution Date and at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The information regarding any of Miami or any of the Miami Subsidiaries, the Miami Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by Miami or any of the Miami Subsidiaries specifically for inclusion in, or incorporation by reference into, the Prospectus, the Circular or any Announcement (including the Cleansing Announcement) will, at the time of the mailing of the Prospectus, the Circular or any amendment or supplement thereto or at the time of the making of such Announcement, to the knowledge of Miami (after due and careful inquiry), in all material respects be in accordance with the facts and not contain any omission likely to affect the import of such information. The Prospectus, the Circular, the Miami Registration Statement, the Form F-6 and the Form 8-A will comply as to form in all material respects with the provisions of the Listing Rules, the Prospectus Rules, the Market Abuse Regulation, the Disclosure and Transparency Rules, the Financial Services Act 2012, the FSMA, the Securities Act, the Exchange Act and any other applicable Law, as the case may be, except that no representation is made by Miami with respect to information provided by Houston or Seattle specifically for inclusion in, or incorporation by reference into, the Prospectus, the Circular, the Miami Registration Statement, the Form F-6 and the Form 8-A.

6.25.	Opinion of Miami Financial Adviser

The Miami Board has received consent from JP Morgan Cazenove to the inclusion in the announcement of the Merger of wording in substantially the following terms:

“The Miami Board considers the terms of the Merger to be fair and reasonable and in the best interests of Miami shareholders as a whole.

The Miami Board has received financial advice from J.P. Morgan Cazenove in relation to the Merger. In providing its financial advice to the Miami Board, J.P. Morgan Cazenove has relied upon the Miami Board’s commercial assessment of the Merger.”

6.26.	Certain Board Findings

The Miami Board, at a meeting duly called and held, unanimously adopted resolutions (a) approving this Agreement and the consummation of the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement, (b) determining that the terms of the Agreement and the transactions contemplated hereby are in the best interests of, Miami and its shareholders taken as a whole, (c) to call, as soon as practicable following approval of the Circular by the UK Listing Authority, a general meeting of Miami and directing that the resolutions required under the Miami Shareholder Approval are circulated (along with relevant documentation) to Miami shareholders for their consideration and approval at such meeting and (d) recommending that Miami’s shareholders vote in favor of the resolutions required under the Miami Shareholder Approval (the “Miami Recommendation”).

6.27.	Shareholder Approval Required

The only resolutions of holders of Miami capital stock required under any of the Listing Rules, Prospectus Rules or other applicable Law, or Miami’s Organizational Documents, for the Merger, the Miami Share Issuance and the other transactions contemplated hereby are the resolutions to be duly passed at the Miami Shareholder Meeting (or an adjournment of such meeting): (a) approving the transactions contemplated by this Agreement for the purpose of the Listing Rules; and (b) approving the grant of authority to the Miami Board to allot the Miami Common Stock underlying the ADSs issued pursuant to the Merger and any amendment of Miami’s Organizational Documents required in order to permit the issuance of the ADRs and ADSs in the manner contemplated by this Agreement, such resolutions (a)-(b) requiring the approval of holders of Miami Common Stock present and voting, either in person or by proxy, representing more than 50% of the votes cast at such meeting (the “Miami Shareholder Approval”).

6.28.	Seattle Common Stock

Neither Miami nor any of the Miami Subsidiaries owns or will own (directly or indirectly, beneficially or of record) on the Closing Date, nor is Miami or any of the Miami Subsidiaries a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Seattle (other than as contemplated by this Agreement) or Houston.

6.29.	No Other Representations and Warranties

Except as expressly set forth in this Section 6, neither Miami nor any of its Subsidiaries, nor any of their respective Representatives has made, or is making, any representation or warranty whatsoever to Houston, Seattle or any of their respective Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to

Houston, Seattle or their respective Affiliates. Without limiting the generality of the foregoing, each of Houston and Seattle acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Miami or any of the Miami Subsidiaries that may have been made available to Houston, Seattle or any of their Representatives. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Miami Disclosure Schedule), any information, documents or other materials (including any such materials contained in the Miami Datasite or otherwise reviewed by Houston, Seattle or any of their respective Affiliates or Representatives pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Houston, Seattle or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Miami, Intermediate Holdco or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in this Agreement.

7. COVENANTS

7.1.	Conduct of Business by Miami, Intermediate Holdco and Merger Sub Pending the Merger

From the date hereof and prior to the Effective Time (or the earlier termination of this Agreement) (the “Interim Period”), unless contemplated by this Agreement (including as set forth in Section 7.1 of the Miami Disclosure Schedule) or the Transaction Documents, as consented to by Houston in writing (which consent shall not be unreasonably withheld, conditioned, delayed or denied), or as required by Law, Miami shall, and shall cause each of its Subsidiaries to, conduct its and their operations in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, during the Interim Period, except as contemplated by this Agreement (including as set forth in Section 7.1 of the Miami Disclosure Schedule) or the Transaction Documents, as consented to by Houston in writing (which consent shall not be unreasonably withheld, conditioned, delayed or denied, other than with respect to subsection (b) with respect to which consent may be withheld at Houston’s sole discretion), or as required by Law, Miami shall not, and shall cause its Subsidiaries not to:

(a) amend or modify the Organizational Documents of Miami or any of its Subsidiaries (other than immaterial amendments to any Organizational Documents of Miami or Miami’s Subsidiaries that do not impact in any respect the economic benefits of the Merger to Houston shareholders);

(b) (i) declare or pay any dividends on or make other distributions in respect of any of its Interests (whether in cash, securities or property), except for (A) the declaration and payment of cash dividends or distributions paid on or with respect to a class of Interests all of which Interests of the applicable Subsidiary are owned directly or indirectly by Miami and (B) the declaration and payment of cash dividends by Miami in accordance with Section 7.1(b)(i)(B) of the Miami Disclosure Schedule, (ii) split, combine or reclassify any of its Interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, such Interests, (iii) redeem, repurchase or otherwise acquire any of its Interests (including any securities convertible or exchangeable into such Interests) except as set forth in Section 7.1(b)(iii) of the Miami Disclosure Schedule or (iv) enter into any agreement with respect to the voting or registration of its capital stock or other Interests;

(c) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, any other Interests in or any Miami Voting Debt of, Miami or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of Miami or any of its Subsidiaries, other than (i) the issuance of Miami Common Stock upon the exercise of Miami Options and Miami ASG Awards outstanding as of the date hereof in accordance with their terms, (ii) the issuance of any Miami Options required by the terms of any employment agreement outstanding as of the date hereof in accordance with such terms, (iii) the issuance of Miami Options, Miami ASG Awards or other awards in respect of shares of Miami Common Stock in the ordinary course of business, (iv) the issuance by a wholly owned Subsidiary of Miami of its capital stock to Miami or another wholly owned Subsidiary of Miami or (v) the grant of security over or pledge of Interests of Miami’s Subsidiaries in connection with Miami’s financing requirements in the ordinary course of business or in connection with the Financing;

(d) sell, assign, transfer, convey, lease, license, encumber (other than an encumbrance that constitutes a Permitted Lien) or otherwise dispose of any assets (other than Intellectual Property) that are material to Miami and the Miami Subsidiaries (taken as a whole);

(e) (i) sell, assign, pledge, grant or acquire, covenant not to assert, agree not to enforce, agree to grant to or acquire from any Person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or expire, or agree to dispose of any Miami Owned Intellectual Property material to Miami and the Miami Subsidiaries, except pursuant to the terms of existing Contracts, the ordinary course prosecution and maintenance of such Intellectual Property that constitutes Miami Registered IP, the expiration of Intellectual Property in accordance with the applicable statutory term or the non-exclusive licensing of any such Intellectual Property in the ordinary course of business, (ii) disclose to any third party other than Representatives of Houston or Seattle any trade secrets included in the Miami Owned Intellectual Property that are material to the Miami Business except in the ordinary course of business under a confidentiality agreement or other legally binding confidentiality undertaking and except for any disclosure made as a result of publication of a patent application filed by Miami or any of its Subsidiaries or (iii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Miami Owned Intellectual Property material to Miami and the Miami Subsidiaries, except in the ordinary course of business or for amounts that are not material to Miami and the Miami Subsidiaries and in each case that do not otherwise involve the imposition of material limitations on Miami’s continued use of such Miami Owned Intellectual Property;

(f) merge, combine or consolidate (pursuant to a scheme of arrangement, plan of merger or otherwise) Miami or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization (other than repayment or refinancing of debt in accordance with the terms hereof) or other reorganization of Miami or any of its Subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on Miami and the Miami Subsidiaries or the transactions contemplated by this Agreement;

(g) acquire (including by merger, scheme of arrangement, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof with value in excess of $10,000,000, other than in the ordinary course of business or pursuant to the Contracts set forth on Section 7.1(g) of the Miami Disclosure Schedule;

(h) except in the ordinary course of business, permit or cause Miami or any of its Subsidiaries to repurchase, repay, refinance or incur any indebtedness for borrowed money (other than drawings under the Miami Credit Agreement that would not reasonably be expected to adversely impact the ability of Miami to obtain the Financing or the timing of the Financing in each case in accordance with the terms and conditions hereof) in excess of the amount necessary to effect the Financing, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than Miami or its Subsidiaries) for borrowed money; provided that in no event shall Miami or any of its Subsidiaries be permitted to issue indebtedness that is convertible into equity pursuant to this clause (h);

(i) permit or cause Miami or any of its Subsidiaries to make any material loans or investments in, or material advances of money to, any Person (other than any wholly owned Miami Subsidiary), except for advances to employees or officers of Miami or any Miami Subsidiary for expenses incurred in the ordinary course of business;

(j) except in the ordinary course of business, (i) materially adversely modify or terminate (excluding any expiration in accordance with its terms) any Miami Material Contract or Miami Affiliate Contract or (ii) enter into any Contract that if entered into prior to the date hereof would be required to be listed on Section 6.12(a) or Section 6.23 of the Miami Disclosure Schedule;

(k) except as otherwise required by Miami Benefit Plans, policies or contracts as in effect on the date of this Agreement, (i) adopt, enter into, amend or materially increase the benefits under any Miami Benefit Plan if such action would materially increase the benefits provided to Miami employees or the cost for providing such benefits, (ii) grant any increase in compensation or severance pay to any officer of Miami or any Miami Subsidiary other than in the ordinary course of business or (iii) adopt, enter into or amend any labor or collective bargaining agreement other than in the ordinary course of business consistent with past practice;

(l) forgive any loans to directors, officers or employees of Miami or the Miami Subsidiaries;

(m) except as required or permitted by IFRS or UK GAAP, make any material change to any financial accounting principles, methods or practices;

(n) compromise, settle or agree to settle any Action or investigation (including any Action or investigation relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of monetary damages not in excess of $15,000,000 individually or $75,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Miami or any of its Subsidiaries or the deferral of payment until after the Distribution Date;

(o) make, change or revoke any material Tax election or settle, compromise or abandon any material Tax liability, in each case (i) other than in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on Miami and the Miami Subsidiaries taken as a whole; or

(p) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

7.2.	Conduct of Business by Seattle and Houston Pending the Merger

(a) During the Interim Period, solely with respect to the Seattle Entities or the Seattle Business and excluding the Excluded Assets and the Excluded Liabilities, unless contemplated by this Agreement (including as set forth in Section 7.2(a) of the Seattle Disclosure Schedule), the Reorganization or the Transaction Documents, as consented to by Miami in writing (which consent shall not be unreasonably withheld, conditioned, delayed or denied), or as required by Law, Houston shall, and shall cause the Seattle Entities to, conduct the Seattle Business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, during the Interim Period, except with respect to the Excluded Assets and the Excluded Liabilities, as contemplated by this Agreement (including as set forth in Section 7.2(a) of the Seattle Disclosure Schedule), the Reorganization or the Transaction Documents, as consented to by Miami in writing (which consent shall not be unreasonably withheld, conditioned, delayed or denied), or as required by Law, Houston shall not, solely with respect to the Seattle Entities or the Seattle Business and excluding the Excluded Assets and the Excluded Liabilities (unless expressly provided otherwise below), and shall cause the Seattle Entities not to:

(i) amend or modify the Organizational Documents of any of the Seattle Entities, other than an amendment to the certificate of incorporation of Seattle to increase the number of authorized or outstanding shares of Seattle Common Stock or Seattle Class B Common Stock (other than immaterial amendments to any such Organizational Documents that do not impact in any respect the economic benefits of the Merger to Miami);

(ii) other than as contemplated by the Reorganization, the Distribution, the Seattle Payment or the Subsidiary Stock Exchange, (A) declare or pay any dividends on or make other distributions in respect of any Interests of any of the Seattle Entities (whether in cash, securities or property), (B) split, combine or reclassify any of the Interests of any of the Seattle

Entities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, Interests of the Seattle Entities, (C) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any Interests (including any securities convertible or exchangeable into such Interests) of any other Seattle Entity, or (D) enter into any agreement with respect to the voting or registration of the capital stock or other Interests of any Seattle Entity;

(iii) other than as contemplated by the Distribution or the Subsidiary Stock Exchange, issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, any other Interests in, or any Seattle Voting Debt of, any of the Seattle Entities of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests in any of the Seattle Entities, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, in each case, of the Seattle Entities or of Houston with respect to the Seattle Employees, other than the issuance by a wholly owned Subsidiary of Seattle of its capital stock to Houston or another wholly owned Subsidiary of Seattle;

(iv) sell, assign, transfer, convey, lease, license, encumber (other than an encumbrance that constitutes a Permitted Lien) or otherwise dispose of any assets (other than Intellectual Property) of any of the Houston Entities or the Seattle Entities that are material to the Seattle Business (taken as a whole), except in the ordinary course of business;

(v) (A) sell, assign, pledge, grant or acquire, covenant not to assert, agree not to enforce, agree to grant to or acquire from any Person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or expire, or agree to dispose of any Seattle Owned Intellectual Property material to the Seattle Business, except pursuant to the terms of existing Contracts, the ordinary course prosecution and management of such Intellectual Property that constitutes Transferred Registered IP, the expiration of Intellectual Property in accordance with the applicable statutory term, or the non-exclusive licensing of any such Intellectual Property in the ordinary course of business or as provided in Section 7.2(a) of the Seattle Disclosure Schedule, (B) disclose to any third party other than Representatives of Miami any trade secrets included in the Seattle Owned Intellectual Property that are material to the Seattle Business except in the ordinary course of business under a confidentiality agreement or other legally binding confidentiality undertaking and except for any disclosure made as a result of publication of a patent application filed by Houston or any of its Subsidiaries or (C) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Seattle Owned Intellectual Property material to the Seattle Business except in the ordinary course of business or for amounts that are not material to the Seattle Business and in each case that do not otherwise involve the imposition of material limitations on the Seattle Entities’ continued use of such Seattle Owned Intellectual Property;

(vi) merge, combine or consolidate (pursuant to a scheme of arrangement, plan of merger or otherwise) any of the Seattle Entities with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the Seattle Entities, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on the Seattle Entities, the Seattle Business or the transactions contemplated by this Agreement;

(vii) acquire (including by merger, scheme of arrangement, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof that would be an asset of the Seattle Entities at the Effective Time, in each case with value in excess of $10,000,000, other than (1) in the ordinary course of business, (2) the purchase price for which will be paid by Houston prior to the Distribution Date, or (3) pursuant to the Contracts set forth on Section 7.2(a)(vii) of the Seattle Disclosure Schedule;

(viii) permit or cause any of the Seattle Entities to repurchase, repay, refinance or incur any indebtedness for borrowed money except pursuant to the Seattle Commitment Letter to effect the Seattle Payment, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a Seattle Entity) for borrowed money;

(ix) permit or cause any of the Seattle Entities to make any material loans or investments in, or material advances of money to, any Person (other than the Seattle Entities), except for advances to employees or officers of any Seattle Entity for expenses incurred in the ordinary course of business;

(x) except in the ordinary course of business, (A) materially adversely modify or terminate (excluding any expiration in accordance with its terms) any Seattle Material Contract or Seattle Affiliate Contract or (B) enter into any Contract that if entered into prior to the date hereof would be required to be listed on Section 5.11(a) or Section 5.23 of the Seattle Disclosure Schedule;

(xi) except as otherwise required by Houston Benefit Plans, Seattle Benefit Plans, policies or contracts as in effect on the date of this Agreement, (A) adopt, enter into, amend or materially increase the benefits under any Houston Benefit Plan or Seattle Benefit Plan if such action would materially increase the benefits provided to any Seattle Employee or the cost for providing such benefits, (B) grant any increase in compensation or severance pay to any officer of any Seattle Entity other than in the ordinary course of business or (C) adopt, enter into or amend any labor or collective bargaining agreement other than in the ordinary course of business consistent with past practice;

(xii) forgive any loans to directors, officers or employees of any of the Seattle Entities;

(xiii) except as required or permitted by GAAP, make any material change to any financial accounting principles, methods or practices of any Seattle Entity;

(xiv) compromise, settle or agree to settle any Action or investigation (including any Action or investigation relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of monetary damages not in excess of $15,000,000 individually or $75,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Seattle Entities or the deferral of payment until after the Distribution Date;

(xv) except as set forth on Section 7.2(a)(xv) of the Seattle Disclosure Schedule, issue to Seattle Employees any additional awards under the Houston Stock Plans that would be subject to Section 3.4 of this Agreement, or modify or waive the terms of any outstanding Houston Equity Awards that are subject to Section 3.4 of this Agreement, or modify or waive the terms of any Houston Stock Plan as applied to any outstanding awards under such Houston Stock Plans that are subject to Section 3.4 of this Agreement;

(xvi) make, change or revoke any material Tax election in respect of the Seattle Business that would bind any Seattle Entity for periods following the Effective Time or settle, compromise or abandon any material Tax liability for which a Seattle Entity would be responsible under the Tax Matters Agreement, in each case (A) other than in the ordinary course of business or (B) as would not be likely to have a material and adverse impact on the Seattle Entities taken as a whole; or

(xvii) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in Section 7.2(a), each of Houston and Seattle shall effect the Reorganization and the Distribution prior to the Merger in accordance with, and subject to, the terms and conditions of this Agreement, the Separation and Distribution Agreement and the other Transaction Documents.

7.3.	Tax Matters

(a) This Agreement is intended to constitute a “plan of reorganization” for purposes of Section 368 of the Code and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to ensure the Intended Tax Treatment and shall not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Intended Tax Treatment. Following the Effective Time, none of Houston, Miami or any of their Affiliates shall knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Intended Tax Treatment.

(b) Miami and Houston shall cooperate and use their respective reasonable best efforts in order for:

(i) Houston to obtain the opinion of Houston Tax Counsel, in form and substance reasonably acceptable to Houston, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters, to the effect that, for U.S. federal income Tax purposes, (A) the Contribution, taken together with the Distribution, should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code; (B) the Distribution should qualify as a transaction in which the Seattle Common Stock and Seattle Class B Common Stock received by holders of Houston Common Stock and Common-Equivalent Houston Preferred Stock, respectively, is “qualified property” for purposes of Section 361(c) of the Code; (C) no income, gain or loss should be recognized by Houston or Seattle upon the Contribution and the Distribution (other than intercompany items or excess loss accounts taken into account pursuant to Treasury Regulations promulgated pursuant to Section 1502 of the Code); (D) no income, gain or loss should be recognized by the holders of Houston Common Stock and Common-Equivalent Houston Preferred Stock upon the receipt of Seattle Common Stock and Seattle Class B Common Stock, respectively, in the Distribution (except with respect to the receipt of cash in lieu of fractional shares of Seattle Common Stock or Seattle Class B Common Stock, if any); (E) the Subsidiary Stock Recapitalization should qualify as a “reorganization” under Section 368(a)(1)(E) of the Code; and (F) the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code (such opinion of Houston Tax Counsel, the “Houston Tax Opinion”).

(ii) Miami, Houston and Seattle, and others, if required, shall, as of the Closing Date, execute and deliver to Houston Tax Counsel the Tax Representation Letters dated and executed as of the Closing Date. In addition, Miami, Houston and Seattle, and others, if required, shall, as of the date the Miami Registration Statement is declared effective, execute and deliver to Houston Tax Counsel the Tax Representation Letters, dated and executed as of such date.

(c) Houston shall direct Houston Tax Counsel to notify Houston promptly upon becoming aware that it has any reason to believe it may not be able to deliver the Houston Tax Opinion at the Closing Date. In the event Houston Tax Counsel so advises Houston that it may not be able to deliver the Houston Tax Opinion, Houston shall promptly notify Miami, and following such notification, Houston shall keep Miami reasonably informed regarding its efforts to obtain the Houston Tax Opinion.

(d) Notwithstanding Section 7.03 of the Tax Matters Agreement, Houston shall not file any request for a ruling with the IRS with respect to the Intended Tax Treatment unless Houston has obtained Miami’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, Houston shall comply with the covenants described in Section 7.03 of the Tax Matters Agreement in connection with filing any such request.

(e) As of the date hereof, Houston is not aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to cause any Seattle Common Stock to be exchanged in the Merger for Miami Common Stock to not be Qualified Seattle Common Stock. Houston shall not take any action that would reasonably be expected to cause, any Seattle Common Stock to be exchanged in the Merger for Miami Common Stock to not be Qualified Seattle Common Stock. Houston agrees to promptly notify Miami if, before the Effective Time, it becomes aware of the existence of any fact that would reasonably be expected to cause any Seattle Common Stock to be exchanged for Miami Common Stock to not be Qualified Seattle Common Stock.

(f) Immediately prior to the Closing on the Closing Date, Houston shall cause Seattle to deliver to Miami a certificate from Seattle, dated as of the Closing Date, stating that equity interests in Seattle are not “United States real property interests,” in form and substance as required under Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), together with notice of such certificate to the IRS in accordance with Treasury Regulations Section 1.897-2(h) (which notice shall be mailed to the IRS by Seattle following the Closing in accordance with Treasury Regulations Section 1.897-2(h)).

(g) Houston and Seattle agree that, notwithstanding anything to the contrary set forth herein, no failure to obtain any tax opinion, tax ruling or third-party approval required under the Austin TMA shall affect Houston’s or Seattle’s obligations hereunder, including the obligations to consummate the transactions contemplated hereby.

7.4.	Preparation of the Registration Statements, Schedule TO, Circular and Prospectus; Miami Shareholders Meeting

(a) As promptly as practicable after the date of this Agreement, Houston shall use its reasonable best efforts to cause to be prepared the Audited Financial Statements contemplated by Section 7.17. As promptly as practicable after the delivery by Houston of the Audited Financial Statements, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i) Miami, Houston and Seattle shall jointly prepare and Miami shall file with the SEC the Miami Registration Statement; (ii) Miami, Houston and Seattle shall jointly prepare and Houston shall file with the SEC the Seattle Registration Statement; (iii) if the Distribution is effected in whole or in part as an exchange offer, Houston shall prepare and file with the SEC, when and as required, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act (collectively, the “Schedule TO”); (iv) Miami shall prepare and file a registration statement on Form 8-A (“Form 8-A”) in connection with the registration under the Exchange Act of the ADSs to be issued pursuant to the Merger and the underlying shares of Miami Common Stock; and (v) Miami shall prepare and use reasonable best efforts to cause the Depositary Bank to file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the ADSs (the “Form F-6”).

(b) Each of Miami, Houston and Seattle shall use its reasonable best efforts to have the Miami Registration Statement and the Seattle Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Miami Registration Statement and the Seattle Registration Statement, each of Miami, Houston and Seattle shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the Miami Share Issuance and the Distribution. Miami shall use reasonable best efforts to cause the Form 8-A and the Form F-6 to become effective under the Securities Act and the Exchange Act, respectively, as promptly as practicable after they are filed with the SEC. As promptly as practicable after the Seattle Registration Statement shall have become effective, Houston shall cause the Distribution Documents to be mailed to Houston’s shareholders. No filing of, or amendment or supplement to, the Miami Registration Statement, the Circular, the Prospectus, the Form 8-A or the Form F-6 will be made by Miami or the Depositary Bank, as applicable, without providing Houston and Seattle with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Miami). No filing of, or amendment or supplement to, the Seattle Registration Statement or the Schedule TO, if applicable, will be made by Houston or Seattle without providing Miami with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Houston).

(c) As promptly as practicable after the date hereof, Miami shall: (i) prepare (in accordance with Miami’s Organizational Documents, the UK Listing Rules and other applicable Law) file with the UK Listing Authority the Circular and use its reasonable best efforts to have the Circular approved by the UK Listing Authority as promptly as practicable; (ii) prepare (in accordance with the Prospectus Rules and other applicable Law) and, after the Miami Registration Statement is initially filed with the SEC, file with the UK Listing Authority the Prospectus and use its reasonable best efforts to have the Prospectus approved by the UK Listing Authority as soon as practicable; (iii) use its reasonable best efforts otherwise to comply with all legal requirements applicable to the Miami Shareholders Meeting; and (iv) use its reasonable best efforts to secure the admission of the shares of Miami Common Stock underlying the ADSs issuable pursuant to the Merger and the readmission of the shares of Miami Common Stock outstanding immediately prior to the Effective Time (A) to the Official List and (B) to trading on London Stock Exchange plc’s Main Market for listed securities. Houston shall provide, and shall cause its Subsidiaries’ Representatives to provide, Miami and its Representatives with such reasonable information and access in relation to the Seattle Business and such reasonable cooperation so as to enable Miami to prepare the Circular, the Prospectus and any supplementary circular or prospectus (including in each case all information required to verify the contents thereof in relation to the Seattle Business) (and any other Miami disclosure documents), which shall include all information as is required by Miami’s Organizational Documents, the Listing Rules, the Prospectus Rules and other applicable Laws to which Miami is subject. In connection with the Prospectus and the Circular: (x) Miami shall provide, and shall use its reasonable best efforts to cause its directors to provide (I) verification notes verifying the accuracy of statements of fact contained within the Prospectus and the Circular (except those relating to Seattle); and (II) directors’ belief statements and responsibility statements from each Miami director in form and substance reasonably satisfactory to Houston; and (y) Houston shall provide, and shall use its reasonable best efforts to cause its directors to provide, (I) verification notes verifying the accuracy of statements of fact contained within the Prospectus and the Circular relating to Seattle; (II) directors’ belief statements and responsibility statements from each applicable Houston Designated Director in form and substance reasonably satisfactory to Miami; (III) duly completed director and officer questionnaires in a reasonable and customary form provided by the Sponsor, and (IV) a representation letter addressed to Ernst & Young in form and substance reasonably satisfactory to Miami, if reasonably required by Ernst & Young.

(d) If, at any time prior to the Effective Time, any information relating to Miami, Houston or Seattle, or any of their respective Affiliates, directors or officers, should be discovered by Miami, Houston or Seattle which (i) should be set forth in an amendment or supplement to the Miami Registration Statement, the Prospectus, the Circular the Seattle Registration Statement, the Form 8-A, the Form F-6 or the Schedule TO, so that any such document would not include any material inaccuracy, misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) constitutes a significant new factor which would require an amendment or supplement to the Prospectus or Circular under applicable Law or the Listing Rules, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC (or in the case of an amendment or supplement to the Prospectus or the Circular, the UK Listing Authority), and, to the extent required by Law, disseminated to the shareholders of Miami or Houston. Each Party shall notify the other Party promptly of the time when the Miami Registration Statement, the Seattle Registration Statement, the Form 8-A or the Form F-6 has become effective, of the time when each of the Circular and the Prospectus has been approved by the UK Listing Authority and of the issuance of any stop order or suspension of the qualification of the ADSs issuable pursuant to the Merger or shares of Seattle Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to promptly provide the other Party and their respective counsel with copies of any written comments or requests for amendments or supplements, and shall inform the other Party of any oral comments or requests for amendments or supplements, that such Party or its counsel may receive from time to time from the SEC, the UK Listing Authority or their respective staff with respect to the Miami Registration Statement, the Prospectus, the Circular, the Form 8-A, the Form F-6, the Seattle Registration Statement or the Schedule TO promptly after receipt of such comments, and any written or oral responses thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review any such written responses, and each Party shall give due consideration to the additions, deletions or changes suggested thereto by the other Party and their respective counsel.

(e) Miami Shareholders Meeting.

(i) Subject in all respects to Section 7.4(e)(iv), Miami (acting through the Miami Board) shall, on the second Business Day following the date upon which the Circular is approved and stamped by the UK Listing Authority, publish a notice of general meeting of Miami in order to duly call and give notice of and convene and hold a general meeting of its shareholders (the “Miami Shareholders Meeting”) in accordance with applicable Law and Miami’s Organizational Documents, for the purpose of seeking the Miami Shareholder Approval; provided, however, that, subject to the requirements of any applicable Law, Miami may, after consultation with Houston, and, in the case of clause (C) below upon the reasonable request of Houston shall, postpone or adjourn the Miami Shareholders Meeting only (A) if a quorum has not been established; (B) to allow reasonable additional time for the filing and mailing of any supplement or amendment to the Circular which the Miami Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplement or amendment to be disseminated and reviewed by Miami’s shareholders sufficiently in advance of the Miami Shareholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Miami Shareholder Approval would not otherwise be obtained; (D) if required by Law; or (E) with the prior written consent of Houston; provided, however, that the Miami Shareholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Miami Shareholders Meeting without the written consent of Houston. Miami shall advise Houston on a daily basis during each of the last five (5) Business Days prior to the date of the Miami Shareholders Meeting as to the aggregate tally of proxies received by Miami with respect to the Miami Shareholder Approval and at additional times upon the reasonable request of Houston.

(ii) Miami shall, not later than ten (10) days following approval by the UK Listing Authority of the Circular, mail first class or otherwise distribute, disseminate or make available (as required) to its shareholders the Circular and all other materials required in connection with the Miami Shareholders Meeting.

(iii) Miami shall, through the Miami Board, make the Miami Recommendation and include such Miami Recommendation in the Circular (subject to Section 7.10) and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the approval of the resolutions required under the Miami Shareholder Approval, and (B) take all other actions necessary or advisable to secure the Miami Shareholder Approval. Except as expressly permitted in Section 7.10(b), neither the Miami Board nor any committee thereof shall (w) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Houston or Seattle, the approval, determination of advisability or recommendation by the Miami Board of the resolutions required under the Miami Shareholder Approval, (x) make, or permit any director or executive officer to make, any public statement in connection with the Miami Shareholders Meeting by or on behalf of the Miami Board or such committee that would reasonably be expected to have the same effect, (y) approve, determine to be advisable or recommend, or propose publicly to approve, determine to be advisable or recommend, any Competing Proposal or (z) enter into or permit or authorize Miami or any Affiliate of Miami to enter into any Contract with respect to a Competing Proposal (the actions specified in the foregoing clauses (w), (x) and (y) being referred to as a “Miami Adverse Recommendation Change”).

(iv) Notwithstanding any Miami Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the resolutions required under the Miami Shareholder Approval shall be submitted to the shareholders of Miami for approval at the Miami Shareholders Meeting whether or not (A) the Miami Board shall have effected a Miami Adverse Recommendation Change or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Miami or any of its Representatives.

(f) Prospectus.

(i) Subject in all respects to Section 7.4(e)(iv), Miami (acting through the Miami Board) shall, as soon as practicable following, and in no event later than two (2) Business Days after, the date upon which the Prospectus is approved and stamped by the UK Listing Authority, publish the Prospectus.

7.5.	Reserved

7.6.	Reasonable Best Efforts

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing or causing to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the

Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notifications, notices, petitions and filings and to obtain as promptly as practicable all Consents set forth in Section 4.4 of the Seattle Disclosure Schedule, Section 5.5 of the Seattle Disclosure Schedule and Section 6.5 of the Miami Disclosure Schedule that are required to be obtained or made at or prior to the Effective Time and all other material consents, waivers, licenses, orders, registrations, approvals, permits, rulings, expirations or terminations of waiting periods, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the Merger or any of the other transactions contemplated by this Agreement (collectively, the “Approvals”), (ii) taking all reasonable steps as may be necessary to obtain all Approvals (including Miami providing a guarantee of Seattle’s obligations as reasonably necessary to obtain such Approvals) and (iii) taking reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.6 in a manner so as to preserve the applicable privilege; provided, that, with respect to Approvals from third parties (other than Governmental Authorities) required under existing Contracts, such efforts shall not include any requirement or obligation of any Party to make any payment to any such third party or assume any Liability not otherwise required to be paid or assumed by the applicable Party pursuant to the terms of an existing Contract or offer or grant any financial accommodation or other benefit to such third party not otherwise required to be made by the applicable Party pursuant to the terms of an existing Contract. Notwithstanding anything to the contrary in this Section 7.6, materials provided to the other Party or its outside counsel may be redacted to remove references concerning valuation. In furtherance and not in limitation of the foregoing, each Party agrees to promptly make (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, (B) an appropriate filing to CFIUS, including submission of a joint voluntary notice, with respect to the transactions contemplated hereby, (C) appropriate filings, if any are required, with foreign regulatory authorities in accordance with other applicable Competition Laws, with respect to the transactions contemplated hereby and (D) all other necessary or appropriate filings with other Governmental Authorities with respect to the transactions contemplated hereby, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such applicable Laws or by such Governmental Authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act, receipt of CFIUS Clearance, and the receipt of the Approvals under such other applicable Laws or from such Governmental Authorities as soon as practicable. In connection with and without limiting the foregoing, each of Miami, Intermediate Holdco and Merger Sub, on the one hand, and Houston and Seattle, on the other hand, shall, in connection with the efforts referenced in this Section 7.6 to obtain all Approvals, use its reasonable best efforts to (x) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (y) promptly inform the other Party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (and in each case, if any such communication is in writing, share a copy with the other party) and (z) permit the other Party to review in advance any communication to be given by it to, and consult with each other in advance of any meeting or telephone call with, the DOJ, the FTC or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences.

(b) Without limiting this Section 7.6, but subject to the next sentence of this Section 7.6(b), each Party will take, or to cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, national security or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Seattle (or the Seattle Subsidiaries) or Miami (or the Miami Subsidiaries), as applicable, or otherwise taking or committing to take action that limits Seattle’s or the Seattle Subsidiaries’ or Miami’s or the Miami Subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Seattle (or the Seattle Subsidiaries) or Miami (or the Miami Subsidiaries) in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the Closing; provided, that, the effectiveness of any such sale, divestiture, license or disposition or action or commitment shall be contingent on consummation of the Merger. Notwithstanding the foregoing, the obligations of this Section 7.6(b) (i) shall not apply to each of the Parties if compliance with this Section 7.6(b) would be materially adverse to the business, financial condition or results of operations of Miami and the Miami Subsidiaries (including, solely for purposes of this sentence, Seattle and the Seattle Subsidiaries, taken as a whole, after giving effect to the Reorganization) and (ii) for the avoidance of doubt, shall not require Houston to agree to any sale, divestiture, licensing or disposition of any assets or businesses, or restriction or change in the ownership, conduct or operations of any assets or businesses, that are not included in the Seattle Business.

7.7.	Financing

(a) Miami shall, and shall cause its Subsidiaries to, use reasonable best efforts to take (or cause to be taken) all actions necessary, proper or advisable to arrange as promptly as reasonably practicable the Financing prior to the Closing on the terms and conditions set forth in the Seattle Commitment Letter or on such other terms that would not be prohibited by Section 7.7(b) (or, in the event any portion of or all of the Financing pursuant to the Seattle Commitment Letter becomes unavailable, the Alternative Commitment Letter). Miami shall, and shall cause its Subsidiaries to, use reasonable best efforts to (i) comply with and maintain the Seattle Commitment Letter in effect until the initial funding of the Financing and negotiate definitive agreements with respect thereto, on the terms and conditions contained therein or on such other terms that would not be prohibited by Section 7.7(b) (the “Financing Agreements”) and shall deliver to Houston a copy thereof as promptly as practicable upon reasonable request (and no later than one (1) Business Day after such request); (ii) comply with the obligations that are set forth in the Seattle Commitment Letter that are applicable to Miami or any Subsidiary of Miami and satisfy on a timely basis all conditions precedent in the Seattle Commitment Letter and the Financing Agreements that are within its control; and (iii) fully enforce the rights of the Miami Parties under the Seattle Commitment Letter and the Financing Agreements. In the event any funds in the amounts set forth in the Seattle Commitment Letter or the Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Seattle Commitment Letter or the Financing Agreements, or it becomes reasonably likely that such funds may become unavailable on the terms and conditions set forth therein, Miami shall, and shall cause its Subsidiaries to, use reasonable best efforts to arrange to obtain promptly any such portion from the same or alternative sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Seattle to pay all of the Financing Obligations (the “Alternative Financing”) and to obtain, and, when obtained, to provide promptly to Houston a copy of, a new financing commitment that provides for such financing (the “Alternative Commitment Letter”) and negotiate definitive agreements with respect thereto on the terms and conditions contained therein (the “Alternative Financing Agreements”). In the event Alternative Financing is obtained, any reference in this Agreement to “Financing” shall include “Alternative Financing,” any reference to “Seattle Commitment Letter” shall include the “Alternative Commitment Letter,” any reference to “Seattle Lenders” shall include the financial institutions providing such Alternative Financing, and any reference to “Alternative Financing Agreements” shall include any definitive agreements with respect to the Alternative Commitment Letter, and all obligations of each party pursuant to this Section 7.7 shall be applicable thereto to the same extent as such party’s obligations, as the case may be, with respect to the Financing.

(b) Miami shall give Houston prompt written notice upon it or any of its Subsidiaries obtaining knowledge (w) of any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Seattle Commitment Letter or the Financing Agreements; (x) of any actual or threatened withdrawal, repudiation or termination of the Financing by any of the Seattle Lenders; (y) of any material dispute or disagreement between or among any of the parties to the Seattle Commitment Letter or the Financing Agreements; and (z) of any amendment or modification of, or waiver under, the Seattle Commitment Letter or the Financing Agreements. Miami and Houston shall give each other prompt written notice if for any reason it believes in good faith that the Miami Parties or Seattle, as applicable, will not be able to timely obtain all or any portion of the Financing on the terms and in the manner or from the sources contemplated by the Seattle Commitment Letter or the Financing Agreements. Miami shall keep Houston informed in reasonable detail of the status of its efforts to arrange the Financing, including by providing copies of then-current drafts of the Financing Agreements and providing copies of all definitive agreements, in each case, upon reasonable request. The Miami Parties shall not, without the prior written consent of Houston, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Seattle Commitment Letter in a manner that: (i) adds new or expands upon the conditions precedent to the funding of the Financing as set forth in the Seattle Commitment Letter, (ii) would reduce the aggregate amount of Financing provided for under the Seattle Commitment Letter, (iii) would limit the rights and remedies of the Miami Parties as against the Seattle Lenders; or (iv) would otherwise prevent, impair or materially delay the consummation of the transactions contemplated by this Agreement and the other Transaction Documents; provided, that notwithstanding the foregoing, (x) the Miami Parties may modify pricing and implement or exercise any of the “market flex” provisions exercised by the Seattle Lenders in accordance with the Seattle Commitment Letter as of the date hereof and (y) additional lenders and financing sources may be added (including in replacement of a Seattle Lender) to the Seattle Commitment Letter (or all or a portion of the commitments may be assigned to new or existing lenders and financing sources) after the date hereof or thereof and the Miami Parties may reallocate commitments or assign or re-assign titles and roles to or among parties to the Seattle Commitment Letter. Miami shall, to the extent reasonably required for the Miami business after giving effect to the transactions contemplated by this Agreement, use reasonable best efforts to obtain the financing contemplated by the Miami Commitment Letter and, unless an alternative financing source is funded, or an amendment or a commitment therefor with no more onerous conditionality than that contained in the Miami Commitment Letter is obtained, use reasonable best efforts to maintain the Miami Commitment Letter in full force and effect for the aggregate amount of financing contemplated by the Miami Commitment Letter as of the date hereof and with conditionality no more onerous than in effect as of the date hereof.

(c) Prior to the Closing, Houston shall use reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives (and use reasonable best efforts to cause external auditors) to provide all reasonable cooperation in connection with the arrangement and consummation of the Financing and the arrangement of the Miami Financing in the bank financing market in each case, as may be reasonably requested by Miami and that is customary in connection with efforts to obtain financing of the type of the Financing and the Miami Financing, including (i) participation in a reasonable number of lender meetings, rating agency presentations and due diligence sessions at mutually agreeable times and upon reasonable notice; (ii) furnishing to Miami and the Lenders, as applicable, pertinent information regarding the Seattle Business as is customary in connection with bank facilities such as the Financing and the Miami Financing and such other financial information as may be reasonably requested by Miami in order to consummate the Financing and the Miami Financing, including furnishing to Miami information and assistance in connection with Miami’s preparation of projections and pro forma financial statements; (iii) assisting Miami and its financing sources in the marketing and syndication of the Financing and the Miami Financing and in the preparation of (A) a customary private and public bank information memorandum for the Financing and the Miami Financing; and (B) materials for rating agency presentations, lender presentations and bank syndication materials and similar documents required in connection with the Financing and the Miami Financing; (iv) taking customary corporate actions reasonably requested by Miami that are necessary to authorize and permit the consummation of the Financing; (v) providing customary authorization and management representation letters representing that the information provided by Houston and its Subsidiaries and Seattle and its Subsidies and their respective Representatives for inclusion in any confidential information memorandum or lender presentation does not include material non-public information about Houston, Seattle and their respective Subsidiaries or securities, and designating such information as suitable to be made available to lenders who do not wish to receive material non-public information and containing a customary 10b-5 representation (solely with respect to Seattle and its subsidiaries); (vi) providing such customary assistance with the preparation of any credit or loan agreements and other related definitive financing documents as may be reasonably requested and facilitating in the provision of guarantees and collateral of Seattle and its Subsidiaries, in each case, related to the Financing and the Miami Financing; and (vii) providing at least five (5) Business Days prior to the Closing all documentation and other information about the Seattle Business required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested at least ten (10) Business Days prior to the anticipated closing of the Financing or the Miami Financing. Notwithstanding anything to the contrary in this Section 7.7(c), no action contemplated in this Section 7.7(c) shall be required if any such action shall: (I) unreasonably disrupt or interfere with the business or ongoing operations of Houston and its Subsidiaries; (II) cause any representation or warranty or covenant contained in this Agreement to be breached; (III) involve the entry into any Financing Agreement or any other binding commitment by Houston or any of its Subsidiaries (other than with respect to the Financing, in the case of Seattle and its Subsidiaries, (x) the Financing Agreements and, if applicable, Alternative Financing Agreements, and related authorizations, certificates, instruments and documents contemplated thereby, (y) documentation with respect to the Loan Escrow Demand and the borrowing contemplated thereby and (z) customary representation and authorization letters referred to in clause (v) of this Section 7.7(c)); (IV) require Houston or any of its Subsidiaries or any of its or their Representatives to provide (or to have provided on its behalf) any certificates or legal opinions (other than, in the case of Seattle and its Subsidiaries, (x) certificates delivered at the closing of the Financing (or pursuant to a Loan Escrow Demand) and on the Distribution Date and (y) upon incurrence of the Financing, a customary opinion related to the non-contravention of the Financing with the Houston Credit Agreement and any indentures to which Houston is a party on such date); (V) cause any director, officer or employee of Houston or any of its Subsidiaries to incur any personal liability; (VI) require Houston or any of its Subsidiaries to execute and deliver any pledge or security documents or certificates, documents or instruments relating to the provision of guarantees and collateral in connection with the Financing or the Miami Financing other than those related to Seattle and its Subsidiaries that shall not become effective until after the Distribution and except in connection with a Loan Escrow Demand, or (VII) without limiting clauses (III) and (VI) above, require Houston or its Subsidiaries to execute and deliver any documentation related to the Financing or the Miami Financing other than documentation which only becomes effective (i) in the case of the Financing, immediately prior to the funding of the Financing and the Distribution, except in connection a Loan Escrow Demand and (ii) in the case of the Miami Financing, after the Merger. Houston hereby consents to the use of Seattle’s and its Subsidiaries’ logos in connection with the Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective intellectual property rights.

(d) Notwithstanding anything herein to the contrary, if the Financing is available and all conditions to the Closing set forth in Section 8 have been satisfied or waived other than those conditions that by their nature are to be satisfied at the Closing, Houston shall cause Seattle or a Subsidiary of Seattle to, and Seattle or such Subsidiary shall, incur the indebtedness provided for under the Seattle Commitment Letter and the Financing Agreements and use the proceeds thereof to make the Seattle Payment, including by executing and delivering to the Seattle Lenders the Financing Agreements and related certificates, instruments and documents contemplated thereby; provided that such obligations shall be subject to clauses (V), (VI) and (VII) of Section 7.7(c) mutatis mutandis and Houston shall not be required to deliver any legal opinions (other than, upon incurrence of the financing, a customary opinion related to the non-contravention of the Financing with the Houston Credit Agreement and indentures to which Houston is a party on such date). On or after April 4, 2017, if the Seattle Lenders under the Seattle Commitment Letter require that the Financing be funded and placed in escrow pursuant to the terms of the Seattle

Commitment Letter (a “Loan Escrow Demand”), Seattle or such Subsidiary shall take all actions necessary to satisfy such Loan Escrow Demand, including: (i) pledging the proceeds of such financing to the administrative agent, for the benefit of the lenders, thereunder, to secure the obligation to repay any borrowing to the extent the Closing Conditions (defined below) are not satisfied and this Agreement has been terminated pursuant to Section 9, which pledge shall provide that such proceeds shall be released prior to and in anticipation of the Distribution on terms reasonably satisfactory to Houston and Miami, (ii) entering into customary escrow arrangements reasonably satisfactory to Houston and Miami, (iii) borrowing the full amount of the Financing and placing such funds into escrow (such principal amount, the “Loan Escrow Amount”) and pre-funding in cash, in advance each quarter as contemplated in the Seattle Commitment Letter, the amount of ticking fees and interest that will accrue on such Loan Escrow Amount in accordance with the terms of the Seattle Commitment Letter through the Outside Date (as defined in the Seattle Commitment Letter) (such interest amount, the “Loan Interest Escrow Amount”). Houston and Miami shall undertake good faith discussions to consider permitting a trust company or similar entity to be the borrower of such Loan Escrow Amount. Any such escrow arrangements shall provide that (x) the Loan Escrow Amount (plus any unused Loan Interest Escrow Amounts) will be released to Seattle upon the satisfaction of the conditions to the release of proceeds of the Financing from escrow to fund the Distribution (the “Closing Conditions”) or (y) such borrowing shall be repaid at the issue price plus accrued and unpaid interest thereon in the event that the Closing Conditions are not satisfied and this Agreement has been terminated pursuant to Section 9. Seattle will pay the fees required to paid by it under the Seattle Commitment Letter.

(e) All non-public or otherwise confidential information regarding the Seattle Business obtained by Miami or its Representatives pursuant to this Section 7.7 shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Houston and Miami (or their respective Affiliates), Houston agrees that Miami may share information with respect to Seattle and its business with the Lenders, and that Miami and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing and the Miami Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Miami or any of its Subsidiaries pursuant to this Section 7.7, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda.

(f) Miami shall, and shall cause its Subsidiaries (if the Closing occurs, such Subsidiaries shall be Seattle and its Subsidiaries) to, (i) promptly upon request by Houston, reimburse Houston or its Subsidiaries for all reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by Houston or its Subsidiaries in connection with cooperation provided for in Section 7.7(c) and (d) (such reimbursement to be made promptly and in any event within three (3) Business Days of delivery of reasonably acceptable documentation evidencing such expenses); provided, however, that Miami shall not be responsible for reimbursing any such costs and expenses if such costs and expenses would have been incurred by Houston and its Subsidiaries in the performance of their respective obligations pursuant to other provisions of this Agreement (including Sections 7.4 and 7.17) and the Separation and Distribution Agreement and (ii) indemnify and hold harmless Houston, its Subsidiaries and its and their Representatives from and against any and all Losses actually suffered or incurred by them in connection with the arrangement or consummation of the Financing, the Miami Financing, or, if applicable, the Alternative Financing, and any information utilized in connection therewith (other than information provided by Houston and its Subsidiaries) except to the extent suffered or incurred as a result of (x) the gross negligence, willful misconduct or material breach of this Agreement by Houston or its Subsidiaries or (y) any default or waiver under the Houston Credit Agreement and any indentures to which Houston is a party on such date. For the avoidance of doubt, this Section 7.7(f) shall not apply to the Pre-Funded Interest Amount (if any), which shall be governed by Section 9.3.

(g) Miami and Seattle shall reasonably cooperate with Houston in connection with the preparation of all documents and the making of all filings required in connection with the Exchange Offer, including by taking all such other actions as are required of Houston pursuant to Section 7.7(c), which shall, together with Section 7.7(e), apply mutatis mutandis with respect to the cooperation by Miami and Seattle in connection with the Exchange Offer by Houston.

7.8.	Access to Information

(a) Houston shall, and shall cause the Seattle Entities, on the one hand, and Miami shall, and shall cause the Miami Subsidiaries, on the other hand, afford to the other Party and to its respective Representatives, reasonable access, during normal business hours, during the Interim Period, in such manner as to not interfere with Miami’s and its Subsidiaries’ or the Seattle Entities’ (as applicable) normal operation, the properties, books and records, Contracts and appropriate senior-level officers and employees of Miami and the Miami Subsidiaries or the Seattle Entities (as applicable), and shall furnish such Party and its respective Representatives with financial and operating data of Miami and the Miami Subsidiaries or the Seattle Entities (as applicable) and other information concerning the affairs of Miami and the Miami Subsidiaries or the Seattle Entities (as applicable), in each case, as such Party and its Representatives may reasonably request solely for the purposes of preparing the filings contemplated by Section 7.4, preparing for the operation of Miami and the Surviving Corporation post-Closing and preparing the planned divestiture of any portion of the business of Miami and the Surviving Corporation post-Closing; provided, that (a) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (b) no Party or its Representatives shall be permitted to perform any environmental sampling, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions; and (c) that nothing in this Agreement shall require any Party to permit any inspection or disclose any information to any other Party that (i) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s written consent (which may be withheld or denied at its sole discretion), (ii) would cause a violation of any Law or any confidentiality obligations and similar restrictions that may be applicable to such information or (iii) would cause a risk of a loss of attorney-client privilege or other disclosure privilege to such Party (provided that the Party that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement or Law, including “clean room” or other similar procedures designed to limit any such adverse effect of the sharing of such information by each Party). The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder and that nothing in this Section 7.8 shall require Houston to provide access to any of its businesses or any information other than with respect to the Seattle Business. The Confidentiality Agreement shall survive any termination of this Agreement. All requests for such access to any Party shall be made to such Party or its designated Representative. Seattle will make available to Miami prior to the Closing true and complete copies of the Organizational Documents of the Seattle Subsidiaries.

(b) Houston shall (and shall cause the other Houston Entities and the Seattle Entities to) deliver to Miami: (i) as soon as reasonably practicable after the date hereof, but in any event no later than thirty (30) days prior to the expected Closing Date (as reasonably and mutually determined by Houston and Miami or, in the absence of a mutual determination, August 31, 2017) (such date as applicable, the “Projected Closing Date”), for all Transferred Registered IP, a list of the names, addresses, email addresses and phone number of prosecution counsel and agents (to the extent known by Houston); (ii) no later than ninety (90) days prior to the Projected Closing Date, a list of all actions that must be taken for Transferred Registered IP within ninety (90) days after the Distribution Date (including the payment of any registration, maintenance, or renewal fees or the filing of any documents, corrections, or replies to any Governmental Authority, applications or certificates, for the purposes of prosecuting, maintaining, or renewing any such registered, issued, or applied-for Transferred Registered IP, to the extent known by Houston or set forth in Houston’s docketing system at the time it provides such information to Miami); and (iii) to the extent that Houston becomes aware of any changes, or if any changes are made in Houston’s docketing system, to the information that Houston has provided to Miami pursuant to clauses (i) and (ii) above, updates up to the Distribution Date on a monthly basis.

(c) Subject to and as permitted by applicable Law, Houston shall (and shall cause the other Houston Entities and the Seattle Entities to) cooperate and assist Miami in good faith with respect to: (i) after the date hereof, providing information to Miami that is reasonably sufficient to allow Miami to understand prosecution, maintenance, renewal, and new filing activities through the Distribution Date with respect to the Transferred Registered IP; and (ii) no later than thirty (30) days prior to the Projected Closing Date, providing written instructions to all prosecution counsel and agents throughout the world who are responsible for the Transferred Registered IP to instruct such counsel and agents that Miami or a Seattle Entity (as directed by Miami) will be responsible for the Transferred Registered IP as of the Distribution Date, instructing such counsel and agents to continue to prosecute and maintain the Transferred Registered IP in the ordinary course through the Distribution Date and thereafter, instructing such counsel and agents to take such actions as directed by Miami or a Seattle Entity (as directed by Miami).

7.9.	D&O Indemnification and Insurance

(a) From and after the Effective Time, Miami agrees that it shall indemnify and hold harmless each present and former director, officer and employee of any Seattle Entity against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Houston or any of its Subsidiaries

(including the Seattle Entities), as the case may be, would have been permitted under the Organizational Documents of Seattle in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents). Without limiting the foregoing, Miami shall cause the Seattle Entities (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Seattle Entities’ respective former and current officers, directors, employees and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of Houston or any of its Subsidiaries (including the Seattle Entities), as applicable, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) Miami shall procure (i) a prepaid, non-cancelable six (6)-year “tail” policy commencing on the Closing Date containing terms not less favorable than the terms of directors’ and officers’ liability insurance covering those Persons who are currently covered by the directors’ and officers’ liability insurance policies of Houston or any of its Subsidiaries (including the Seattle Entities) with respect to matters existing or occurring at or prior to the Effective Time or (ii) an endorsement under Miami’s existing directors’ and officers’ liability insurance policy to provide such coverage. If any claim is asserted or made within such six (6)-year period, then any insurance required to be maintained under this Section 7.9 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.9 shall survive the consummation of the transactions contemplated hereby and shall be binding, jointly and severally, on all successors and assigns of Miami and Seattle and are intended to be for the benefit of, and will be enforceable by, each present and former director, officer and employee of any Seattle Entity and his or her heirs and representatives. In the event that Miami or Seattle or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Miami or Seattle, as the case may be, shall succeed to the obligations set forth in this Section 7.9.

7.10.	No Solicitation

(a) Miami shall immediately cease, and shall cause its Subsidiaries and Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal, or any proposal that could reasonably be expected to lead to a Competing Proposal, and shall request to have returned promptly any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the date of termination of this Agreement in accordance with Section 9, Miami shall not, and shall cause its respective Subsidiaries and Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated) any Competing Proposal or any proposal which would reasonably be expected to lead to a Competing Proposal, or (ii) engage in any discussions or negotiations regarding any

Competing Proposal; provided, however, that (A) Miami may ascertain facts from the Person making an unsolicited Competing Proposal for the sole purpose of the Miami Board informing itself about the terms of such Competing Proposal and the Person that made it and (B) prior to obtaining the Miami Shareholder Approval and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Miami Board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or could reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated or encouraged in violation of this Section 7.10, Miami may, in response to such Competing Proposal and subject to compliance with Section 7.10(c), (x) furnish information with respect to Miami to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person regarding such Competing Proposal; provided, that Miami may only take the actions described in the foregoing clauses (x) and (y) if it has provided Houston and Seattle with notice of its intent to take such action at least one (1) Business Day prior to taking the first of any such actions. Except as expressly permitted by this Section 7.10, Miami shall not, and shall cause its respective Subsidiaries and Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9, directly or indirectly (1) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal; (2) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; (3) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill or similar agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent (I) the Miami Board determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (3) would reasonably be expected to be inconsistent with the duties that the directors owe to Miami in their capacity as directors of Miami under applicable Law and (II) Miami releases Houston of any comparable standstill or similar obligations under the Confidentiality Agreement); or (4) propose to do any of the foregoing.

(b) In addition to the provisions of Section 7.10(a), prior to receipt of the Miami Shareholder Approval, the Miami Board may (I) in response to any bona fide written Competing Proposal that was not, directly or indirectly, solicited, initiated or encouraged in violation of this Section 7.10, effect a Miami Adverse Recommendation Change or (II) for any other reason, effect a Miami Adverse Recommendation Change, in the case of each of clauses (I) and (II), if and only if (i) (A) in the case of a Competing Proposal, the Miami Board concludes in good faith, after consultation with Miami’s outside financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal or (B) if for any other reason, if the Miami Board concludes in good faith, after consultation with Miami’s outside financial advisors and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the duties that the directors owe to Miami in their capacity as directors of Miami under applicable Law; (ii) the Miami Board provides Houston and Seattle four (4) Business Days prior written notice of its intention to take such action (an “Alternative Notice”), which notice shall (if applicable) include the information with respect to such Competing Proposal that is specified in Section 7.10(c) as well as a copy of such Competing Proposal, or the facts and circumstances relating to such other reason, as applicable (it being agreed that neither the delivery of such notice by Miami nor any public announcement thereof that Miami determines it is required to make under applicable Law shall constitute a Miami Adverse Recommendation Change unless and until Miami shall have failed at or prior to the end of the Negotiation Period (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Miami Adverse Recommendation Change) to publicly announce that it (A) is recommending that Miami’s shareholders vote in favor of the resolutions required under the Miami Shareholder Approval and (B) in the case of a Competing Proposal, has determined that such Competing Proposal (taking into account (x) any modifications or adjustments made to the transactions contemplated by this Agreement agreed to by Houston and Seattle in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal); (iii) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by Houston or Seattle and to the extent permitted by applicable Law, the Miami Board and its Representatives have negotiated in good faith with Houston and Seattle regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Houston or Seattle in response to such Competing Proposal or such other reason; and (iv) at the end of the Negotiation Period, the Miami Board concludes in good faith, after consultation with Miami’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which Houston and Seattle have agreed in writing), that any Competing Proposal continues to be a Superior Proposal (if applicable) and, after consultation with Miami’s outside legal counsel, that the failure to make a Miami Adverse Recommendation Change with respect to such Competing Proposal or other reason would reasonably be expected to be inconsistent with the duties that the directors owe to Miami in their capacity as directors of Miami under applicable Law. Any material amendment or modification to any Competing Proposal or to the facts and circumstances relating to such other reason shall require a new Alternative Notice and a new Negotiation Period commencing from the date of receipt of such new Alternative Notice; provided, that with respect to each subsequent written notice related to a material amendment or modification, references to the four (4) Business Day period above shall be deemed to be references to two (2) Business Days. The Parties agree that if the UK Panel on Takeovers and Mergers determines that Section 7.10(b)(ii) or (iii) requires Miami to take or not to take action, whether as a direct obligation or as a condition to any other Person’s obligation (however expressed), that is not permitted by Rule 21.2 of the City Code on Takeovers and Mergers (the “Takeover Code”), that provision shall have no effect and shall be disregarded.

(c) Without limiting the obligations set forth in Section 7.10(a) and Section 7.10(b), Miami shall promptly, and in any event no later than twenty-four (24) hours, after it receives (i) any Competing Proposal or written indication by any Person that it is considering making a Competing Proposal, (ii) any request for non-public information relating to Miami or its Subsidiaries other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify Houston in writing of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal), including any modifications thereto. Miami shall keep Houston and Seattle reasonably informed on a current basis (and in any event no later than twenty-four (24) hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any request, inquiry or Competing Proposal (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations (which shall remain subject to the other obligations of Miami hereunder), including furnishing copies of any written inquiries, material correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Miami agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or substantially concurrent with the time it is provided to any third parties, provide to Houston and Seattle any non-public information concerning Miami or its Subsidiaries that Miami provided to any third party in connection with any Competing Proposal which was not previously provided to Houston and Seattle; provided, that Miami shall not be obligated to take any action contained in this Section 7.10(c) to the extent such action would require Miami to make a public announcement under the Takeover Code, the Market Abuse Regulation or the Disclosure and Transparency Rules, it being acknowledged and agreed that if any such disclosure would be so required, the Parties will cooperate in good faith to permit Miami to comply with this Section 7.10(c) without requiring such a disclosure, including by seeking confirmation from the UK Panel on Takeovers and Mergers or the UK Listing Authority (as appropriate) that Miami may provide such notice(s) or such written materials, or keep Houston so informed (as applicable), without being required to make a public announcement. Any information provided to the Company pursuant to this Section 7.10(c) above shall be subject to the Confidentiality Agreement.

(d) Nothing contained in this Agreement shall prohibit Miami or the Miami Board from taking and disclosing to its shareholders its position with respect to any (x) takeover offer for Miami or (y) other matter (provided that disclosure pursuant to clause (y) shall not limit any of Miami’s obligations hereunder) that Miami reasonably and in good faith determines requires disclosure pursuant to the Listing Rules, and such disclosure shall not be deemed a Miami Adverse Recommendation Change so long as such disclosure (i) includes the Miami Recommendation, without alternation, modification or qualification thereof, and (ii) does not otherwise effect a Miami Adverse Recommendation Change.

(e) Any failure of Miami’s Subsidiaries or their Representatives to comply with this Section 7.10 (as if such Subsidiaries or Representatives were directly subject to this Section 7.10) shall be deemed a breach of this Section 7.10 by Miami.

(f) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the transactions contemplated by this Agreement, any proposal or offer from a third party relating to (A) a merger, scheme of arrangement, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Miami; (B) the acquisition (whether by merger, scheme of arrangement, consolidation, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets of Miami and the Miami Subsidiaries, as determined on a book-value or fair-market-value basis; (C) the purchase or acquisition after the date hereof, in any manner, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the Miami Common Stock or any other Interests in Miami; (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of Miami Common Stock or any other Interests of Miami or any of its Subsidiaries; or (E) any combination of the foregoing.

(ii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which was not solicited by Miami or any of its Representatives in violation of Section 7.10(a) and which, in the good faith judgment of the Miami Board after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (A) if accepted, is reasonably likely to be consummated on a timely basis and (B) if consummated, would result in a transaction that is more favorable to Miami’s shareholders from a financial point of view, than the Merger and the other transactions contemplated hereby, and after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by Houston and Seattle (including pursuant to Section 7.10(b)).

7.11.	Public Announcements

The Parties agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any Party without the prior consent of the other Parties, except that (a) any Party may make announcements from time to time in one or more filings of a current report filed with the SEC on Form 8-K (or analogous filing or disclosure required by applicable Law in the United Kingdom or the Listing Rules) that announces the execution and delivery of this Agreement or as may be required by applicable Law or the rules or regulations of any securities or stock exchange on which the securities of any Party is listed (and the Parties shall provide the other with reasonable opportunity to review and comment on such filings prior to making such filings), and (b) each Party may make announcements from time to time to their respective employees, customers, owners, suppliers and other business relations and otherwise as such Party may reasonably determine is necessary to comply with the requirements of any agreement to which such Party is a party. Notwithstanding the foregoing, the Parties shall cooperate to prepare press releases to be issued on or promptly (and in any event within two (2) Business Days) after the date hereof and press releases to be issued on the Closing Date.

7.12.	Defense of Litigation

Miami shall keep Houston apprised in the defense of any Action brought by shareholders of Miami or in the name of Miami against Miami and/or its directors relating to the transactions contemplated by this Agreement, including the Merger and the Miami Share Issuance; provided, that prior to the Effective Time, Miami shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of Houston (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes Houston or any of its Subsidiaries, directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

7.13.	Section 16 Matters

Prior to the Effective Time, Miami and Seattle shall take all such steps as may be required to cause any dispositions of Seattle Common Stock (including derivative securities with respect to Seattle Common Stock) or acquisitions of Miami Common Stock (including ADSs or derivative securities with respect to Miami Common Stock) resulting from the transactions contemplated by this Agreement by each individual, if any, who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Miami or Seattle to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

7.14.	Control of Other Party’s Business

Nothing contained in this Agreement shall give Houston or Seattle, directly or indirectly, the right to control or direct Miami’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Miami, directly or indirectly, the right to control or direct the operations of the Seattle Business prior to the Effective Time. Prior to the Effective Time, each of Houston, Seattle and Miami shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

7.15.	Seattle Share Issuance

Prior to the Effective Time, Seattle shall take all actions necessary to authorize the issuance of a number or stock split of shares of (a) Seattle Common Stock such that the total number of shares of Seattle Common Stock outstanding immediately prior to the Effective Time will equal the number of shares of Houston Common Stock entitled to receive the Distribution outstanding immediately prior to the Effective Time in accordance with the terms of the Separation and Distribution Agreement and (b) Seattle Class B Common Stock such that the total number of shares of Seattle Class B Common Stock outstanding immediately prior to the Effective Time will equal the number of shares of Seattle Class B Common Stock necessary to implement the Subsidiary Stock Exchange in accordance with the terms of the Separation and Distribution Agreement. Each of Houston and Seattle shall effect such amendments, filings or other actions with respect to its respective Organizational Documents as are necessary to effect the Distribution, the Subsidiary Stock Recapitalization and the Subsidiary Stock Exchange in accordance with the terms of this Agreement and the Separation and Distribution Agreement.

7.16.	Exchange Offer

If Houston consummates the Exchange Offer and Houston’s shareholders subscribe for less than all of the Seattle Common Stock in the Exchange Offer, Houston shall distribute, pro rata to its shareholders, any unsubscribed Seattle Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer so that Houston will be treated for U.S. federal income Tax purposes as having distributed all of the Seattle Common Stock to its shareholders.

7.17.	Financials

(a) No later than November 30, 2016, Houston will provide Miami with the audited combined financial statements of the Seattle Business prepared in accordance with GAAP consistently applied, including the combined balance sheets of the Seattle Business as of October 31, 2013, October 31, 2014 and October 31, 2015, and the combined statements of income, equity and cash flows of the Seattle Business for the fiscal years ended October 31, 2013, October 31, 2014 and October 31, 2015 (collectively, the “Audited Financial Statements”).

(b) To the extent such delivery date otherwise occurs prior to the Closing, no later than February 28, 2017, Houston will provide Miami with the unaudited combined financial statements of the Seattle Business prepared in accordance with IFRS consistently applied, including the combined balance sheets of the Seattle Business as of October 31, 2013, October 31, 2014 and October 31, 2015, and the combined statements of income, equity and cash flows of the Seattle Business for the fiscal years ended October 31, 2013, October 31, 2014 and October 31, 2015.

(c) To the extent such delivery date otherwise occurs prior to the Closing, Houston will prepare and furnish to Miami, no later than April 30, 2017, copies of the audited combined balance sheets of the Seattle Business as of October 31, 2014, October 31, 2015 and October 31, 2016 and the audited combined statements of income, equity and cash flows of the Seattle Business for the fiscal years ended October 31, 2014, October 31, 2015 and October 31, 2016, prepared in accordance with both GAAP and IFRS.

(d) To the extent such delivery date otherwise occurs prior to the Closing, Houston will prepare and deliver to Miami, no later than April 30, 2017, copies of the unaudited combined balance sheets of the Seattle Business as of January 31, 2017 and the combined statements of income, equity and cash flows of the Seattle Business for the three months ended January 31, 2016 and January 31, 2017, prepared in accordance with GAAP.

(e) To the extent such delivery date otherwise occurs prior to the Closing, Houston will prepare and deliver to Miami, no later than April 30, 2017, copies of the audited combined balance sheets of the Seattle Business as of January 31, 2017 and the combined statements of income and cash flows of the Seattle Business for the three months ended January 31, 2017, prepared in accordance with IFRS (and failure to deliver such financial statements prior thereto shall not be deemed a breach of any provision of this Agreement).

(f) To the extent such delivery date otherwise occurs prior to the Closing, Houston will prepare and deliver to Miami, no later than July 15, 2017, copies of the unaudited combined balance sheets of the Seattle Business as of April 30, 2017 and the combined statements of income, equity and cash flows of the Seattle Business for the six months ended April 30, 2016 and April 30, 2017, prepared in accordance with both GAAP and IFRS.

(g) To the extent such delivery date otherwise occurs prior to the Closing, and except for the reporting periods described elsewhere in this Section 7.17, Houston will prepare and furnish to Miami the unaudited pre-tax combined statements of income, equity and cash flows for each fiscal quarter beginning May 1, 2017, and the unaudited pre-tax combined balance sheets as of the end of such fiscal quarter, in each case prepared in accordance with GAAP (and delivered within sixty (60) days after the end of such fiscal quarter) and IFRS (and delivered within seventy-five (75) days after the end of such fiscal quarter).

(h) To the extent such delivery date otherwise occurs prior to the Closing, and except for the reporting periods described elsewhere in this Section 7.17, Houston will prepare and furnish to Miami, within ninety (90) days after the end of each fiscal year the audited combined statements of income, equity and cash flows for the Seattle Business for such fiscal year and the audited combined balance sheets as of the end of such fiscal year, in each case prepared in accordance with GAAP and IFRS.

7.18.	Agreement With Respect to Release of Support Obligations

(a) Miami shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Houston, on or prior to the Effective Time (and, to the extent any Support Obligation remains outstanding after the Effective Time, for up to twelve (12) months after the Effective Time), valid and binding written unconditional releases of Houston and its Affiliates (other than the Seattle Entities), as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Support Obligation in effect immediately prior to the Effective Time, which shall be effective as of the Effective Time, including by providing, as reasonably determined by Miami, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. During the Interim Period, Miami shall coordinate with Houston with respect to its initial contact with such beneficiaries, afford Houston a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep Houston reasonably informed of any discussions with such beneficiaries in which Houston does not participate.

(b) Without limiting Miami’s obligations under Section 7.18(a), if any Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) Miami shall indemnify and hold harmless Houston and its applicable Affiliates for any Liabilities arising from or relating to such Support Obligation, including any fees in connection with the issuance and maintenance of any letters of credit, and (ii) Miami shall not permit any of the Seattle Entities to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner, except as contemplated pursuant to clause (i) above or otherwise required by this Agreement, any loan, Contract or other obligation for which Houston or any of its applicable Affiliates is or would reasonably be expected to be liable under such Support Obligation. To the extent that Houston or any of its applicable Affiliates has performance obligations under any Support Obligation after the Effective Time, from and after the Effective Time, Miami shall (x) use reasonable best efforts to perform (or cause the Seattle Entities to perform) such obligations on behalf of Houston and such Affiliates or (y) otherwise use reasonable best efforts to take such action as reasonably requested by Houston and such Affiliates so as to put Houston and such Affiliates in the same position as if Miami, and not Houston, had performed or were performing such obligations.

(c) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, (i) Houston may, in its sole discretion, take any reasonable action to terminate, obtain release of or otherwise limit its Liability under any and all outstanding Support Obligations and (ii) neither Houston nor any of its applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any of the Seattle Entities or the Seattle Business after the expiration thereof.

7.19.	Transaction Documents; Further Actions

(a) Miami shall, or shall cause its applicable Subsidiaries to, execute and deliver to Houston at or prior to the Closing each of the Transaction Documents to which it is or will be a party at the Effective Time. Houston shall, or shall cause its applicable Subsidiaries to, execute and deliver to Miami at or prior to the Closing each of the Transaction Documents to which it is or will be a party at the Effective Time.

(b) As promptly as practicable after the date of this Agreement and to the extent permitted by applicable Law, the Parties shall form a special separation committee (the “Separation Committee”) comprised of three (3) members appointed by Miami and three (3) members appointed by Houston, which Separation Committee shall be tasked with monitoring and overseeing the Separation in accordance with the terms of the Separation and Distribution Agreement and the other Transaction Documents. Without limiting the generality of the foregoing, the Separation Committee shall ensure that the members of the Separation Committee appointed by Miami are consulted in developing the Separation Plan and in determining the allocation of assets and liabilities being transferred to the Seattle Group in accordance with the Transaction Documents and implementing the transactions contemplated by the Transaction Documents (based on reasonable procedures as determined by the Separation Committee), and Houston shall take into account in good faith timely and reasonable comments received from Miami with respect thereto (it being agreed and understood that all final decisions with respect thereto shall be made by Houston). The Separation Committee will meet two (2) times per month (unless the Separation Committee determines otherwise). The Separation Committee will have access, consistent with the terms of this Agreement (including the limitations set forth in Section 7.8(a), mutatis mutandis), to each other Party’s properties, books and records, Contracts and appropriate senior-level officers and employees; provided, however, that the Separation Committee will neither direct nor interfere with the day to day management or operations of the business of Houston, Seattle, or Miami.

(c) Prior to the Effective Time, Seattle shall use its reasonable best efforts to comply with the terms of and timely enforce its rights under the Separation Agreement.

7.20.	Non-Competition

Miami hereby acknowledges and agrees that the Seattle Entities are subject to the restrictions set forth in Section 7.7 of the Hewlett-Packard SDA until November 1, 2018 and that such restrictions shall continue to apply to the Seattle Entities (but not Miami and its other Subsidiaries) following the consummation of the transactions contemplated hereby until November 1, 2018 to the same extent as such restrictions apply as of the date hereof.

7.21.	Reserved

7.22.	Employee Non-Solicitation

(a) Houston agrees that, from and after the date hereof until the date that is twelve (12) months after the Closing Date, it shall not, and shall cause its Subsidiaries not to, without the prior written consent of Miami, directly or indirectly, solicit or offer to hire or hire any employees of Miami (which following the Closing Date shall include the Seattle Employees), or otherwise cause or seek to cause any employees of Miami (which following the Closing Date shall include the Seattle Employees) to leave the employ of a Miami or any of its Affiliates, or enter into a consulting agreement with any employee of Miami (which following the Closing Date shall include the Seattle Employees); provided, however, that (i) the placement of any general mass solicitation or advertising that is not targeted at Miami employees shall not be considered a violation of the non-solicitation restriction of this Section 7.22(a); (ii) this Section 7.22(a) shall not preclude Houston or its Subsidiaries from soliciting, offering to hire, hiring, or entering into a consulting agreement with, any employee of Miami whose employment with Miami or any of its Affiliates has been terminated by Miami or any of its Affiliates; and (iii) for the avoidance of doubt, this paragraph shall not restrict activities between Houston and its employees (including employees of the Seattle Business) prior to the Closing Date.

(b) Miami agrees that, from and after the date hereof until the date that is twelve (12) months after the Closing Date, it shall not, and shall cause its Subsidiaries (including the Seattle Entities) not to, without the prior written consent of Houston, directly or indirectly, solicit or offer to hire or hire any employees of Houston, or otherwise cause or seek to cause any employees of Houston to leave the employ of Houston or any of its Affiliates, or enter into a consulting agreement with any employee of Houston; provided, however, that (i) the placement of any general mass solicitation or advertising that is not targeted at Houston employees shall not be considered a violation of the non-solicitation restriction of this Section 7.22(b); and (b) this Section 7.22(b) shall not preclude Miami or its Subsidiaries from soliciting, offering to hire, hiring, or entering into a consulting agreement with, any employee of Houston whose employment with Houston or any of its Affiliates has been terminated by Houston or any of its Affiliates.

7.23.	Cleansing Announcement and Disclosure of Sufficient Information

(a) Houston agrees that it shall, as soon as reasonably practicable upon such request by Miami, use reasonable best efforts to provide Miami with such assistance that Miami may reasonably request in order to prepare the Cleansing Announcement and otherwise satisfy the FCA that, if the Cleansing Announcement were to be released, there would be sufficient publicly available information about the Seattle Business and the transactions contemplated hereby to avoid the need for a suspension of the listing of the Miami Common Stock on the premium listing segment of the Official List, including:

(i) providing such information and assistance as Miami may reasonably request in order to disclose the key differences (if any) between the accounting policies of Miami and the policies used to present the financial information on the Seattle Business;

(ii) subject to entry by Miami and its Representatives into standard hold harmless letters in favor of Houston’s auditors, reasonable access to Houston’s auditors (which shall be arranged through Houston) on reasonable notice for the purposes of explanation of any of the Basic Financial Information provided for the purposes of the Cleansing Announcement; and

(iii) providing any other information that the FCA requires to be included in the Cleansing Announcement.

(b) Houston hereby undertakes to Miami that during the period from the date of this Agreement until the earlier of (i) the date on which this Agreement is terminated in accordance with its terms and (ii) the Effective Date, Houston shall comply with the established protocol between Houston and Miami (the “Protocol”) and shall notify Miami promptly of: (A) any information necessary for Miami to satisfy its obligation to keep the market informed without delay of any developments concerning Seattle that would be required to be announced were Seattle part of Miami at the relevant time; and (B) any fact, matter or occurrence relating to Seattle or any of its Subsidiaries which may give rise to an obligation of Miami to issue a supplementary prospectus under section 87(G) of the FSMA. After consulting with Houston in accordance with the Protocol, the final determination as to whether to announce the information provided pursuant by Houston to this Section 7.23(b) shall be Miami’s alone. Without limiting the generality of the foregoing, Houston acknowledges that Miami will be including any information provided by Houston pursuant to this Section 7.23(b) in any Announcement in reliance on Houston’s representation set forth in Section 4.7.

(c) Miami undertakes to keep Houston informed of, and shall consult with Houston in respect of, the progress of discussions with the FCA concerning the Cleansing Announcement or any other announcement pursuant to this Section 7.23 (each an “Announcement”) and any documents submitted to the FCA in connection with the transactions contemplated by this Agreement, to consult in a timely manner with Houston, so far as is reasonably practicable, as to the form and content of any Announcement to be released by Miami, and to obtain the prior written consent of Houston to the release of any Announcement before it is published (such consent not to be unreasonably withheld or delayed), provided that Miami shall not be restricted from making any Announcement required by applicable Law or the Listing Rules (including by the UK Listing Authority or the London Stock Exchange plc).

(d) Miami agrees that it shall not use any document, information or matter provided by Houston to Miami pursuant to this Section 7.23 other than for the purposes specified in this Section 7.23 or properly in connection with the transactions contemplated by this Agreement and all such documents, information and matters shall be provided to Miami on the basis of the Confidentiality Agreement. To the extent required by applicable Law, Miami shall be entitled to publicly release, by way of Announcement, any information provided by Houston to Miami following the date of the Cleansing Announcement pursuant to this Section 7.23 and Miami and Houston hereby agree that any such release of information shall not be a breach of the terms of the Confidentiality Agreement; provided, Miami complies with Section 7.23(c).

(e) For the purposes of this Section 7.23, any information about the Seattle Business or the transactions contemplated by this Agreement that the FCA requires Miami to include in an Announcement is deemed to be information that Miami reasonably requires for the preparation of an Announcement.

(f) In connection with this Section 7.23, Miami is permitted to provide a copy of this Agreement to J.P. Morgan Cazenove which is acting as sponsor to Miami in respect of the transactions contemplated by this Agreement (the “Sponsor”) but accepts no liability to, or duty of care in respect of, the Sponsor. This Agreement may be disclosed by Houston, Miami or the Sponsor to the extent that Houston, the Sponsor or Miami: (i) is required to disclose it by reason of applicable Law or the rules of a recognized stock exchange, or (ii) is seeking to establish a defense in connection with any actual, pending or threatened legal or regulatory proceeding or investigation.

7.24.	Establishment of ADR Facility; NYSE Listing

(a) Miami shall cause a sponsored American depositary receipt (“ADR”) facility (the “ADR Facility”) to be established with a reputable national bank reasonably acceptable to Houston (the “Depositary Bank”) for the purpose of issuing the ADSs, including entering into a customary deposit agreement with the Depositary Bank establishing the ADR Facility (the “Deposit Agreement”), to be effective as of the Effective Time, and filing with the SEC the Form F-6. Miami shall consider in good faith the comments of Houston on the Deposit Agreement, and the Deposit Agreement shall be subject to the approval of Houston, such approval not to be unreasonably withheld. In any event, subject to the prior sentence and applicable Law, the Deposit Agreement shall (i) provide (A) that each ADS under the ADR Facility shall represent and be exchangeable for a number of shares of Miami Common Stock equal to (x) one (1) divided by (y) the ADS Ratio, ranking pari passu with all other shares of Miami Common Stock outstanding at Closing including in respect of any entitlement to dividends or other distributions declared, paid or made after Closing (but subject to the final proviso of Section 3.2(b)), (B) for customary provisions for the voting by the Depositary Bank of such shares of Miami Common Stock as instructed by the holders of the ADSs, (C) for the issuance, at the request of a holder, of either certificated or uncertificated ADRs, (D) subject to the limitations provided for in General Instruction I.A.1 of SEC Form F-6, that holders of ADSs shall have the right at any time to exchange their ADSs for the underlying shares of Miami Common Stock and (E) that the shares of Miami Common Stock deposited by Miami with the custodian (the “Custodian”) for the ADR Facility shall be held by the Custodian for the benefit of the Depositary Bank, (ii) require the Depositary Bank to forward voting instructions and other shareholder communications (including notices, reports and proxy solicitation materials) to the registered holders of ADSs promptly following its receipt of such materials, (iii) include customary provisions for the distribution to holders of ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the Custodian from Miami (or in certain cases the U.S. dollars available to the Depositary from the net proceeds of the sale of the foregoing) and (iv) not permit (x) except as required by applicable Law, any amendment that prejudices any right of ADS holders without giving at least 30 days’ notice to the holders of the outstanding ADSs, or (y) any termination by Miami or the Depositary Bank on less than 30 days’ written notice to ADS holders. The Deposit Agreement shall not provide for (I) a right of Miami to withdraw shares of Miami Common Stock from the custody account maintained by the Custodian or (II) fees to be imposed by the Depositary Bank upon holders of ADSs in connection with the sale or transfer of such ADSs on the NYSE. The material terms of the Deposit Agreement and the ADSs shall be described in the Miami Registration Statement. At or prior to the Effective Time, Miami shall cause the Depositary Bank to issue a number of ADSs sufficient to constitute the Merger Consideration. Miami shall use reasonable best efforts to cause the ADSs to be eligible for settlement through the Depository Trust Corporation. Miami and Houston shall use their reasonable best efforts to ensure that an original executed copy of this Agreement is not brought into the United Kingdom, save where it is necessary for such a copy to be brought into the United Kingdom for the purposes of litigation.

(b) Miami shall use its reasonable best efforts to cause the ADSs issuable pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the establishment of the ADR Facility, and in any event prior to the Effective Time, and to thereafter maintain such listing.

8. CONDITIONS TO THE MERGER

8.1.	Conditions to the Obligations of Seattle, Houston, Miami, Intermediate Holdco and Merger Sub to Effect the Merger

The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by Houston and Miami) at or prior to the Effective Time of the following conditions:

(a) any applicable waiting period under the HSR Act shall have expired or been terminated, and any applicable consents, authorizations, orders, or approvals required under other Competition Laws that that are listed on Section 8.1(a) of the Seattle Disclosure Schedule and Section 8.1(a) of the Miami Disclosure Schedule shall have been obtained;

(b) the Reorganization and the Distribution shall have been consummated in all material respects in accordance with the Separation and Distribution Agreement;

(c) the Miami Registration Statement, the Seattle Registration Statement and the Form F-6, to the extent required by Law, shall have become effective in accordance with the Securities Act, and the Form 8-A shall have become effective in accordance with the Exchange Act, and none shall be the subject of any stop order or proceedings seeking a stop order;

(d) the Prospectus shall have been approved by the UK Listing Authority and made available to the public in accordance with the Prospectus Rules;

(e) the Circular shall have been approved by the UK Listing Authority and made available to Miami’s shareholders in accordance with the Listing Rules and Miami’s Organizational Documents;

(f) the Miami Shareholder Approval shall have been obtained;

(g) the admission of the shares of Miami Common Stock underlying ADSs issuable pursuant to the Merger and the readmission of the shares of Miami Common Stock outstanding immediately prior to the Effective Time (i) to the Official List shall have become effective by the making of an announcement by the FCA of its decision to admit such shares in accordance with Listing Rule 3.2.7 and (ii) to trading on London Stock Exchange plc’s market for listed securities shall have become effective in accordance with the latest Admission and Disclosure Standards issued by London Stock Exchange plc;

(h) no court of competent jurisdiction or other Governmental Authority shall have enacted any Law, or taken any other action, that is still in effect restraining, enjoining or prohibiting the Reorganization, the Distribution or the Merger; and

(i) the ADSs issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

8.2.	Additional Conditions to the Obligations of Houston and Seattle

The obligation of Houston and Seattle to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Houston) at or prior to the Effective Time of the following additional conditions:

(a) Miami, Intermediate Holdco and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Effective Time;

(b) all representations and warranties made by Miami, Intermediate Holdco and Merger Sub set forth in Section 6 (other than the first sentence of Section 6.1(a), the first, second, third and fourth sentences of Section 6.1(b), Section 6.3, Section 6.6, Section 6.16, Section 6.22(a), Section 6.26 and Section 6.27), without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Material Adverse Effect or similar qualifications) would not have, individually or in the aggregate, a Miami Material Adverse Effect. The representations and warranties made by Miami set forth in the first sentence of Section 6.1(a), the first, second, third and fourth sentences of Section 6.1(b), Section 6.3, Section 6.6(b), Section 6.6(c), Section 6.6(d) and Section 6.16, Section 6.26 and Section 6.27 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Miami set forth in Section 6.6(a) and Section 6.22(a) shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of Section 6.6(a), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) Miami shall have delivered to Houston a certificate dated as of the Effective Time signed by a senior officer of Miami to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied; and

(d) Houston shall have received the Houston Tax Opinion from Houston Tax Counsel, which shall not have been withdrawn or modified.

8.3.	Additional Conditions to the Obligations of Miami, Intermediate Holdco and Merger Sub

The obligation of Miami, Intermediate Holdco and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law waiver by Miami) at or prior to the Effective Time of the following additional conditions:

(a) Seattle and Houston shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Effective Time;

(b) all representations and warranties made by Houston set forth in Section 4 and Section 5 (other than Section 4.1, Section 4.2, Section 4.6, the first sentence of Section 5.1, Section 5.3, Section 5.6, Section 5.16, Section 5.22(a) and Section 5.25), without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Material Adverse Effect or similar qualifications) would not have, individually or in the aggregate, a Seattle Material Adverse Effect. The representations and warranties made by Houston set forth in Section 4.1, Section 4.2, Section 4.6, the first sentence of Section 5.1, Section 5.3, Section 5.6(b), Section 5.16 and Section 5.25 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Seattle set forth in Section 5.6(a) and Section 5.22(a) shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of Section 5.6(a) and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date); and

(c) Houston shall have delivered to Miami a certificate dated as of the Closing Date signed by a senior officer of Houston to the effect that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

9. TERMINATION

9.1.	Termination

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Miami Shareholder Approval:

(a) by mutual written agreement of Houston and Miami;

(b) by Houston or Miami, if any Law shall have been promulgated, entered, enforced, enacted or issued or shall be deemed to be applicable to the Merger or the other transactions contemplated hereby by any Governmental Authority of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Merger or the other transactions contemplated hereby; provided, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Law;

(c) by Houston or Miami, if the Closing shall not have occurred on or prior to the date that is eighteen (18) months after the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation and Distribution Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;

(d) by Miami upon written notice to Houston, in the event of a breach of any representation, warranty, covenant or agreement on the part of Houston or Seattle, such that the conditions specified in Section 8.1 or Section 8.3 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Houston or Seattle by the earlier of: (x) sixty (60) days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Miami shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Miami, Intermediate Holdco or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2;

(e) by Houston upon written notice to Miami, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Miami, Intermediate Holdco or Merger Sub (other than with respect to a breach of obligations under Section 7.10 or Section 7.4(e), as to which Section 9.1(g) will apply), such that the conditions specified in Section 8.1 or Section 8.2 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Miami by the earlier of: (x) sixty (60) days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Houston shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if Houston or Seattle is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach would give rise to the failure of a condition set forth in Section 8.1 or Section 8.3;

(f) by Houston or Miami if the Miami Shareholder Approval shall not have been obtained upon a vote taken thereon at the Miami Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to Miami if Miami’s action or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain the Miami Shareholder Approval;

(g) by Houston if Miami shall have breached in any material respect (i) any of its obligations under Section 7.10 or (ii) any of its obligations under Section 7.4(e); or

(h) by Houston if the Miami Board shall have effected a Miami Adverse Recommendation Change.

9.2.	Effect of Termination

In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from Fraud or Willful Breach; provided, further, that Section 7.7(f), this Section 9.2, Section 9.3 and Section 10 hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

9.3.	Expenses; Termination Payment

(a) Except as otherwise provided in the Separation and Distribution Agreement or this Agreement, including this Section 9.3, and except for (i) the expenses in connection with printing and mailing the Miami Registration Statement, the Prospectus, the Circular, the Seattle Registration Statement and the disclosure documents required in connection with the actions specified in Section 7.4, (ii) all SEC filing fees relating to the transactions contemplated by this Agreement and (iii) the fees in connection with the approvals required under Section 7.6(a) related to the Merger (each of which fees and expenses in clauses (i) through (iii) shall be borne, in each case, equally by Miami and Houston), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses; provided, that, without duplication of any other obligation under this Agreement, in the event this Agreement is terminated pursuant to Section 9.1, Miami shall pay to Houston an amount equal to the Pre-Funded Interest Amount (if any).

(b) Miami shall pay to Houston $59,825,000 (the “Termination Payment”), by wire transfer of immediately available funds (in U.S. dollars) to an account or accounts specified by Houston, if this Agreement is terminated as follows:

(i) if this Agreement is terminated pursuant to Section 9.1(f), Section 9.1(g) or Section 9.1(h), then Miami shall pay, or cause to be paid, the entire Termination Payment on the second Business Day following such termination; and

(ii) if this Agreement is terminated (A) pursuant to Section 9.1(e); or (B) pursuant to Section 9.1(c) without a vote of the shareholders of Miami contemplated by this Agreement at the Miami Shareholders Meeting having occurred, and (x) in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the Miami Board at any time after the date of this Agreement and not publicly withdrawn at least five (5) Business Days prior to the date of termination and (y) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Miami enters into a definitive agreement in respect of a Competing Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination hereof), then Miami shall be obligated to pay the Termination Payment on the second Business Day following the earlier of the date Miami enters into a definitive agreement in respect of or consummates such Competing Proposal; provided, that, solely for purposes of this Section 9.3(b)(ii), the term “Competing Proposal” shall have the meaning set forth in Section 7.10(f)(i), except that all references to 20% shall be changed to 50%.

(c) In the event of the valid termination of this Agreement under circumstances in which the Termination Payment is payable pursuant to this Section 9.3, it is agreed that the Termination Payment is liquidated damages, and not a penalty. Each Party agrees that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Miami fails to pay any amounts due under this Section 9.3 and, in order to obtain such payment, Houston commences a suit that results in a judgment against Miami for such amounts, Miami shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of Houston (including reasonable legal fees and expenses) in connection with such suit. In the event that the Termination Payment is payable and actually paid to and not irrevocably rejected by Houston in accordance with this Section 9.3, payment of such Termination Payment shall be the sole and exclusive remedy of Houston and its Affiliates against Miami or Miami, its Subsidiaries, their respective Affiliates and the former, current and future shareholders, directors, officers, employees, Affiliates and other Representatives of each such Person, any Lender and Lender Related Party for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the transactions contemplated hereby; provided, however, that payment by Miami of the Termination Payment shall not (i) limit the right of Houston and its Subsidiaries and Representatives to be reimbursed for expenses and indemnified in accordance with Section 7.7(f) or recover interest in accordance with the third sentence of this Section 9.3(c), or (ii) relieve Miami from any liability or damage resulting from a Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, or Fraud. Notwithstanding anything to the contrary, nothing in this Agreement, including this Section 9.3, shall in any way limit the provisions of Section 10.9.

(d) The Parties acknowledge and agree that in no event shall Miami be required to pay more than one Termination Payment.

(e) No later than five Business Days following the Closing Date, (i) Houston shall deliver to Seattle a written statement setting forth the amount of the Pre-Funded Interest Amount (if any); and (ii) Seattle shall deliver to Houston a written statement setting forth the amount of the Financing Expense Reimbursement (if any). No later than 10 Business Days following the Closing Date, a payment shall be made as follows in immediately available funds in United States dollars by wire transfer to a bank account designated in writing by the Party entitled to receive the payment:

(i) If the Financing Adjustment Amount is a positive number, then Seattle shall pay the amount of the Financing Adjustment Amount to Houston; and

(ii) If the Financing Adjustment Amount is a negative number, then Houston shall pay the absolute value of the Financing Adjustment Amount to Seattle.

Any payment pursuant to this Section 9.3(e) shall be treated for Tax purposes as an adjustment to the amount of the Seattle Payment.

(f) For purposes of Section 9.3(e):

(i) “Financing Adjustment Amount” shall mean the Pre-Funded Interest Amount minus the Financing Expense Reimbursement.

(ii) “Pre-Funded Interest Amount” means the amount of interest and ticking or other fees (including upfront/funding or “Closing” fees to lenders and structuring fees to arrangers) and any interest on borrowings incurred to finance such amounts actually paid by Houston (whether directly or indirectly, including by way of contribution to Seattle, funding of escrow or otherwise, which shall be reasonably documented) for the period up to and including the Closing Date in respect of the Financing, if any.

(iii) “Financing Expense Reimbursement” means (i) if Houston does not consent in writing on or before October 31, 2016 to the completion of the Financing on or before April 4, 2017, an amount up to $14,000,000 in additional underwriting fees and expenses actually incurred by Miami in connection with the Financing that Miami would not otherwise have incurred if the Financing had occurred on April 4, 2017, and (ii) if Houston consents in writing on or before October 31, 2016 to the completion of the Financing on or before April 4, 2017, zero.

10. MISCELLANEOUS

10.1.	Non-Survival of Representations, Warranties and Agreements

The covenants and agreements that by their terms are to be performed following the Closing pursuant to the Separation and Distribution Agreement or this Agreement shall survive the Effective Time in accordance with their terms and all other covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder.

10.2.	Notices

All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to Houston or Seattle, to:

Hewlett Packard Enterprise Company

3000 Hanover Street

Palo Alto, California 94304

Attention: General Counsel

Facsimile No.: (650) 857-2012

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Andrew R. Brownstein & Benjamin M. Roth

Facsimile No.: (212) 403-2000

Email: ARBrownstein@wlrk.com & BMRoth@wlrk.com

if to Miami, Intermediate Holdco or Merger Sub, to:

Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Berkshire, RG14 1QN

United Kingdom

Attention: General Counsel

Facsimile No.: +44 1635 33966

Email: jane.smithard@microfocus.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: David Fox, William B. Sorabella & David B. Feirstein

Facsimile No.: (212) 446-6460

Email: david.fox@kirkland.com, william.sorabella@kirkland.com & david.feirstein@kirkland.com

and

Travers Smith LLP

10 Snow Hill

London EC1A 2AL

Attention: Spencer Summerfield & Jon Reddington

Facsimile No.: +44 20 7295 3500

Email: Spencer.Summerfield@traverssmith.com & Jon.Reddington@traverssmith.com or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

10.3.	Amendments and Waivers

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.3(b)) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided, that after the Miami Shareholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Miami without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner as this Agreement and which makes reference to this Agreement; provided, that any amendments or modifications of this Section 10.3(b) or Sections 9.3(c), 10.4 or 10.5, to the extent adversely affecting any of the Lenders or their respective Lender Related Parties, shall not be effective with respect to such affected Lenders or Lender Related parties unless such affected Lenders party to the Commitment Letters provide their prior written consent to such amendment or modification.

10.4.	Governing Law; Jurisdiction; WAIVER OF JURY TRIAL

(a) This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof (except for the duties of the members of the Miami Board, which shall be governed by the Laws of England and Wales). Except as expressly set forth in the immediately preceding sentence, the Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or such federal court. Notwithstanding anything to the contrary contained in this Agreement, each of the Parties: (i) agrees that it will not bring or support any legal proceedings against any of the Lenders or their Lender Related Parties in any way relating to the Financing or the Miami Financing in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Commitment Letters or the Financing Agreements, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lenders or their Lender Related Parties relating to the Financing or the Miami Financing shall be exclusively governed by and construed in accordance with the internal Laws of the State of New York; (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such legal action, suit or proceeding; and (iv) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal action, suit or proceeding in any such court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(c).

10.5.	Assignment; Parties in Interest; Non-Parties

(a) No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.5 shall be null and void; provided, however, that Miami and Seattle may collaterally assign their respective rights (but not obligations) under this Agreement to any of the Lenders or any Lender Related Party or other financing source. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.9 and Section 10.5 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons)

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, Lenders or Lender Related Parties, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. The Lenders and the Lender Related Parties are third party beneficiaries of Section 9.3(c), Section 10.3(b), Section 10.4(b), and this Section 10.5. For the avoidance of doubt, this Section 10.5(b) shall not affect (a) the rights of the Persons party to the Commitment Letters to enforce the Commitment Letters in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 7.7.

10.6.	Captions; Counterparts

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

10.7.	Entire Agreement

This Agreement, the Transaction Documents and the Confidentiality Agreement, including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

10.8.	Severability

If any provision of this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

10.9.	Specific Performance

In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any other Transaction Document, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or such Transaction Document. Without limiting the generality of the foregoing, the Parties hereto agree that each Party shall be entitled to enforce specifically the other Parties’ obligations to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing and the obligations with respect to the Financing), if the conditions set forth in Section 8 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (where permissible under applicable Law). The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

HEWLETT PACKARD ENTERPRISE COMPANY

By:	/s/ Rishi Varma
	Name:	Rishi Varma
	Title:	Senior Vice President, Deputy General Counsel, and Assistant Secretary

SEATTLE SPINCO, INC.

By:	/s/ Tim Stonesifer
	Name:	Tim Stonesifer
	Title:	Chief Financial Officer

MICRO FOCUS INTERNATIONAL PLC

By:	/s/ Kevin Loosemore
	Name:	Kevin Loosemore
	Title:	Executive Chairman

SEATTLE HOLDINGS, INC.

By:	/s/ Michael Phillips
	Name:	Michael Phillips
	Title:	President

SEATTLE MERGERSUB, INC.

By:	/s/ Michael Phillips
	Name:	Michael Phillips
	Title:	President

[Signature Page to Agreement and Plan of Merger]